As filed with the Securities and Exchange Commission on July 19, 2007
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIRST SOLAR, INC.
(Exact name of registrant as specified in its charter)

Delaware	3674	20-4623678
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4050 East Cotton Center Boulevard
Building 6, Suite 68
Phoenix, Arizona 85040
(602) 414-9300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

I. Paul Kacir
Vice President, General Counsel
First Solar, Inc.
4050 East Cotton Center Boulevard
Building 6, Suite 68
Phoenix, Arizona 85040
(602) 414-9300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

John T. Gaffney, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000	John D. Wilson, Esq. Shearman & Sterling LLP 1080 Marsh Road Menlo Park, California 94025 (650) 838-3600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to be	Offering	Aggregate	Amount of
Title of Each Class of Securities to be Registered	Registered	Price per Security	Offering Price	Registration Fee
Common Stock, par value $0.001 per share	11,097,500(1)	$111.77(2)	$1,240,367,575(2)	$38,079.28

(1)	Includes 1,447,500 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) promulgated under the Securities Act, and based on the average of the high and low prices of the common stock reported on The Nasdaq Global Market on July 17, 2007.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 19, 2007

9,650,000 Shares

First Solar, Inc.
Common Stock

We are selling 4,000,000 shares and the selling stockholders named in this prospectus are selling 5,650,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on The Nasdaq Global Market under the symbol “FSLR”. The last reported sale price of our common stock on July 18, 2007 was $109.92 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $           A SHARE

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	First Solar, Inc.	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

Certain of the selling stockholders have granted the underwriters the right to purchase up to an additional 1,447,500 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on          , 2007.

Credit Suisse	Goldman, Sachs & Co.	Morgan Stanley
            , 2007

You should rely only on information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any state where the offer is not permitted. The information in this prospectus may only be accurate as of the date on the front of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information about First Solar, Inc. and the offering contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. You should carefully read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors” and the financial statements and notes thereto included elsewhere in this prospectus. In this prospectus, except as otherwise indicated or as the context may otherwise require, all references to “First Solar”, “we”, “us” and “our” refer to First Solar, Inc. and its subsidiaries.

First Solar

We design and manufacture solar modules using a proprietary thin film semiconductor technology that has allowed us to reduce our average solar module manufacturing costs to among the lowest in the world. Our average manufacturing costs were $1.40 per Watt in 2006 and $1.29 per Watt in the first three months of 2007, which we believe were significantly less than those of traditional crystalline silicon solar module manufacturers. We are the first company to integrate non-silicon thin film technology into high volume low cost production. Our manufacturing process transforms an inexpensive 2ft x 4ft (60cm x 120cm) sheet of glass into a complete solar module in less than three hours, using approximately 1% of the semiconductor material used to produce traditional crystalline silicon solar modules. Our ability to attract customers with competitive pricing, in combination with our replicable low cost manufacturing process, afforded us a gross margin of 40% in 2006 and 45% in the first three months of 2007. By continuing to expand production and improve our technology and manufacturing process, we believe that we can further reduce our manufacturing costs per Watt and improve our cost advantage over traditional crystalline silicon solar module manufacturers. Our objective is to become, by 2010, the first solar module manufacturer to offer a solar electricity solution that competes on a non-subsidized basis with the price of retail electricity in key markets in North America, Europe and Asia.

Our net sales grew from $13.5 million in 2004 to $135.0 million in 2006 and from $13.6 million in the first three months of 2006 to $66.9 million in the first three months of 2007. Historically, almost all of our net sales have been to project developers and system integrators headquartered in Germany, who then resell our solar modules to end-users. Strong market demand, a positive customer response to our solar modules and our ability to expand production without raw material constraints present us with the opportunity to expand sales rapidly and increase market share.

To date, we have primarily engaged with our customers in long-term solar module supply contracts. We currently have long-term solar module supply contracts with nine project developers, system integrators and operators of renewable energy projects (the “Long Term Supply Contracts”) that, in the aggregate, allow for approximately €3.2 billion ($4.1 billion at an assumed exchange rate of $1.30/€1.00) in sales from 2007 to 2012 for the sale of a total of 2.2 GW of solar modules. The Long Term Supply Contracts provide for a decline of approximately 6.5% in sales price at the beginning of each year. As a result, we must reduce our average manufacturing cost per Watt by at least the same rate at which our contractual prices decline to maintain our historical gross margins. The Long Term Supply Contracts also provide for either a specified annual increase in the minimum average number of Watts per module or a base number of Watts per module that increases annually at a specified rate. Our failure to meet the minimum average annual number of Watts per module required in a given year would provide the basis for termination under some of our Long Term Supply Contracts, while other Long Term Supply Contracts apply a price adjustment per Watt if the minimum Watts per module delivered are higher or lower than the base number of Watts per module. The information in this paragraph is designed to summarize the financial terms of the Long Term Supply Contracts and is not intended to provide guidance about our future operating results, including revenues or profitability.

In order to satisfy our contractual requirements and address additional market demand, we are expanding our annual manufacturing capacity from 90MW in the second half of 2006 to 450MW by the first half of 2009. We describe our manufacturing capacity with a “nameplate” rating, which means minimum expected annual production. We periodically review and update the nameplate rating of our production lines to reflect improvements in module throughput and Watts per module (or conversion efficiency). As a result of a recent review, we increased the nameplate rating of each production line from 25MW to the current 30MW, thereby increasing the manufacturing capacity rating of each of our current and future manufacturing facilities. In August 2006, we expanded our Ohio plant from one to three production lines, increasing our annual manufacturing capacity to 90MW. In April 2007, we started initial production at a 120MW manufacturing facility in Germany, which we expect to reach full capacity by the fourth quarter of 2007. In April 2007, we also began construction of plant one of our Malaysia manufacturing center, and we plan to begin construction of plant two in the fourth quarter of 2007. We expect plant one to reach its full capacity of 120MW in the second half of 2008 and plant two to reach its full capacity of 120MW in the first half of 2009. After plant two of our Malaysia manufacturing center reaches its full capacity, we will have fifteen production lines and an annual global manufacturing capacity of 450MW.

Market Opportunity

Global demand for electricity is expected to increase from 14.8 trillion kilowatt hours in 2003 to 27.1 trillion kilowatt hours in 2025, according to the Energy Information Administration. However, supply constraints, rising prices, dependence on foreign countries for fuel feedstock and environmental concerns could limit the ability of many conventional sources of electricity to supply the rapidly expanding global demand. These challenges create a unique growth opportunity for the renewable energy industry, including solar energy. According to the Department of Energy, solar energy is the only source of renewable power with a large enough resource base to supply a significant percentage of the world’s electricity needs. Worldwide, annual installations by the photovoltaic industry grew from 0.4GW in 2002 to 1.7GW in 2006, representing an average annual growth rate of over 42%. In 2006, the cumulative installed capacity of solar modules worldwide reached just below 7GW.

Competitive Strengths

We believe that we possess a number of competitive strengths that position us to become a leader in the solar energy industry and compete in the broader electric power industry:

•	Cost-per-Watt advantage. Our proprietary thin film semiconductor technology allowed us to achieve an average manufacturing cost per Watt of $1.40 per Watt in 2006 and $1.29 per Watt in the first three months of 2007, which we believe were among the lowest in the world and significantly less than the per Watt manufacturing cost of crystalline silicon solar modules.

•	Continuous and scalable production process. We manufacture our solar modules on high-throughput production lines that complete all manufacturing steps, from semiconductor deposition to final assembly and testing, in an automated, proprietary, continuous process.

•	Replicable production facilities. We use a systematic replication process to build new production lines with operating metrics that are comparable to the performance of our existing production lines. By expanding production, we believe we can take advantage of economies of scale, accelerate development cycles and leverage our operations, enabling further reductions in the manufacturing cost per Watt of our solar modules.

•	Stable supply of raw materials. We are not currently constrained by and do not foresee a shortage of cadmium telluride, our semiconductor material. In addition, because our solar modules contain a relatively small amount of semiconductor material, we believe our exposure to cadmium telluride price increases is limited.

•	Pre-sold capacity through Long Term Supply Contracts. Our Long Term Supply Contracts provide us with predictable net sales and enable us to realize economies of scale from capacity expansions quickly. By pre-selling the solar modules to be produced on future production lines, we minimize the customer demand risk of our rapid expansion plans.

•	Favorable system performance. Under real-world conditions, including variation in the ambient temperature and intensity of sunlight, we believe systems incorporating our solar modules generate more kilowatt hours of electricity per Watt of rated power than systems incorporating crystalline silicon solar modules, increasing our end-users’ return on investment.

Strategies

Our goal is to create a sustainable market for our solar modules by utilizing our proprietary thin film semiconductor technology to develop a solar electricity solution that, by 2010, competes on a non-subsidized basis with the price of retail electricity in key markets in North America, Europe and Asia. We intend to pursue the following strategies to attain this goal:

•	Penetrate key markets rapidly. Upon completion of our German plant and plant one at our Malaysia manufacturing center, we expect to be a global fully-integrated solar module manufacturer. Our new production lines will enable us to diversify our customer base, gain market share in key solar module markets and reduce our dependence on any individual country’s subsidy programs.

•	Further reduce manufacturing cost. We deploy continuous improvement systems and tools to increase the throughput of all of our production lines and the efficiency of our workforce and to reduce our capital intensity and raw material requirements. In addition, as we expand production, we believe we can absorb fixed costs over higher production volumes, reduce fixed costs by manufacturing in low-cost regions such as Malaysia, negotiate volume-based discounts on certain raw material and equipment purchases and gain production and operational experience that translates into improved process and product performance.

•	Increase sellable Watts per module. We are implementing several programs designed to increase the number of sellable Watts per solar module, which is driven primarily by conversion efficiency. From 2003 to the end of the first three months of 2007, we increased the average conversion efficiency of our solar modules from approximately 6.8% to approximately 9.2%.

•	Enter the mainstream market for electricity. We believe that our ability to enter the non-subsidized, mainstream market for electricity will require system development and optimization, new system financing options and the development of new market channels. As part of these activities, we are developing solar electricity solutions beyond the solar module that we plan to offer in select market segments.

Challenges

Before you invest in our stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors”. We believe that the following are some of the major risks and uncertainties that may affect us:

•	Thin film technology has a limited operating history. The oldest solar module manufactured during the qualification of our pilot line has only been in use since 2001, and we do not have a large amount of data to validate our estimates of useful life and degradation. If our thin film technology and solar modules perform below expectations, we could lose customers and face high warranty expenses.

•	Failure to achieve anticipated operating metrics at new production lines. To satisfy our contractual requirements, we must expand our production capacity. If our systematic replication process does not yield new production lines that meet our committed schedules and with operating metrics that are comparable to the performance of our existing production lines, we would be unable to produce the MW volume required to satisfy our contractual requirements and could lose customers.

•	Failure to increase sellable Watts per module and reduce manufacturing costs. Our Long Term Supply Contracts require either a specified annual increase in the minimum average number of Watts per module or a base number of Watts per module that increases annually at a specified rate. All of our Long Term Supply Contracts also specify a decline of approximately 6.5% in sales price at the beginning of each year. Our failure to achieve these metrics could reduce our profitability or allow some of our customers to terminate their contracts.

•	Reduction or elimination of government subsidies. The reduction or elimination of government subsidies before we achieve our goal of cost-competitiveness with conventional sources of electricity could significantly limit our customer base and reduce our net sales.

•	Intense competition from providers of conventional and renewable sources of electricity. We face intense competition from providers of conventional and renewable electricity, including solar module manufacturers using crystalline silicon and other thin film technologies. Other sources of electricity could prove to be more cost competitive or desirable than our thin film technology.

Corporate Information

First Solar, Inc., a Delaware corporation, was incorporated on February 22, 2006. We operated as a Delaware limited liability company from 1999 until 2006. Our corporate headquarters are located at 4050 East Cotton Center Boulevard, Building 6, Suite 68, Phoenix, Arizona 85040 and our telephone number is (602) 414-9300. We maintain a website at www.firstsolar.com. The information contained in or connected to our website is not a part of this prospectus.

The Offering

Common stock offered by us	4,000,000 shares

Common stock offered by the selling stockholders	5,650,000 shares

Common stock to be outstanding after this offering	77,172,929 shares

Use of Proceeds	We estimate that we will receive net proceeds from our offering of common stock, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, of approximately $423.2 million. For a sensitivity analysis as to the offering price, see “Use of Proceeds”.

Of the net proceeds we receive in this offering, we intend to use:

• approximately $150 million to build plant two at our Malaysia manufacturing center;

• approximately $30 million to fund the associated production start-up and ramp-up costs; and

• the remainder for working capital and general corporate purposes, including possible future capacity expansions.

We will not receive any proceeds from the sale of our common stock by the selling stockholders in this offering, including any proceeds from the underwriters exercising their over-allotment option. See “Use of Proceeds”.

Dividend Policy	We do not currently intend to pay any cash dividends on our common stock. See “Dividend Policy” and “Description of Capital Stock — Common Stock”.

The Nasdaq Global Market Symbol	“FSLR”.

The number of shares to be outstanding after this offering is based on 72,997,929 shares of our common stock outstanding as of July 12, 2007 and reflects the exercise by a selling stockholder of options to acquire 175,000 shares of our common stock to be sold by such selling stockholder in this offering.

Summary Historical Consolidated Financial and Operating Data

The following tables provide a summary of our historical consolidated financial and operating data for the periods and at the dates indicated. The summary historical consolidated financial information for the fiscal years ended December 25, 2004, December 31, 2005 and December 30, 2006 and as of December 30, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial information for the three months ended April 1, 2006 and March 31, 2007 and as of March 31, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, that are considered necessary for a fair presentation of our financial position and operating results. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The information presented below should be read in conjunction with “Use of Proceeds”, “Capitalization”, “Selected Historical Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year Ended			Three Months Ended
	Dec 25,	Dec 31,	Dec 30,	April 1,	March 31,
	2004	2005	2006	2006	2007
	(as restated)
	(dollars in thousands)

Statement of Operations:
Net sales	$13,522	$48,063	$134,974	$13,624	$66,949
Cost of sales	18,851	31,483	80,730	10,352	36,907

Gross profit (loss)	(5,329)	16,580	54,244	3,272	30,042

Research and development	1,240	2,372	6,361	1,519	3,058
Selling, general and administrative	9,312	15,825	33,348	5,872	13,690
Production start-up	900	3,173	11,725	2,579	8,474

Operating income (loss)	(16,781)	(4,790)	2,810	(6,698)	4,820
Foreign currency gain (loss)	116	(1,715)	5,544	900	(270)
Interest expense	(100)	(418)	(1,023)	(423)	(201)
Other income (expense), net	(6)	372	1,849	349	3,960
Income tax expense	—	—	5,206	23	3,281
Cumulative effect of change in accounting for share-based compensation	—	89	—	—	—

Net income (loss)	$(16,771)	$(6,462)	$3,974	$(5,895)	$5,028

Other Financial Data:
Net cash from (used in) operating activities	$(15,185)	$5,040	$(576)	$(11,370)	$38,929
Capital expenditures	$7,733	$42,481	$153,150	$25,793	$40,755

	Actual		As Adjusted
	Dec 30,	March 31,	March 31,
Balance Sheet Data:	2006	2007	2007(1)
	(dollars in thousands)

Cash and cash equivalents	$308,092	$325,012	$748,204
Property, plant and equipment, net	178,868	220,918	220,918
Other current and long-term debt	80,697	95,830	95,830
Total stockholders’ equity	411,440	382,218	805,411

	Year Ended		Three Months Ended
	Dec 31,	Dec 30,	April 1,	March 31,
	2005	2006	2006	2007

Other Operating Data (unaudited):
Solar modules produced (in MW)(2)	21.4	59.9	7.2	26.1
Cost per Watt(3)	$1.59	$1.40	$1.60	$1.29

(1) Reflects the sale of 4,000,000 shares of our common stock by us in this offering at an assumed public offering price of $109.92 per share, which is the last reported sale price of our common stock on The Nasdaq Global Market on July 18, 2007. Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a 5% increase (decrease) in the assumed public offering price of $109.92 per share of common stock would increase (decrease) each of cash and cash equivalents and total stockholders’ equity by $21.2 million.
(2) Solar modules produced (in MW) includes solar modules held in inventory.
(3) We define average cost per Watt as the total manufacturing costs incurred during the period divided by the total Watts produced during the period.

RISK FACTORS

An investment in our stock involves a high degree of risk. You should carefully consider the following information, together with the other information in this prospectus, before buying shares of our stock. If any of the following risks or uncertainties occur, our business, financial condition and results of operations could be materially and adversely affected, the trading price of our stock could decline and you may lose all or a part of the money you paid to buy our stock.

Risks Relating to Our Business

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. Although we began developing our predecessor technology in 1987, we did not complete the qualification of our pilot production line until January 2002 and the first production line at our Ohio plant until November 2004. From our launch of commercial operations in January 2002 through the end of 2006, we have sold approximately 84MW of solar modules. Relative to the entire solar energy industry, which had a worldwide installed capacity of almost 7GW at the end of 2006, we have sold only a small percentage of the worldwide installed solar modules. As such, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. While our net sales grew from $13.5 million in 2004 to $135.0 million in 2006, we may be unable to achieve similar growth, or grow at all, in future periods. Accordingly, you should not rely on our results of operations for any prior period as an indication of our future performance.

We have incurred net losses until recently and may be unable to generate sufficient net sales in the future to sustain profitability.

We incurred net losses of $16.8 million in 2004 and $6.5 million in 2005. Although we had net income of $4.0 million in 2006 and $5.0 million in the first three months of 2007, we had an accumulated deficit of $140.4 million at March 31, 2007 and may incur losses in the future. In addition, we expect our operating expenses to increase as we expand our operations. Our ability to sustain profitability depends on a number of factors, including the growth rate of the solar energy industry, the continued market acceptance of solar modules, the competitiveness of our solar modules and services and our ability to increase production volumes. If we are unable to generate sufficient net sales to sustain profitability and positive cash flows, we could be unable to satisfy our commitments and may have to discontinue operations.

Thin film technology has a short history and our thin film technology and solar modules may perform below expectations.

Researchers began developing thin film semiconductor technology over 20 years ago, but were unable to integrate the technology into a production line until recently. Our oldest active production line has only been in operation since November 2004 and the oldest solar modules manufactured during the qualification of our pilot line have only been in use since 2001. As a result, our thin film technology and solar modules do not have a sufficient operating history to confirm how our solar modules will perform over their estimated 25-year useful life. If our thin film technology and solar modules perform below expectations, we could lose customers and face substantial warranty expense.

Our failure to further refine our technology and develop and introduce improved photovoltaic products could render our solar modules uncompetitive or obsolete and reduce our net sales and market share.

We will need to invest significant financial resources in research and development to keep pace with technological advances in the solar energy industry. However, research and development activities are inherently uncertain and we could encounter practical difficulties in commercializing our research results. Our significant expenditures on research and development may not produce corresponding benefits. Other companies are developing a variety of competing photovoltaic technologies, including copper indium gallium diselenide and amorphous silicon, that could produce solar modules that prove more cost-effective or have better performance than our solar modules. As a result, our solar modules may be rendered obsolete by the technological advances of others, which could reduce our net sales and market share.

If photovoltaic technology is not suitable for widespread adoption, or if sufficient demand for solar modules does not develop or takes longer to develop than we anticipate, our net sales may flatten or decline and we may be unable to sustain profitability.

The solar energy market is at a relatively early stage of development and the extent to which solar modules will be widely adopted is uncertain. If photovoltaic technology proves unsuitable for widespread adoption or if demand for solar modules fails to develop sufficiently, we may be unable to grow our business or generate sufficient net sales to sustain profitability. In addition, demand for solar modules in our targeted markets, including Germany, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of photovoltaic technology and demand for solar modules, including the following:

•	cost-effectiveness of solar modules compared to conventional and other non-solar renewable energy sources and products;

•	performance and reliability of solar modules and thin film technology compared to conventional and other non-solar renewable energy sources and products;

•	availability and substance of government subsidies and incentives to support the development of the solar energy industry;

•	success of other renewable energy generation technologies, such as hydroelectric, wind, geothermal, solar thermal, concentrated photovoltaic and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar renewable energy sources, such as increases or decreases in the price of oil and other fossil fuels;

•	fluctuations in capital expenditures by end-users of solar modules, which tend to decrease when the economy slows and interest rates increase; and

•	deregulation of the electric power industry and the broader energy industry.

Even if demand for solar modules continues to grow, the rapid expansion plans of many solar cell and module manufacturers could create periods where supply exceeds demand. During any such period, our competitors could decide to reduce their sales price, even below their manufacturing cost, in order to generate sales. As a result, we may be unable to sell our solar modules at attractive prices, or for a profit, during any period of excess supply of solar modules, which would reduce our net sales and harm our results of operations.

Our future success depends on our ability to build new manufacturing plants and add production lines in a cost-effective manner, both of which are subject to risks and uncertainties.

Our future success depends on our ability to significantly increase both our manufacturing capacity and production throughput in a cost-effective and efficient manner. If we cannot do so, we may be unable to expand our business, decrease our cost per Watt, maintain our competitive position, satisfy our contractual obligations or sustain profitability. Our ability to expand production capacity is subject to significant risks and uncertainties, including the following:

•	the need to raise significant additional funds to build additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as our inability to secure successful contracts with equipment vendors;

•	our custom-built equipment may take longer and cost more to engineer than expected and may never operate as designed;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plans effectively.

If our future production lines are not built in line with our committed schedules or do not achieve operating metrics similar to our existing production lines, our solar modules could perform below expectations and cause us to lose customers.

Currently, the three production lines at our Ohio plant are our only production lines that have a history of operating at full capacity. Although the four production lines at our German plant are producing some modules during the qualification phase, we do not expect them to operate at full capacity until the fourth quarter of 2007. These four production lines and future production lines could produce solar modules that have lower efficiencies, higher failure rates and higher rates of degradation than solar modules from our existing production lines, and we could be unable to determine the cause of the lower operating metrics or develop and implement solutions to improve performance. The second and third production lines at our Ohio plant, completed in August 2006, represent a “standard building block” that we replicated twice to build the four production lines at our German plant. We plan to use the same systematic replication process to build our Malaysia manufacturing center and future production facilities, including expansion of our existing production facilities. Our replication risk in connection with building production lines at our German plant, Malaysian manufacturing center and other future manufacturing plants could be higher than our replication risk was in expanding the Ohio plant because these new production lines are located internationally, which could entail other factors that will lower their operating metrics. If we are unable to systematically replicate our production lines to meet our committed schedules and achieve and sustain similar operating metrics in our German plant, Malaysian manufacturing center and future production lines as our existing production lines, our manufacturing capacity could be substantially constrained, our manufacturing costs per Watt could increase and we could lose customers, causing lower net sales and net income than we anticipate.

Some of our manufacturing equipment is customized and sole sourced. If our manufacturing equipment fails or if our equipment suppliers fail to perform under their contracts, we could experience production disruptions and be unable to satisfy our contractual requirements.

Some of our manufacturing equipment is customized to our production lines based on designs or specifications that we provide the equipment manufacturer, who then undertakes a specialized process to manufacture the custom equipment. As a result, the equipment is not readily available from multiple vendors and would be difficult to repair or replace if it were to become damaged or stop working. If any piece of equipment fails, production along the entire production line could be interrupted and we could be unable to produce enough solar modules to satisfy our contractual requirements. In addition, the failure of our equipment suppliers to supply equipment in a timely manner or on commercially reasonable terms could delay our expansion plans and otherwise disrupt our production schedule or increase our manufacturing costs.

We may be unable to manage the expansion of our operations effectively.

We expect to expand our business significantly in order to meet our contractual obligations, satisfy demand for our solar modules and increase market share. In August 2006, we expanded our Ohio plant from one to three production lines, increasing our annual manufacturing capacity to 90MW. In April 2007, we started initial production at a 120MW manufacturing facility in Germany, which we expect to reach full capacity by the fourth quarter of 2007. Also in April 2007, we began construction of plant one of our Malaysia manufacturing center and we plan to begin construction of plant two in the fourth quarter of 2007. Following the completion of plant two of our Malaysia manufacturing center, estimated for the first half of 2009, we will have grown from one production line to fifteen production lines with an annual global manufacturing capacity of 450MW in approximately three years.

To manage the rapid expansion of our operations, we will be required to improve our operational and financial systems, procedures and controls and expand, train and manage our growing associate base. Our management will also be required to maintain and expand our relationships with customers, suppliers and other third parties and attract new customers and suppliers. In addition, our current and planned operations, personnel, systems and internal procedures and controls might be inadequate to support our future growth. If we cannot manage our growth effectively, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

We depend on a limited number of third-party suppliers for key raw materials and their failure to perform could cause manufacturing delays and impair our ability to deliver solar modules to customers in the required quality and quantities and at a price that is profitable to us.

Our failure to obtain raw materials and components that meet our quality, quantity and cost requirements in a timely manner could interrupt or impair our ability to manufacture our solar modules or increase our manufacturing cost. Most of our key raw materials are either sole-sourced or sourced by a limited number of third-party suppliers. As a result, the failure of any of our suppliers to perform could disrupt our supply chain and impair our operations. In addition, many of our suppliers are small companies that may be unable to supply our increasing demand for raw materials as we implement our planned rapid expansion. We may be unable to identify new suppliers or qualify their products for use on our production lines in a timely manner and on commercially reasonable terms. Raw materials from new suppliers may also be less suited for our technology and yield solar modules with lower conversion efficiencies, higher failure rates and higher rates of degradation than solar modules manufactured with the raw materials from our current suppliers.

A disruption in our supply chain for cadmium telluride, our semiconductor material, could interrupt or impair our ability to manufacture solar modules.

The key raw material we use in our production process is a cadmium telluride compound, with the tellurium component of the compound being the most critical. Currently, we purchase all of our cadmium telluride in manufactured form from two suppliers. If our current suppliers or any of our future suppliers is unable to perform under its contracts or purchase orders, our operations could be interrupted or impaired. In addition, because our suppliers must undergo a lengthy qualification process, we may be unable to replace a lost supplier in a timely manner and on commercially reasonable terms. Our supply of cadmium telluride could also be limited if any of our current suppliers or any of our future suppliers is unable to acquire an adequate supply of tellurium in a timely manner or at commercially reasonable prices. If our competitors begin to use or increase their demand for cadmium telluride, supply could be reduced and prices could increase. If our current suppliers or any of our future suppliers cannot obtain sufficient tellurium, it could substantially increase prices or be unable to perform under its contracts. We may be unable to pass increases in the cost of our raw materials through to our customers because our customer contracts do not adjust for raw material price increases and are generally for a longer term than our raw material supply contracts.

We currently depend on nine customers, with six customers accounting for substantially all of our net sales in the first three months of 2007. The loss of, or a significant reduction in orders from, any of these customers could significantly reduce our net sales and harm our operating results.

We currently sell substantially all of our solar modules to customers headquartered in Germany and France. During 2006, our five largest customers each accounted for between 16% and 19% of our net sales. In the first three months of 2007, our six largest customers each accounted for between 13% and 22% of our net sales. The loss of any of our large customers, their inability to perform under their contracts or their default in payment could significantly reduce our net sales and adversely impact our operating results. In addition, our Long Term Supply Contracts extend through 2012 and we expect them to allocate a significant amount of our production capacity to a limited number of customers. As a result, we do not expect to have a significant amount of excess production capacity to identify and then build relationships with new customers that could replace any lost customers, and we will have to rely on future expansions to attract and service new customers. In addition, our customer relationships have been developed over a relatively short period of time and we cannot guarantee that we will have good relations with our customers in the future. Several of our competitors have more established relationships with our customers and may gain a larger share of our customers’ business over time.

If we are unable to further increase the number of sellable Watts per solar module and reduce our manufacturing cost per Watt, we will be in default under certain of our Long Term Supply Contracts and our profitability could decline.

Our Long Term Supply Contracts require either an increase in the minimum average number of Watts per module of approximately 5% annually from 2007 to 2009 and then by 3% in 2012 or a base number of Watts per module that increases 3-4% annually from 2007 to 2009 and then remains fixed through 2012. Our failure to achieve these metrics could reduce our profitability or allow some of our customers to terminate their contracts. In addition, all of our Long Term Supply Contracts specify a sales price per Watt that declines by approximately 6.5% at the beginning of each year through the expiration date of each contract in 2012. Our profitability could decline if we are unable to reduce our manufacturing cost per Watt by at least the same rate at which our contractual prices decrease.

Reduced growth in or the reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity applications could reduce demand for our solar modules, lead to a reduction in our net sales and adversely impact our operating results.

Reduced growth in or the reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity may result in the diminished competitiveness of solar energy relative to conventional and non-solar renewable sources of energy, and could materially and adversely affect the growth of the solar energy industry and our net sales. We believe that the near-term growth of the market for on-grid applications, where solar energy is used to supplement the electricity a consumer purchases from the utility network, depends significantly on the availability and size of government and economic incentives. Currently, the cost of solar electricity substantially exceeds the retail price of electricity in every significant market in the world. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Italy, Spain, France, South Korea, Japan, Canada and the United States, have provided subsidies in the form of feed-in tariffs, rebates, tax write-offs and other incentives to end-users, distributors, systems integrators and manufacturers of photovoltaic products. For example, Germany, which accounted for 98.4% of our net sales in the first three months of 2007, has been a strong supporter of photovoltaic products and systems and political changes in Germany could result in significant reductions in or the elimination of incentives. Many of these government incentives expire, phase out over time, exhaust the allocated funding or require renewal by the applicable authority. For example, German subsidies decline at a rate of 5.0% to 6.5% per year (based on the type and size of the photovoltaic system) and discussions are ongoing about modifying the German Renewable Energy Law, or the EEG. The German Federal Ministry for the Environment recently published a progress report on the EEG recommending a gradual increase of two percentage points from 2009 through 2010 and three percentage points in 2011 in the rate at which German subsidies decline. If the German government reduces or eliminates the subsidies under the EEG, demand for photovoltaic products could significantly decline in Germany. The Spanish Royal Decree currently supports system installations of 400MW cumulatively. If the Spanish government decides not to further increase this limitation, the program would run out of funding within two years. In addition, the Emerging Renewables Program in California has finite funds that may not last through the current program period. California subsidies declined from $2.80 to $2.50 per Watt in March 2006 and will continue to decline as cumulative installations exceed stated thresholds. Net metering policies in California, which currently only require each investor owned utility to provide net metering up to 2.5% of its aggregate customer peak demand, could also limit the amount of solar power installed within California. Emerging subsidy programs, such as the recently announced programs in Italy, France, Greece and Ontario, Canada, may require an extended period of time to attain effectiveness because the applicable permitting and grid connection processes associated with these programs can be lengthy and administratively burdensome.

In addition, if any of these statutes or regulations is found to be unconstitutional, or is reduced or discontinued for other reasons, sales of our solar modules in these countries could decline significantly, which could have a material adverse effect on our business and results of operations. For example, the predecessor to the German EEG was challenged in Germany on constitutional grounds and in the European Court of Justice as impermissible state aid. Although the German Federal High Court of Justice dismissed these constitutional concerns and the European Court of Justice held that the purchase requirement at minimum feed-in tariffs did not constitute impermissible state aid, new proceedings challenging the Renewable Energies Act or comparable minimum price regulations in other countries in which we currently operate or intend to operate may be initiated.

Electric utility companies or generators of electricity from fossil fuels or other renewable energy sources could also lobby for a change in the relevant legislation in their markets to protect their revenue streams. Reduced growth in or the reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar energy applications, especially those in our target markets, could cause our net sales to decline and materially and adversely affect our business, financial condition and results of operations.

Currency translation and transaction risk may negatively affect our net sales, cost of sales and gross margins and could result in exchange losses.

Although our reporting currency is the U.S. dollar, we conduct our business and incur costs in the local currency of most countries in which we operate. As a result, we are subject to currency translation risk. For example,

95.0% and 100.0% of our net sales were outside the United States and denominated in euros for the fiscal year ended December 30, 2006 and the three months ended March 31, 2007, respectively, and we expect a large percentage of our net sales to be outside the United States and denominated in foreign currencies in the future. In addition, with the expansion of our manufacturing operations into Germany and our current expansion into Malaysia, our operating expenses for the plants in these countries will be denominated in the local currency. Changes in exchange rates between foreign currencies and the U.S. dollar could affect our net sales and cost of sales and could result in exchange losses. In addition, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a different currency from our reporting currency. For example, our Long Term Supply Contracts specify fixed pricing in euros through 2012 and do not adjust for changes in the U.S. dollar to euro exchange rate. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations.

We could also expand our business into emerging markets, many of which have an uncertain regulatory environment relating to currency policy. Conducting business in such emerging markets could cause our exposure to changes in exchange rates to increase.

An increase in interest rates could make it difficult for end-users to finance the cost of a photovoltaic system and could reduce the demand for our solar modules.

Many of our end-users depend on debt financing to fund the initial capital expenditure required to purchase and install a photovoltaic system. As a result, an increase in interest rates could make it difficult for our end-users to secure the financing necessary to purchase and install a photovoltaic system on favorable terms, or at all, and thus lower demand for our solar modules and reduce our net sales. In addition, we believe that a significant percentage of our end-users install photovoltaic systems as an investment, funding the initial capital expenditure through a combination of equity and debt. An increase in interest rates could lower an investor’s return on investment in a photovoltaic system, or make alternative investments more attractive relative to photovoltaic systems, and, in each case, could cause these end-users to seek alternative investments.

We face intense competition from manufacturers of crystalline silicon solar modules, thin film solar modules and solar thermal and concentrated photovoltaic systems.

The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with the larger electric power industry. We believe that our main sources of competition are crystalline silicon solar module manufacturers, other thin film solar module manufacturers and companies developing solar thermal and concentrated photovoltaic technologies.

At the end of 2006, the global photovoltaic industry consisted of over 100 manufacturers of solar cells and modules. Within the photovoltaic industry, we face competition from crystalline silicon solar cell and module manufacturers, including BP Solar, Evergreen Solar, Kyocera, Motech, Q-Cells, Renewable Energy Corporation, Sanyo, Schott Solar, Sharp, SolarWorld, Sunpower and Suntech. We also face competition from thin film solar module manufacturers, including Antec, Kaneka, Mitsubishi Heavy Industries, Shell Solar, United Solar and several crystalline silicon manufacturers who are developing thin film technologies. We may also face competition from semiconductor manufacturers and semiconductor equipment manufacturers, or their customers, several of which have already announced their intention to start production of solar cells, solar modules or turnkey production lines. In addition to manufacturers of solar cells and modules, we face competition from companies developing solar thermal and concentrated photovoltaic technologies.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. A competitor’s greater size provides them with a competitive advantage because they often can realize economies of scale and purchase certain raw materials at lower prices. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our current and potential distributors and have extensive knowledge of our target markets. As a result of their greater size, some of our competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. In addition, a significant increase in the supply of silicon feedstock or a significant reduction in the manufacturing cost of crystalline silicon solar modules could lead to pricing pressures for solar modules. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

We identified several significant deficiencies in our internal control over financial reporting that were deemed to be material weaknesses. If we are unable to successfully address the material weaknesses in our internal controls, our ability to report our financial results on a timely and accurate basis may be adversely affected.

In connection with the audit of our financial statements for the fiscal years ended December 25, 2004 and December 31, 2005, we identified several significant deficiencies in our internal control over financial reporting that were deemed to be “material weaknesses,” as defined in standards established by The Public Company Accounting Oversight Board (“PCAOB”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Controls and Procedures”.

A material weakness is defined by the PCAOB as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

As of December 31, 2005, we did not maintain effective controls over the preparation, review and presentation and disclosure of our consolidated financial statements due to a lack of personnel with experience in financial reporting and control procedures necessary for SEC registrants. This failure caused several significant deficiencies, four of which had a large enough impact on our operating results to individually constitute material weaknesses. These material weaknesses were: (i) we did not maintain effective controls to ensure that the appropriate labor and overhead expenses were included in the cost of our inventory and that intercompany profits in inventory were completely and accurately eliminated as part of the consolidation process; (ii) we did not maintain effective controls to ensure the complete and accurate capitalization of interest in connection with our property, plant and equipment additions; (iii) we did not maintain effective controls to properly accrue for warranty obligations; and (iv) we did not maintain effective controls to properly record the formation of First Solar US Manufacturing, LLC in 1999 and the subsequent liquidation of minority membership units in 2003.

These control deficiencies resulted in the restatement of our consolidated financial statements for 2004 and audit adjustments to our 2005 consolidated financial statements and to the consolidated financial statements of each interim period in 2005. These control deficiencies could result in more than a remote likelihood that a material misstatement to our annual or interim financial statements would not be prevented or detected. Accordingly, we have concluded that each of these control deficiencies constitutes a material weakness.

We are in the process of adopting and implementing several measures to improve our internal control over financial reporting . If the remedial procedures we have adopted and implemented are insufficient to address our material weakness and significant deficiencies, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements and our operating results may be adversely affected.

We cannot assure you that additional significant deficiencies or material weaknesses in our internal controls over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or difficulties we encounter in their implementation, could result in additional significant deficiencies or material weaknesses, cause us to fail to meet our future reporting obligations or cause our financial statements to contain material misstatements. Any such failure could also adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal controls over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act of 2002, and which will become applicable to us beginning with the required filing of our Annual Report on Form 10-K for fiscal 2007 in the first quarter of 2008. Internal control deficiencies could also result in a restatement of our financial statements in the future or cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

Our substantial international operations subject us to a number of risks, including unfavorable political, regulatory, labor and tax conditions in foreign countries.

We have significant marketing and distribution operations outside the United States and, with the completion of our German plant and construction of our Malaysia manufacturing center, we expect to have significant manufacturing operations outside the United States. In the first three months of 2007, 98.4% of our net sales were generated from customers headquartered in Germany. In the future, we expect to expand our operations in other European countries, Malaysia and other Asian countries and, as a result, we will be subject to the legal, political, social and regulatory requirements and economic conditions of many jurisdictions. Risks inherent to international operations, include, but are not limited to, the following:

•	difficulty in enforcing agreements in foreign legal systems;

•	foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade and investment, including currency exchange controls;

•	fluctuations in exchange rates may affect product demand and may adversely affect our profitability in U.S. dollars to the extent the price of our solar modules and cost of raw materials, labor and equipment is denominated in a foreign currency;

•	inability to obtain, maintain or enforce intellectual property rights;

•	risk of nationalization of private enterprises;

•	changes in general economic and political conditions in the countries in which we operate, including changes in the government incentives we are relying on;

•	unexpected adverse changes in foreign laws or regulatory requirements, including those with respect to environmental protection, export duties and quotas;

•	difficulty with staffing and managing widespread operations;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our solar modules and make us less competitive in some countries; and

•	difficulty of and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer and sell our solar modules.

Our business in foreign markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business. In addition, each of the foregoing risks is likely to take on increased significance as we implement our plans to expand our foreign manufacturing operations.

Problems with product quality or performance may cause us to incur warranty expenses, damage our market reputation and prevent us from maintaining or increasing our market share.

Our solar modules are sold with a five year materials and workmanship warranty for technical defects and a ten year and twenty-five year warranty against declines of more than 10% and 20% of their initial rated power, respectively. As a result, we bear the risk of extensive warranty claims long after we have sold our solar modules and recognized net sales. As of March 31, 2007, our accrued warranty liability was $3.4 million.

While our warranty extends for twenty-five years, our oldest solar modules manufactured during the qualification of our pilot production line have only been in use since 2001. Because of the limited operating history of our solar modules, we have been required to make assumptions regarding the durability and reliability of our solar modules. Our assumptions could prove to be materially different from the actual performance of our solar modules, causing us to incur substantial expense to repair or replace defective solar modules in the future. For example, our glass-on-glass solar modules could break, delaminate or experience power degradation in excess of expectations. In addition, once our solar modules are installed, connected and exposed to sunlight, but before they are connected to a power grid or there is a load otherwise put on them, they are in an open circuit condition. We are continuing to collect data on the long-term effects on reliability and service life that results from extended periods of the solar modules being in an open circuit condition, particularly in high ambient temperature conditions. Although the data available to us to date does not suggest significant deterioration in long-term performance of solar modules that are left in a prolonged open circuit condition, it may become apparent with future experience that the long-term performance and service life of our solar modules is affected by remaining in an open circuit condition for prolonged periods of time. Any widespread product failures may damage our market reputation and cause our sales to decline and require us to repair or replace the defective modules, which could have a material adverse effect on our financials results.

If our estimates regarding the future cost of reclaiming and recycling our solar modules are incorrect, we could be required to accrue additional expenses at and from the time we realize our estimates are incorrect and face a significant unplanned cash burden when our end-users return their solar modules.

We pre-fund our estimated future obligation for reclaiming and recycling our solar modules based on the present value of the expected future cost of the reclaiming and recycling process. This cost includes the cost of packaging the solar module for transport, the cost of freight from the solar module’s installation site to a recycling center and the material, labor and capital costs of the recycling process. The related expense that we recognize in our financial statements also includes an estimated third-party profit margin and risk rate for such services. Currently, we base our estimates on our experience reclaiming and recycling solar modules that do not pass our quality control tests and solar modules returned under our warranty and on our expectations about future developments in recycling technologies and processes and about economic conditions at the time the solar modules will be reclaimed and recycled. If our estimates prove incorrect, we could be required to accrue additional expenses at and from the time we realize our estimates are incorrect and also face a significant unplanned cash burden at the time we realize our estimates are incorrect or end-users return their solar modules, which could harm our operating results. In addition, our end-users can return their solar modules at any time. As a result, we could be required to reclaim and recycle our solar modules earlier than we expect and before recycling technologies and processes improve.

Our future success depends on our ability to retain our key associates and to successfully integrate them into our management team.

We are dependent on the services of Michael J. Ahearn, our Chief Executive Officer, Bruce Sohn, our President, Jens Meyerhoff, our Chief Financial Officer, Ken Schultz, our Vice President of Sales and Marketing, and other members of our senior management team. The loss of Messrs. Ahearn, Sohn, Meyerhoff, Schultz or any other member of our senior management team could have a material adverse effect on us. There is a risk that we will not be able to retain or replace these key associates. Several of our current key associates, including Messrs. Ahearn, Sohn, Meyerhoff and Schultz, are subject to employment conditions or arrangements that contain post-employment non-competition provisions. However, these arrangements permit the associates to terminate their employment with us upon little or no notice. We recently added several members to our senior management team, including Mr. Sohn, our new President. Integrating them into our management team could prove disruptive to our daily operations, require a disproportionate amount of resources and management attention and prove unsuccessful.

If we are unable to attract, train and retain technical personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain technical personnel. Recruiting and retaining capable personnel, particularly those with expertise in the photovoltaic industry, thin film technology and cadmium telluride, are vital to our success. There is substantial competition for qualified technical personnel and we cannot assure you that we will be able to attract or retain our technical personnel. In addition, a significant percentage of our current technical personnel have stock options that vest in 2008 and it may be more difficult to retain these individuals after their options vest. If we are unable to attract and retain qualified associates, our business may be materially and adversely affected.

Our failure to protect our intellectual property rights may undermine our competitive position and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.

Protection of our proprietary processes, methods and other technology, especially our proprietary vapor transport deposition process and laser scribing process, is critical to our business. Failure to protect and monitor the use of our existing intellectual property rights could result in the loss of valuable technologies. We rely primarily on patents, trademarks, trade secrets, copyrights and other contractual restrictions to protect our intellectual property. As of March 31, 2007, we held 23 patents in the United States and 16 patents in select foreign jurisdictions. A majority of our patents expire at various times between 2007 and 2023. Our existing patents and future patents could be challenged, invalidated, circumvented or rendered unenforceable. We have pending patent applications in the United States and in foreign jurisdictions. Our pending patent applications may not result in issued patents, or if patents are issued to us, such patents may not be sufficient to provide meaningful protection against competitors or against competitive technologies.

We also rely upon unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our associates and third parties to protect our intellectual property, such confidentiality agreements are limited in duration and could be breached and may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge of our trade secrets through independent development or legal means. The failure of our patents or confidentiality agreements to protect our processes, equipment, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have a material adverse effect on our business. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some foreign countries, especially any developing countries into which we may expand our operations. In some countries we have not applied for patent, trademark or copyright protection.

Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition and operating results. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention and other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards or prohibit us from the manufacture and sale of our solar modules or the use of our technology.

Our success depends largely on our ability to use and develop our technology and know-how without infringing or misappropriating the intellectual property rights of third parties. The validity and scope of claims relating to photovoltaic technology patents involve complex scientific, legal and factual considerations and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, which may not be available on reasonable terms, or at all, or pay ongoing royalties, require us to redesign our solar module, or subject us to injunctions prohibiting the manufacture and sale of our solar modules or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our solar modules until the resolution of such litigation.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of photovoltaic products, which may significantly reduce demand for our solar modules.

The market for electricity generation products is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies have been modified in the past and may be modified again in the future. These regulations and policies could deter end-user purchases of photovoltaic products and investment in the research and development of photovoltaic technology. For example, without a mandated regulatory exception for photovoltaic systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our end-users of using photovoltaic systems and make them less desirable, thereby harming our business, prospects, results of operations and financial condition. In addition, electricity generated by photovoltaic systems mostly competes with expensive peak hour electricity, rather than the less expensive average price of electricity. Modifications to the peak hour pricing policies of utilities, such as to a flat rate, would require photovoltaic systems to achieve lower prices in order to compete with the price of electricity.

We anticipate that our solar modules and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar modules may result in significant additional expenses to us, our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar modules.

Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability.

Our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials and are subject to extensive environmental laws and regulations at the national, state, local and international level. These environmental laws and regulations include those governing the discharge of pollutants into the air and water, the use, management and disposal of hazardous materials and wastes, the cleanup of contaminated sites and occupational health and safety. We have incurred and will continue to incur, significant costs and capital expenditures in complying with these laws and regulations. In addition, violations of, or liabilities under, environmental laws or permits may result in restrictions being imposed on our operating activities or in our being subjected to substantial fines, penalties, criminal proceedings, third party property damage or personal injury claims, cleanup costs or other costs. While we believe we are currently in substantial compliance with applicable environmental requirements, future developments such as more aggressive enforcement policies, the implementation of new, more stringent laws and regulations, or the discovery of presently unknown environmental conditions may require expenditures that could have a material adverse effect on our business, results of operations and financial condition.

In addition, our products contain cadmium telluride and cadmium sulfide. Elemental cadmium and certain of its compounds are regulated as hazardous due to the adverse health effects that may arise from human exposure. Although the risks of exposure to cadmium telluride are not believed to be as serious as those relating to the exposure to elemental cadmium, the chemical, physical and toxicological properties of cadmium telluride have not been thoroughly investigated and reported. We maintain engineering controls to minimize associate exposure to cadmium and require our associates who handle cadmium compounds to follow certain safety procedures, including the use of personal protective equipment such as respirators, chemical goggles and protective clothing. In addition, we believe the risk of exposure to cadmium or cadmium compounds from our end-products is limited by the fully encapsulated nature of these materials in our products, as well as the implementation in 2005 of our end of life recycling program for our solar modules. While we believe that these factors and procedures are sufficient to protect our associates, end-users and the general public from cadmium exposure, we cannot assure you that human or environmental exposure to cadmium or cadmium compounds used in our products will not occur. Any such exposure could result in future third-party claims against us, as well as damage to our reputation and heightened regulatory scrutiny of our products, which could limit or impair our ability to sell and distribute our products. The occurrence of future events such as these could have a material adverse effect on our business, financial condition or results of operations.

The use of cadmium in various products is also coming under increasingly stringent governmental regulation. Future regulation in this area could impact the manufacture and sale of cadmium-containing solar modules and could require us to make unforeseen environmental expenditures or limit our ability to sell and distribute our products. For example, the European Union Directive 2002/96/EC on Waste Electrical and Electronic Equipment, or the “WEEE Directive”, requires manufacturers of certain electrical and electronic equipment to be financially responsible for the collection, recycling, treatment and disposal of specified products sold in the European Union. In addition, European Union Directive 2002/95/EC on the Restriction of the Use of Hazardous Substances in electrical and electronic equipment, or the “RoHS Directive”, restricts the use of certain hazardous substances, including cadmium, in specified products. Other jurisdictions are considering adopting similar legislation. Currently, photovoltaic solar modules in general are not subject to the WEEE or RoHS Directives; however, these directives allow for future amendments subjecting additional products to their requirements and the scope, applicability and the products included in the WEEE and RoHS directives are currently being considered and may change. If, in the future, our solar modules become subject to requirements such as these, we may be required to apply for an exemption. If we were unable to obtain an exemption, we would be required to redesign our solar modules in order to continue to offer them for sale within the European Union, which would be impractical. Failure to comply with these directives could result in the imposition of fines and penalties, the inability to sell our solar modules in the European Union, competitive disadvantages and loss of net sales, all of which could have a material adverse effect on our business, financial condition and results of operations.

We have limited insurance coverage and may incur losses resulting from product liability claims, business interruptions, or natural disasters.

We are exposed to risks associated with product liability claims in the event that the use of our solar modules results in personal injury or property damage. Our solar modules are electricity-producing devices, and it is possible that users could be injured or killed by our solar modules due to product malfunctions, defects, improper installation or other causes. We commenced commercial shipment of our solar modules in 2002 and, due to our limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we may not have adequate resources and insurance to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Any business disruption or natural disaster could result in substantial costs and diversion of resources.

The Estate of John T. Walton and its affiliates have significant control over us and their interests may conflict with or differ from your interests as a stockholder.

Upon consummation of this offering, our largest stockholder, the Estate of John T. Walton and its affiliates, including JCL Holdings, LLC, will beneficially own approximately 45.6% of our outstanding common stock, or approximately 44.1% if the underwriters exercise their over-allotment option in full. As a result, the Estate of John T. Walton and its affiliates have substantial influence over all matters requiring stockholder approval, including the election of our directors and the approval of significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets. In addition, our amended and restated certificate of incorporation and by-laws provide that unless and until the Estate of John T. Walton, JCL Holdings, LLC, John T. Walton’s surviving spouse, descendants, any entity (including a trust) that is for the benefit of John T. Walton’s surviving spouse or descendants or any entity (including a trust) over which any of John T. Walton’s surviving spouse, descendants or siblings has voting or dispositive power (collectively, the “Estate”) collectively owns less than 40% of our common stock then outstanding, stockholders holding 40% or more of our common stock then outstanding may call a special meeting of the stockholders, at which our stockholders could replace our board of directors. In addition, unless and until the Estate collectively owns less than 40% of our common stock then outstanding, stockholder action may be taken by written consent. See “Description of Capital Stock.” The interests of the Estate could conflict with or differ from your interests as a holder of our common stock. For example, the concentration of ownership held by the Estate could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which you may view favorably.

Risks Relating to This Offering

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above under “—Risks Relating to Our Business” and the following:

•	the failure of securities analysts to cover our common stock or changes in financial estimates by analysts;

•	the inability to meet the financial estimates of analysts who follow our common stock;

•	announcements by us or our competitors of significant contracts, productions, acquisitions or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common stock; and

•	investor perception of us and the renewable energy industry.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the offering price. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

After the consummation of this offering, there will be 77,172,929 shares of our common stock outstanding. Of these shares, the 9,650,000 shares of common stock sold in this offering by us and the selling stockholders (11,097,500 shares if the underwriters exercise their over-allotment option in full) and the 22,942,500 shares of common stock sold in our initial public offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act. The remaining shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144 under the Securities Act, and may be resold, in the absence of registration under the Securities Act, pursuant to an exemption from such registration, including among others, the exemptions provided by Rules 144, 144(k) or 701 under the Securities Act. Upon expiration of the “lock-up” period 90 days after the date of this prospectus, approximately 43,419,336 shares will be available for sale pursuant to Rules 144, 144(k) or 701.

We are incurring and will continue to incur costs as a result of being a public company that we did not incur when we were a private company.

As a newly public company, we are incurring and will continue to incur significant legal, accounting and other expenses that we did not incur when we were a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and The Nasdaq Global Market, have required changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

As a public company, we will be required to document and test our procedures for internal control over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that both addresses our management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to our business. We also expect these regulations to increase our legal and financial compliance cost, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations since there is presently no precedent available by which to measure compliance adequacy. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report as required by Section 404, then investors could lose confidence in our reported financial information, which could have an adverse effect on the trading price of our stock. See “—Risks Relating to Our Business—We identified several significant deficiencies in our internal control over financial reporting that were deemed to be material weaknesses. If we are unable to successfully address the material weaknesses in our internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected”.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” that involve risks and uncertainties. These forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future net sales or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information and, in particular, appear under the headings “Prospectus Summary”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Industry” and “Business”. When used in this prospectus, the words “estimates”, “expects”, “anticipates”, “projects”, “plans”, “intends”, “believes”, “forecasts”, “foresees”, “likely”, “may”, should”, “goal”, “target” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements are based upon information available to us on the date of this prospectus.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things, the matters discussed in this prospectus in the sections captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Factors you should consider that could cause these differences are:

•	the worldwide demand for electricity and the market for renewable energy, including solar energy;

•	the ability or inability of conventional fossil fuel-based generation technologies to meet the worldwide demand for electricity;

•	our competitive position and our expectation regarding key competitive factors;

•	government subsidies and policies supporting renewable energy, including solar energy;

•	our expenses, sources of net sales and international sales and operations;

•	future pricing of our solar modules and the photovoltaic systems in which they are incorporated;

•	the performance, features and benefits of our solar modules and plans for the enhancement of solar modules;

•	the possibility of liability for pollution and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	the supply and price of components and raw materials, including tellurium;

•	our ability to expand our manufacturing capacity in a timely and cost-effective manner;

•	our ability to attract new customers and to develop and maintain existing customer and supplier relationships;

•	our ability to retain our current key executives, integrate new key executives and to attract and retain other skilled managerial, engineering and sales marketing personnel;

•	elements of our marketing, growth and diversification strategies including our strategy to reduce dependence on government subsidies;

•	our intellectual property and our continued investment in research and development;

•	changes in the status of legal proceedings or the commencement of new material legal proceedings;

•	changes in, or the failure to comply with, government regulations and environmental, health and safety requirements;

•	interest rate fluctuations and both our and our end-users’ ability to secure financing on commercially reasonable terms or at all;

•	foreign currency fluctuations and devaluations and political instability in our foreign markets; and

•	general economic and business conditions including those influenced by international and geopolitical events such as the war in Iraq and any future terrorist attacks.

There may be other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by law.

USE OF PROCEEDS

We estimate that we will receive net proceeds from our offering of our common stock, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, of approximately $423.2 million. Of the net proceeds we receive in this offering, we intend to use approximately $150 million to build plant two at our Malaysia manufacturing center, which will increase the annual manufacturing capacity of our Malaysia manufacturing center to eight production lines and 240MW, approximately $30 million to fund the associated production start-up and ramp-up costs and the remainder for working capital and general corporate purposes, including possible future capacity expansions.

If we were to price the offering at $104.42 per share, which is a price 5% below the last reported sale price of our common stock on The Nasdaq Global Market on July 18, 2007, we estimate that we would receive net proceeds of approximately $402.0 million, assuming the total number of shares offered by us remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If we were to price the offering at $115.42 per share, which is a price 5% above the last reported sale price of our common stock on The Nasdaq Global Market on July 18, 2007, we estimate that we would receive net proceeds of approximately $444.4 million, assuming the total number of shares offered by us remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on The Nasdaq Global Market under the symbol “FSLR” since November 17, 2006. Prior to this time, there was no public market for our common stock. The following table sets forth the range of high and low sales prices per share as reported on The Nasdaq Global Market for the periods indicated.

	High	Low

Fiscal 2006
First Quarter	N/A	N/A
Second Quarter	N/A	N/A
Third Quarter	N/A	N/A
Fourth Quarter	$30.00	$23.50
Fiscal 2007
First Quarter	$59.88	$27.54
Second Quarter	$91.10	$52.08
Third Quarter (through July 18, 2007)	$119.85	$88.60

The closing sales price of our common stock on The Nasdaq Global Market was $109.92 per share on July 18, 2007. As of July 12, 2007 there were approximately 13 record holders of our common stock. This figure does not reflect the beneficial ownership of shares held in nominee names.

DIVIDEND POLICY

We have never paid, and it is our present intention for the foreseeable future not to pay, dividends on our common stock. The declaration and payment of dividends is subject to the discretion of our Board of Directors and depends on various factors, including our net income, financial conditions, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2007 (i) on an actual consolidated basis for First Solar, Inc. and (ii) on an as adjusted basis after giving effect to this offering. You should read this table in conjunction with “Use of Proceeds”, “Selected Historical Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and all of the financial statements and the related notes thereto included elsewhere in this prospectus.

	As of March 31, 2007
	Actual	As Adjusted(1)
	(in thousands, except par value)

Cash and cash equivalents	$325,012	$748,204

Debt:
IKB credit facility	$76,775	$76,775
Debt with the State of Ohio	19,042	19,042
Capital lease obligations	13	13

Total debt:	95,830	95,830

Common Stock and Shareholders’ Equity:
Common stock, par value $0.001 per share (actual: 500,000,000 shares authorized, 72,364,135 shares issued and outstanding; as adjusted: 500,000,000 shares authorized, 77,172,929 shares issued and outstanding)	72	77
Additional paid-in capital	521,375	944,563
Accumulated deficit	(140,431)	(140,431)
Accumulated other comprehensive income	1,202	1,202

Total stockholders’ equity	382,218	805,411

Total capitalization	$478,048	$901,241

(1)	Reflects the sale of 4,000,000 shares of our common stock by us in this offering at an assumed public offering price of $109.92 per share, which is the last reported sale price of our common stock on The Nasdaq Global Market on July 18, 2007. Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a 5% increase (decrease) in the assumed public offering price of $109.92 per share of common stock would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $21.2 million.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth our selected consolidated financial data for the periods and at the dates indicated. First Solar US Manufacturing, LLC cancelled substantially all of its minority membership units in January 2003, leaving it as a single-member limited liability company. In the table, “Predecessor” refers to First Solar before cancellation of the minority interests, and “Successor” refers to First Solar after cancellation of the minority interests.

The selected consolidated financial data for the fiscal years ended December 25, 2004, December 31, 2005 and December 30, 2006 and as of December 31, 2005 and December 30, 2006 have been derived from the audited consolidated financial statements of the Successor included elsewhere in this prospectus. The selected consolidated financial data for the fiscal year ended December 27, 2003 and as of December 27, 2003 and December 25, 2004 have been derived from the audited consolidated financial statements of the Successor not included in this prospectus. The selected consolidated financial data for the fiscal year ended and as of December 28, 2002 have been derived from the unaudited consolidated financial statements of the Predecessor not included in this prospectus. The selected historical consolidated financial data for the three months ended April 1, 2006 and March 31, 2007 and as of March 31, 2007 have been derived from the unaudited consolidated financial statements of the Successor included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, that are considered necessary for a fair presentation of our financial position and operating results. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

The information presented below should be read in conjunction with “Use of Proceeds”, “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor(1)	Successor(1)
						Three Months
	Years Ended	Years Ended				Ended
	Dec 28,	Dec 27,	Dec 25,	Dec 31,	Dec 30,	April 1,	March 31,
	2002	2003	2004	2005	2006	2006	2007
	(as restated)	(as restated)	(as restated)
		(dollars in thousands, except per unit/share amounts)
Statement of Operations:
Net sales	$490	$3,210	$13,522	$48,063	$134,974	$13,624	$66,949
Cost of sales	7,007	11,495	18,851	31,483	80,730	10,352	36,907

Gross profit (loss)	(6,517)	(8,285)	(5,329)	16,580	54,244	3,272	30,042

Research and development	6,029	3,841	1,240	2,372	6,361	1,519	3,058
Selling, general and administrative	9,588	11,981	9,312	15,825	33,348	5,872	13,690
Production start-up	—	—	900	3,173	11,725	2,579	8,474

Operating income (loss)	(22,134)	(24,107)	(16,781)	(4,790)	2,810	(6,698)	4,820
Foreign currency gain (loss)	—	—	116	(1,715)	5,544	900	(270)
Interest expense	(4,158)	(3,974)	(100)	(418)	(1,023)	(423)	(201)
Other income (expense), net	68	38	(6)	372	1,849	349	3,960
Income tax expense	—	—	—	—	5,206	23	3,281

Income (loss) before cumulative effect of change in accounting principle	(26,224)	(28,043)	(16,771)	(6,551)	3,974	(5,895)	5,028
Cumulative effect of change in accounting for share-based compensation	—	—	—	89	—	—	—

Net income (loss)	$(26,224)	$(28,043)	$(16,771)	$(6,462)	$3,974	$(5,895)	$5,028

Net income (loss) per unit/share data:
Basic net income (loss) per unit/share:
Net income (loss) per unit/share		$(0.78)	$(0.39)	$(0.13)	$0.07	$(0.12)	$0.07

Weighted average units/shares		36,028	43,198	48,846	56,310	50,777	72,347

Diluted net income (loss) per unit/share:
Net income (loss) per unit/share		$(0.78)	$(0.39)	$(0.13)	$0.07	$(0.12)	$0.07

Weighted average units/shares		36,028	43,198	48,846	58,255	50,777	75,392

	Predecessor(1)	Successor(1)
						Three Months
	Years Ended	Years Ended				Ended
	Dec 28,	Dec 27,	Dec 25,	Dec 31,	Dec 30,	April 1,	March 31,
	2002	2003	2004	2005	2006	2006	2007
	(as restated)	(as restated)	(as restated)
		(dollars in thousands)
Cash Flow Data:
Net cash provided by (used in) operating activities	$(22,128)	$(22,228)	$(15,185)	$5,040	$(576)	$(11,370)	$38,929
Net cash used in investing activities	(3,833)	(15,224)	(7,790)	(43,832)	(159,994)	(25,797)	(40,793)
Net cash provided by financing activities	26,450	39,129	22,900	51,663	451,550	83,360	18,669

	Predecessor(1)	Successor(1)
	Dec 28,	Dec 27,	Dec 25,	Dec 31,	Dec 30,	March 31,
	2002	2003	2004	2005	2006	2007
	(as restated)	(as restated)	(as restated)
		(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,050	$3,727	$3,465	$16,721	$308,092	$325,012
Accounts receivable, net	201	1,907	4,393	1,098	27,966	7,844
Inventories	2,058	1,562	3,686	6,917	16,510	15,023
Property, plant and equipment, net	9,842	23,699	29,277	73,778	178,868	220,918
Total assets	14,377	31,575	41,765	101,884	578,510	618,763
Total liabilities	58,005	11,019	19,124	63,490	116,844	145,448
Accrued recycling	—	—	—	917	3,724	4,989
Current debt	—	—	—	20,142	19,650	23,875
Long-term debt	50,000	8,700	13,700	28,581	61,047	71,955
Total stockholders’ equity (deficit)	(43,628)	20,556	22,641	13,129	411,440	382,218

(1)	In January 2003, First Solar US Manufacturing, LLC cancelled substantially all of its minority membership units, leaving it as a single-member limited liability company. The cancellation of substantially all of First Solar US Manufacturing, LLC’s minority membership units in January 2003 did not affect the results of operations, financial condition and cash flows of the Successor.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the three year period ended December 30, 2006 and the three month periods ended April 1, 2006 and March 31, 2007. This discussion contains forward-looking statements that involve known and unknown risks and uncertainties. Our actual results could differ significantly from those anticipated by the forward-looking statements for many reasons, including those described in “Cautionary Statement Concerning Forward-Looking Statements”, “Risk Factors” and elsewhere in this prospectus. You should read the following discussion with “Selected Historical Financial Data” and all the historical financial statements and related notes thereto included elsewhere in this prospectus.

Overview

We design and manufacture solar modules using a proprietary thin film semiconductor technology that has allowed us to reduce our average solar module manufacturing costs to among the lowest in the world. Each solar module uses a thin layer of cadmium telluride semiconductor material to convert sunlight into electricity. We manufacture our solar modules on a high-throughput production line and we perform all manufacturing steps ourselves in an automated, proprietary, continuous process. In 2006 and during the first three months of 2007, we sold almost all of our solar modules to solar project developers and system integrators headquartered in Germany.

Currently, we manufacture our solar modules and conduct our research and development activities at our Perrysburg, Ohio manufacturing facility. We completed the qualification of the first production line at this plant for high volume production in November 2004. During 2005, the first full year this production line operated at high volume production, we reduced our average manufacturing cost per Watt to $1.59, from $2.94 in 2004. Our average manufacturing cost per Watt decreased further to $1.40 in 2006. In the first three months of 2007, our average manufacturing cost per Watt was $1.29, compared to $1.60 in the first three months of 2006. We define average manufacturing cost per Watt as the total manufacturing cost incurred during the period divided by the total Watts produced during the period. By continuing to expand production globally and improve our technology and manufacturing process, we believe that we can further reduce our manufacturing costs per Watt. Our objective is to become, by 2010, the first solar module manufacturer to offer a solar electricity solution that competes on a non-subsidized basis with the price of retail electricity in key markets in North America, Europe and Asia. To approach the price of retail electricity in such markets, we believe that we will need to reduce our manufacturing costs per Watt by an additional 40-50%, assuming prices for traditional energy sources remain flat on an inflation adjusted basis.

First Solar was founded in 1999 to bring an advanced thin film semiconductor process into commercial production through the acquisition of predecessor technologies and the initiation of a research, development and production program that allowed us to improve upon the predecessor technologies and launch commercial operations in January 2002. From January 2002 to the end of 2005, we sold approximately 28MW of solar modules. During 2006 and the three months ended March 31, 2007, we sold approximately 56MW and approximately 29MW of solar modules, respectively.

On February 22, 2006, we converted from a Delaware limited liability company to a Delaware corporation. Prior to that date, we operated as a Delaware limited liability company.

Our fiscal year ends on the Saturday on or before December 31. All references to fiscal year 2006 relate to the 52 weeks ended December 30, 2006, all references to fiscal year 2005 relate to the 53 weeks ended December 31, 2005 and all references to fiscal year 2004 relate to the 52 weeks ended December 25, 2004. We use a 13 week fiscal quarter. All references to the first three months of 2007 relate to the 13 weeks ended March 31, 2007 and all references to the first three months of 2006 relate to the 13 weeks ended April 1, 2006.

         Manufacturing Capacity

We commenced low volume commercial production of solar modules with our pilot production line in Perrysburg, Ohio in January 2002. During 2003 and 2004, while continuing to sell solar modules manufactured on our pilot line, we designed and built our first replicable, high-throughput production line at the Ohio plant. We ultimately merged most of the equipment from the pilot line into this first production line, completing its qualification for full volume production in November 2004. In February 2005, we commenced construction of two additional production lines at our Ohio plant. We completed the qualification of these two additional production lines for full volume production in August 2006. During the construction of these two production lines, we improved certain aspects of our first production line, including the building design and layout and the design and manufacture of certain production equipment. Our two-line Ohio expansion represents a “standard building block” for building future production facilities or expansions of our existing production facilities. Our Ohio plant currently has an annual manufacturing capacity of 90MW.

In February 2006, we commenced construction of our German plant, a new manufacturing facility located in Frankfurt (Oder), in the State of Brandenburg, Germany that will house four 30MW production lines. We started initial production at the German plant in April 2007, and we expect the plant to reach its full capacity of 120MW by the fourth quarter of 2007. In addition, on January 24, 2007 we entered into a land lease agreement for a manufacturing center site in the Kulim Hi-Tech Park in the State of Kadah, Malaysia. The Malaysia site can accommodate up to two 120MW plants and includes an option exercisable over six years for an adjacent land site that could accommodate up to an additional eight production lines. In April 2007, we began construction of plant one of our Malaysia manufacturing center, which we expect to reach its full capacity of 120MW in the second half of 2008. We plan to begin construction of plant two in the fourth quarter of 2007. After plant two of our Malaysia manufacturing center reaches its full capacity of 120MW, planned for the first half of 2009, we will have fifteen production lines and an annual global manufacturing capacity of 450MW.

The following table summarizes our current and in-process production capacity:

		Annual Nameplate Production
	Number of	Capacity of Manufacturing
	Production	Facility
Manufacturing Facility	Lines	Watts	Full Volume Production

Ohio plant	3	90MW	August 2006(1)
German plant	4	120MW	By fourth quarter of 2007(2)
Malaysia plant I	4	120MW	By fourth quarter of 2008(2)
Malaysia plant II	4	120MW	First half of 2009(2)

Total Current and Planned	15	450MW

(1)	We completed the qualification for full volume production of the first production line at our Ohio plant in November 2004 and the second and third production lines in August 2006.

(2)	Anticipated date for full volume production.

We describe our manufacturing capacity with a “nameplate” rating, which means minimum expected annual production. In reality, we expect actual annual production per line to exceed nameplate rating over time as a result of continuous improvements in module throughput and Watts per module (or conversion efficiency). For example, we increased the number of sellable Watts per solar module from approximately 49 Watts at the end of 2003 to approximately 66 Watts at the end of the first three months of 2007. We periodically review and update the nameplate rating of our production lines to reflect these improvements. As a result of a recent review, we increased the nameplate rating of each production line from 25MW to the current 30MW, thereby reflecting the increased manufacturing capacity rating of each of our current and future manufacturing facilities.

Financial Operations Overview

The following describes certain line items in our statement of operations and some of the factors that affect our operating results.

         Net Sales

We generate substantially all of our net sales from the sale of solar modules. Over the past three years and during the first three months of 2007, the main constraint limiting our sales has been production capacity as customer demand has exceeded the number of solar modules we could produce. We price and sell our solar modules per Watt of power. For example, our average sales price was $2.32 per Watt during the three months ended March 31, 2007. As a result, our net sales can fluctuate based on our output of sellable Watts. We currently sell almost all of our solar modules to solar project developers and system integrators headquartered in Germany and France, which then resell our solar modules to end-users who receive government subsidies. Our net sales could be negatively impacted if legislation reduces the current subsidy programs in Europe, North America or Asia or if interest rates increase, which could impact our end-users’ ability to either meet their target return on investment or finance their projects.

In April 2006, we entered into long-term contracts for the purchase and sale of our solar modules with six European project developers and system integrators, and in May and July 2007, we entered into additional long-term contracts for the purchase and sale of our solar modules with three European project developers that also own and operate renewable energy projects (collectively, the “Long Term Supply Contracts”). These contracts account for a significant portion of our planned production over the period from 2006 through 2012 and therefore will significantly affect our overall financial performance. Our Long Term Supply Contracts in the aggregate allow for approximately €3.2 billion ($4.1 billion at an assumed exchange rate of $1.30/€1.00) in sales from 2007 to 2012 for the sale of a total of 2.2GW of solar modules.

Our Long Term Supply Contracts entered into in 2006 require us to deliver solar modules each year that, in total, meet or exceed a specified minimum average number of Watts per module for the year. Under these Long Term Supply Contracts, we are required to increase the minimum average number of Watts per module by approximately 5% annually from 2007 to 2009 and then by 3% for modules delivered in 2012. If we are unable to meet the minimum average annual number of Watts per module in a given year, we will be in breach of the applicable agreements, entitling our customers to certain remedies, potentially including the right to terminate their Long Term Supply Contracts. Our Long Term Supply Contracts entered into in 2007 do not require a minimum average number of Watts per module but provide for a base number of Watts per module that increases 3-4% annually from 2007 to 2009, and then remains fixed through 2012, and contain a price adjustment per Watt if the Watts delivered per module are higher or lower than the base number of Watts per module. All of our Long Term Supply Contracts specify a sales price per Watt that declines by approximately 6.5% at the beginning of each year through the expiration date of the contracts in 2012. Because the sales prices under our Long Term Supply Contracts are fixed and have the built-in decline each year, we cannot pass along any increases in manufacturing costs to these customers. Although we believe that our total manufacturing costs per Watt will decline at the same rate or more rapidly than our prices under the Long Term Supply Contracts, our failure to achieve our manufacturing cost per Watt targets could result in a reduction of our gross margin. The annual 6.5% decline in the sales price under the Long Term Supply Contracts will reduce our net sales by approximately 5-6% each year, assuming that the rated power of our solar modules remains flat, and will impact our cash flow accordingly. As a result, our profitability could decline if we are unable to reduce our manufacturing cost per Watt by at least the same rate as the contractual sales prices decrease. Furthermore, the sales prices under the Long Term Supply Contracts are denominated in euros, exposing us to risks from currency exchange rate fluctuations.

Under our customer contracts, starting in April 2006, we transfer title and risk of loss to the customer and recognize revenue upon shipment. Under our customer contracts in effect prior to April 1, 2006, we did not transfer title or risk of loss, or recognize revenue, until the solar modules were received by our customers. Our customers do not have extended payment terms or rights of return under these contracts.

We retain the right to terminate the Long Term Sales Contracts upon 12 months notice and the payment of a termination fee if we determine that certain material adverse changes have occurred, including one or more of the following: new laws, rules or regulations with respect to our production, distribution, installation or reclamation and recycling program have a substantial adverse impact on our business; unanticipated technical or operational issues result in our experiencing widespread, persistent quality problems or the inability to achieve stable conversion efficiencies at planned levels; or extraordinary events beyond our control substantially increase the cost of our labor, materials or utility expenses or significantly reduce our throughput. The average termination fee under those agreements is €3.7 million ($4.8 million at an assumed exchange rate of $1.30/€1.00).

Our customers are entitled to certain remedies in the event of missed deliveries of kilowatt volume. These delivery commitments are established through rolling four quarter forecasts to be negotiated with each of the customers and define the specific quantities to be purchased on a quarterly basis and the schedules of the individual shipments to be made to the customers. In the case of a late delivery, certain of our customers are entitled to a maximum charge representing a percentage of the delinquent revenue. If we do not meet our annual minimum volume shipments, our customers also have the right to terminate these contracts on a prospective basis.

The information about our Long Term Supply Contracts in the preceding paragraphs is intended to summarize the financial terms of the Long Term Supply Contracts and is not intended to provide guidance about our future operating results, including revenues or profitability.

No single customer accounted for more than 19% and 22% of our net sales in 2006 and the first three months of 2007, respectively.

We spent $70.1 million in capital expenditures for the Ohio expansion. In addition, we spent $150.0 million for the build-out of our German plant through 2007. We expect to spend approximately $150.0 million to build each of the two plants at our Malaysia manufacturing center. We anticipate that the build-out of plant one and plant two at our Malaysia manufacturing center will require approximately $160.0 million through 2008 and an additional $140.0 million through the first half of 2009.

         Cost of sales

Our cost of sales includes the cost of raw materials, such as tempered back glass, TCO coated front glass, cadmium telluride, laminate, connector assemblies and laminate edge seal. Our total material cost per solar module has been stable over the past three years, even though the cost of tellurium, a component of cadmium telluride, increased by approximately three times from 2003 to 2006. The increase in the cost of tellurium did not have a significant impact on our total raw material cost per solar module because raw tellurium represents a relatively small portion of our overall material and manufacturing costs. Historically, we have not entered into long term supply contracts with fixed prices for our raw materials. In 2006, however, we entered into a multi-year tellurium supply contract in order to mitigate potential cost volatility and secure raw material supplies. We expect our raw material cost per Watt to decrease over the next several years as costs per solar module remain stable and sellable Watts per solar module increase.

Other items contributing to our cost of sales are direct labor and manufacturing overhead such as engineering expense, equipment maintenance, environmental health and safety, quality and production control and procurement. Cost of sales also includes depreciation of manufacturing plant and equipment and facility related expenses. In addition, we accrue warranty and end of life reclamation and recycling expenses to our cost of sales.

We implemented a program in 2005 to reclaim and recycle our solar modules after their use. Under our reclamation and recycling program, we enter into an agreement with the end-users of the photovoltaic systems that use our solar modules. In the agreement, we commit, at our expense, to remove the solar modules from the installation site at the end of their life and transport them to a processing center where the solar module materials and components will be recycled and the owner agrees not to dispose of the solar modules except through our program or another program that we approve. The photovoltaic system owner is responsible for disassembling the solar modules and packaging them in containers that we provide. At the time we sell a solar module, we record an expense in cost of sales equal to the present value of the estimated future end of life obligation. We record the accretion expense on this future obligation to selling, general and administrative expense.

Overall, we expect our cost of sales per Watt to decrease over the next several years due to an increase of sellable Watts per solar module, an increase in unit output per line, geographic diversification into lower-cost manufacturing regions and more efficient absorption of fixed costs driven by economies of scale.

Gross profit is affected by a number of factors, including our average selling prices, foreign exchange rates, our actual manufacturing costs and the effective utilization of our production facilities. For example, our Long Term Supply Contracts specify a sales price per Watt that declines approximately 6.5% at the beginning of each year. Another factor impacting gross profits is the ramp of production due to a reduced ability to absorb fixed costs until full production volumes are reached. As a result, gross profits may vary from quarter to quarter and year to year.

         Research and development

Research and development expense consists primarily of salaries and personnel-related costs and the cost of products, materials and outside services used in our process and product research and development activities. In 2006, we began adding equipment for further process developments and recording the depreciation of such equipment as research and development expense. We may also allocate a portion of the annual operating cost of the Ohio expansion to research and development expense.

We maintain a number of programs and activities to improve our technology in order to enhance the performance of our solar modules and manufacturing processes. We maintain active collaborations with the National Renewable Energy Laboratory, a division of the Department of Energy, Brookhaven National Laboratory and several universities. We report our research and development expense net of grant funding. During the past three years, we received grant funding that we applied towards our research and development programs. We received $1.0 million in research and development grants during fiscal year 2004, $0.9 million during each of fiscal years 2005 and 2006 and $0.4 million during the first three months of 2007. We expect our research and development expense to increase in absolute terms in the future as we increase personnel and research and development activity. Over time, we expect research and development expense to decline as a percentage of net sales and on a cost per Watt basis as a result of economies of scale.

         Selling, general and administrative

Selling, general and administrative expense consists primarily of salaries and other personnel-related costs, professional fees, insurance costs, travel expense and other selling expenses. We expect these expenses to increase in the near term, both in absolute dollars and as a percentage of net sales, in order to support the growth of our business as we expand our sales and marketing efforts, improve our information processes and systems and implement the financial reporting, compliance and other infrastructure required for a public company. Over time, we expect selling, general and administrative expense to decline as a percentage of net sales and on a cost per Watt basis as our net sales and our total Watts produced increase.

         Production start-up

Production start-up expense consists primarily of salaries and personnel-related costs and the cost of operating a production line before it has been qualified for full production, including the cost of raw materials for solar modules run through the production line during the qualification phase. It also includes all expenses related to the selection of a new site and the related legal and regulatory costs and the costs to maintain our plant replication program, to the extent we cannot capitalize these expenditures. We incurred production start-up expenses of $11.7 million during fiscal year 2006 in connection with the qualification of the Ohio expansion and the planning and preparation for operation of the German plant. We incurred production start-up expenses of $8.5 million during the first three months of 2007 in connection with the qualification of the German plant and the planning and preparation for operation of plant one of the Malaysia manufacturing center. We expect to incur significant production start-up expenses in fiscal year 2007 in connection with the German plant and plant one and plant two at the Malaysia manufacturing center. In general, we expect production start-up expenses per production line to be higher when we build an entire new manufacturing facility compared to the addition of new production lines at an existing manufacturing facility, primarily due to the additional infrastructure investment required. Over time, we expect production start-up expenses to decline as a percentage of net sales and on a cost per Watt basis as a result of economies of scale.

         Interest expense

Interest expense is associated with various debt financings. See “Description of Certain Indebtedness”.

         Foreign currency gain (loss)

Foreign currency gain (loss) consists of gains and losses resulting from holding assets and liabilities and conducting transactions denominated in currencies other than our functional currency, the U.S. dollar.

         Other income (expense)

Other income (expense), net consists primarily of interest earned on our cash and cash equivalents and short-term investments.

Income Taxes

First Solar, Inc., a Delaware corporation, was incorporated on February 22, 2006. As a Delaware corporation, we are subject to federal and state income taxes. Prior to February 22, 2006, we operated as a Delaware limited liability company and were not subject to state or federal income taxes. As a result, the annual historical financial data included in this prospectus does not reflect what our financial position and results of operations would have been, had we been a taxable corporation for a full fiscal year.

On March 31, 2007, we had non-U.S. net operating loss carry-forwards of $6.4 million, which have an unlimited expiration period, which is unchanged from $6.4 million on December 30, 2006. Our ability to use these net operating loss carry-forwards is dependent on our ability to generate taxable income in future periods and subject to certain international tax laws.

Certain of our non-U.S. subsidiaries are subject to income taxes in their foreign jurisdictions. We expect the tax consequences of our non-U.S. subsidiaries will become significant as we expand our non-U.S. production capacity.

We recognize deferred tax assets and liabilities for differences between the financial statement and income tax bases of assets and liabilities. We provide valuation allowances against deferred tax assets when we cannot conclude that it is more likely than not that some portion or all of the deferred tax assets will be realized. As of March 31, 2007, we had net deferred tax assets of $53.8 million, consisting primarily of tax-basis goodwill, property, plant and equipment, economic development funding and share-based compensation. As of December 30, 2006, we had net deferred tax assets of $54.9 million, consisting primarily of tax-basis goodwill, property, plant and equipment, economic development funding and share-based compensation.

Critical Accounting Policies and Estimates

In preparing our financial statements in conformity with generally accepted accounting principles in the United States (GAAP), we make estimates and assumptions about future events that affect the amounts of reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent liabilities in our financial statements and the related notes thereto. Some of our accounting policies require the application of significant judgment by management in the selection of appropriate assumptions for determining these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. As a result, we cannot assure you that actual results will not differ significantly from estimated results. We base our judgments and estimates on our historical experience, on our forecasts and on other available information, as appropriate. Our significant accounting policies are further described in Note 2 to our consolidated financial statements for the fiscal year ended December 30, 2006 included elsewhere in this prospectus.

Our critical accounting policies and estimates, which require the most significant management estimates and judgment in determining amounts reported in our consolidated financial statements included elsewhere in this prospectus are as follows:

Revenue recognition.  We recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, title and risk of loss has passed to the customer, the sales price is fixed or determinable and collectibility of the resulting receivable is reasonably assured. In accordance with this policy, we record a trade receivable for the selling price of our product and reduce inventory for the cost of goods sold when delivery occurs in accordance with the terms of the respective sales contracts. Our only significant revenue generating activity is the sale of our single type of solar module. We are able to determine that the criteria for revenue recognition have been met by examining objective data and the only estimates that we generally have to make regarding revenue recognition pertain to the collectibility of the resulting receivable. We have not experienced significant variability in our collections because we have historically sold our solar modules primarily to six well-established customers.

End of life reclamation and recycling.  At the time of sale, we recognize an expense for the estimated fair value of our future obligation for reclaiming and recycling the solar modules that we have sold once they have reached the end of their useful lives. We base our estimate of the fair value of our reclamation and recycling obligations on the present value of the expected future cost of reclaiming and recycling the solar modules, which includes the cost of packaging the solar module for transport, the cost of freight from the solar module’s installation site to a recycling center and the material, labor and capital costs of the recycling process and an estimated third-party profit margin and return on risk rate for such services. We based this estimate on our experience reclaiming and recycling our solar modules and on our expectations about future developments in recycling technologies and processes and about economic conditions at the time the solar modules will be reclaimed and recycled. In the periods between the time of our sales and our settlement of the reclamation and recycling obligations, we accrete the carrying amount of the associated liability by applying the discount rate used in its initial measurement. We charged $2.5 million and $1.2 million to cost of sales for the fair value of our reclamation and recycling obligation for solar modules sold during the fiscal year ended December 30, 2006 and the three months ended March 31, 2007, respectively. During both the fiscal year ended December 30, 2006 and the three months ended March 31, 2007, the accretion expense on our reclamation and recycling obligations was insignificant, but we expect it to increase as production output and our installed product base increases. An increase of 10% or a decrease of 10% in our estimate of the future cost of reclaiming and recycling each solar module would result in a 10% increase or decrease, respectively, in our annual reclamation and recycling cost accrual; a 10% increase in the rate we use to discount the future estimated cost would result in a 9% decrease in our estimated costs; and a 10% decrease in the rate would result in a 10% increase in the cost.

Product warranties.  We provide a limited warranty to the original purchasers of our solar modules for five years following delivery for defects in materials and workmanship under normal use and service conditions. We also warrant to the original purchasers of our solar modules that solar modules installed in accordance with agreed-upon specifications will produce at least 90% of their initial power output rating within the first 10 years following their installation and at least 80% of their initial power output rating within the following 15 years. Our warranties may be transferred from the original purchaser of our solar modules to a subsequent purchaser. We accrue warranty costs when we recognize sales, using amounts estimated based on our historical experience with warranty claims, our monitoring of field installation sites and in-house testing. During the fiscal year ended December 31, 2005, we reduced our estimate of our product warranty liability by $1.0 million because lower manufacturing costs reduced our estimate of the cost required to replace our solar modules under warranty. During the fiscal year ended December 30, 2006 and the three months ended March 31, 2007, no further significant adjustments to this estimate were required.

Stock-based compensation.  In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. (SFAS) 123(R), Share-Based Payment, which requires companies to recognize compensation expense for all stock-based payments to employees, including grants of employee stock options, in their statements of operations based on the fair value of the awards, and we adopted SFAS 123(R) during the first quarter of the fiscal year ended December 31, 2005 using the “modified retrospective” method of transition. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. (SAB) 107, which provides guidance regarding the implementation of SFAS 123(R). In particular, SAB 107 provides guidance regarding calculating assumptions used in stock-based compensation valuation models, the classification of stock-based compensation expense, the capitalization of stock-based compensation costs and disclosures in management’s discussion and analysis in filings with the SEC.

Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the date of grant using the valuation model requires judgment. We use the Black-Scholes-Merton valuation formula to estimate the fair value of employee stock options, which is consistent with the provisions of SFAS No. 123(R). Option pricing models, including the Black-Scholes-Merton formula, require the use of input assumptions, including expected volatility, expected term, expected dividend rate and expected risk-free rate of return. Because our stock has only recently become publicly traded, we do not have a meaningful observable share-price volatility; therefore, we estimate our expected volatility based on that of similar publicly-traded companies and expect to continue to do so until such time as we might have adequate historical data from our own traded share price. We estimated our options’ expected terms using our best estimate of the period of time from the grant date that we expect the options to remain outstanding. If we determine another method to estimate expected volatility or expected term is more reasonable than our current methods, or if another method for calculating these input assumptions is prescribed by authoritative guidance, the fair value calculated for future stock-based awards could change significantly from those used for past awards, even if the critical terms of the awards are similar. Higher volatility and expected terms result in an increase to stock-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return are not as significant to the calculation of fair value.

In addition, SFAS No. 123(R) requires us to develop an estimate of the number of stock-based awards which will be forfeited due to employee turnover. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements during the quarter of the change. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. These adjustments affect our cost of sales, research and development expenses and selling, general and administrative expenses. The adjustments to our forfeiture rate estimates reduced our share-based compensation expense by $0.6 million in the fiscal year ended December 30, 2006 and increased our share-based compensation expense by $0.3 million in the three months ended March 31, 2007. Adjustments to our forfeiture rate estimates did not have a significant impact on our financial statements for any prior year. The expense we recognize in future periods could differ significantly from the current period and/or our forecasts due to adjustments in the estimated forfeiture rates.

Valuation of Long-Lived Assets.  Our long-lived assets include manufacturing equipment and facilities. Our business requires significant investment in manufacturing facilities that are technologically advanced but that may become obsolete through changes in our industry or the fluctuations in demand for our solar modules. We account for our long-lived tangible assets and definite-lived intangible assets in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As a result, we assess long-lived assets classified as “held and used” (including our property, plant and equipment) for impairment whenever events or changes in business circumstances arise that may indicate that the carrying amount of the long-lived assets may not be recoverable. These events would include significant current period operating or cash flow losses combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. We evaluated our long-lived assets for impairment during 2006 and did not note any triggering events that the carrying values of these assets are not recoverable.

Accounting for Income Taxes.  We account for income taxes using the asset and liability method, in accordance with SFAS 109, Accounting for Income Taxes. We operate in multiple taxing jurisdictions under several legal forms. As a result, we are subject to the jurisdiction of a number of U.S. and non-U.S. tax authorities and to tax agreements and treaties among these governments. Our operations in these different jurisdictions are taxed on various bases, including income before taxes calculated in accordance with jurisdictional regulations. Determining our taxable income in any jurisdiction requires the interpretation of the relevant tax laws and regulations and the use of estimates and assumptions about significant future events, including the following: the amount, timing and character of deductions; permissible revenue recognition methods under the tax law; and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, currency exchange restrictions, or our level of operations or profitability in each taxing jurisdiction could have an impact on the amount of income tax assets, liabilities, expenses and benefits that we record during any given period.

Controls and Procedures

We restated our consolidated financial statements for the fiscal year ended and as of December 25, 2004 in order to correct errors that we identified during the preparation of the registration statement in connection with our initial public offering and the performance of the associated audits for the fiscal years ended December 25, 2004 and December 31, 2005. We identified several significant deficiencies in our internal controls that were deemed to be “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”). A material weakness is defined by the PCAOB as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A “control deficiency” exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

As of December 31, 2005, we did not maintain effective controls over the preparation, review and presentation and disclosure of our consolidated financial statements due to a lack of personnel with experience in financial reporting and control procedures necessary for SEC registrants. This failure caused several significant deficiencies, four of which had a large enough impact on our operating results to individually constitute material weaknesses. These material weaknesses were: (i) we did not maintain effective controls to ensure that the appropriate labor and overhead expenses were included in the cost of our inventory and that intercompany profits in inventory were completely and accurately eliminated as part of the consolidation process; (ii) we did not maintain effective controls to ensure the complete and accurate capitalization of interest in connection with our property, plant and equipment additions; (iii) we did not maintain effective controls to properly accrue for warranty obligations; and (iv) we did not maintain effective controls to properly record the formation of First Solar US Manufacturing, LLC in 1999 and the subsequent liquidation of minority membership units in 2003. These control deficiencies led to the restatement of our consolidated financial statements for the year ended December 25, 2004, resulting in a $2.0 million increase in our reported net loss for the year ended December 25, 2004. These control deficiencies also led to audit adjustments to our 2005 consolidated financial statements and to the consolidated financial statements of each interim period in 2005. These control deficiencies could result in more than a remote likelihood that a material misstatement to our annual or interim financial statements would not be prevented or detected. Accordingly, we have concluded that each of these control deficiencies constitutes a material weaknesses.

During fiscal 2006, we designed and placed in operation new controls to remediate the material weakness. Specifically, in the first half of fiscal 2006, we hired a new chief financial officer and created an audit committee comprised of three independent directors and, in August 2006, appointed a new independent director to be the chairman of the audit committee. Furthermore, we adopted and implemented additional policies and procedures to strengthen our financial reporting capability, including investments into further enhancements of our enterprise resource planning system. In the second half of fiscal 2006, we hired additional personnel to strengthen the controls put in place during the first half of fiscal 2006. These personnel included a Director of Internal Audit, Director Accounting, Director Financial Planning & Analysis and a Vice President of Tax and Trade as well as several analyst positions. However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Relating to Our Business—We identified several significant deficiencies in our internal controls that were deemed to be material weaknesses. If we are unable to successfully address the material weaknesses in our internal controls, our ability to report our financial results on a timely and accurate basis may be adversely affected.”

Results of Operations

The following table sets forth our consolidated statements of operations for the periods indicated as a percentage of net sales:

	Years Ended			Three Months Ended
	December 25,	December 31,	December 30,	April 1,	March 31,
	2004	2005	2006	2006	2007

Net sales	100%	100%	100%	100%	100%
Cost of sales	139.4%	65.5%	59.8%	76.0%	55.1%
Gross profit (loss)	(39.4)%	34.5%	40.2%	24.0%	44.9%
Research and development	9.2%	5.0%	4.7%	11.2%	4.6%
Selling, general and administrative	68.9%	32.9%	24.7%	43.1%	20.4%
Production start-up expense	6.6%	6.6%	8.7%	18.9%	12.7%
Operating income (loss)	(124.1)%	(10.0)%	2.1%	(49.2)%	7.2%
Foreign currency gain (loss)	0.9%	(3.6)%	4.1%	6.6%	(0.4)%
Interest expense	(0.8)%	(0.9)%	(0.8)%	(3.1)%	(0.3)%
Other income (expense)	(0.0)%	0.9%	1.4%	2.6%	5.9%
Income tax expense	—	—	3.9%	0.2%	4.9%
Cumulative effect of change in accounting for share-based compensation	—	0.2%	—	—	—
Net income (loss)	(124.0)%	(13.4)%	2.9%	(43.3)%	7.5%

Three Months Ended March 31, 2007 and April 1, 2006

Net sales

	Three Months Ended
	April 1, 2006	March 31, 2007	Three Month Period Change
(Dollars in thousands)

Net sales	$13,624	$66,949	$53,325	391%

Net sales increased by $53.3 million, or 391%, from $13.6 million in the first three months of 2006 to $66.9 million in the first three months of 2007. The increase in our net sales was due primarily to a 377% increase in the MW volume of solar modules sold in the first three months of 2007 compared to the first three months of 2006. We were able to increase the MW volume of solar modules sold primarily as a result of the full production ramp of the two additional production lines at our Ohio plant, higher throughput and a 2.8 MW reduction in inventory, which contributed $6.6 million of revenue in the first three months of 2007. In addition, we increased the average number of sellable Watts per solar module from approximately 62 Watts in the first three months of 2006 to approximately 66 Watts in the first three months of 2007. Our average selling price in the first three months of 2007 was $2.32 versus $2.25 in the first three months of 2006 and was positively impacted by $0.19 due to a favorable foreign exchange rate between the U.S. dollar and the euro offset in part by our contracted annual price decline. In both periods, almost all of our net sales resulted from sales of solar modules to customers headquartered in Germany.

Cost of sales

	Three Months Ended
	April 1, 2006	March 31, 2007	Three Month Period Change
(Dollars in thousands)

Cost of sales	$10,352	$36,907	$26,555	257%
% of net sales	76.0%	55.1%

Cost of sales increased by $26.6 million, or 257%, from $10.4 million in the first three months of 2006 to $36.9 million in the first three months of 2007 primarily as a result of further capacity build-out. Direct material expense increased $13.6 million, warranty and end of life costs relating to the reclamation and recycling of our solar modules increased $1.3 million, sales freight and other costs increased $0.6 million, in each case, primarily as a result of higher production volumes in the first three months of 2007 compared to the first three months of 2006. In addition, manufacturing overhead costs increased by $11.1 million, which was primarily comprised of an increase in salaries and personnel related expenses of $6.1 million, including a $0.5 million increase in stock-based compensation expense that resulted from the overall infrastructure build-out of our Ohio plant, facility and related expenses of $1.7 and depreciation expense of $3.3 million, in each case primarily as a result of additional equipment becoming operational at the two additional production lines in our Ohio plant.

Gross profit

	Three Months Ended
	April 1, 2006	March 31, 2007	Three Month Period Change
(Dollars in thousands)

Gross profit	$3,272	$30,042	$26,770	818%
Gross margin%	24.0%	44.9%

Gross profit increased by $26.8 million, or 818%, from $3.3 million in the first three months of 2006 to $30.0 million in the first three months of 2007 primarily due to an increase in net sales. As a percentage of sales, gross margin increased 20.9 percentage points from 24.0% in the first three months of 2006 to 44.9% in the first three months of 2007, representing increased leverage of our fixed cost infrastructure and scalability associated with the two additional production lines at our Ohio plant and the increase in our average selling price.

Research and development

	Three Months Ended
	April 1, 2006	March 31, 2007	Three Month Period Change
(Dollars in thousands)

Research and development	$1,519	$3,058	$1,539	101%
% of net sales	11.2%	4.6%

Research and development expense increased by $1.5 million, or 101%, from $1.5 million in the first three months of 2006 to $3.1 million in the first three months of 2007. The increase in research and development expense was primarily the result of a $1.4 million increase in personnel related expense, including a $0.6 million increase in stock-based compensation expense, due to increased headcount and additional option awards. Consulting and other expenses also increased by $0.5 million, which was partially offset by a $0.4 million increase in grant revenue.

Selling, general and administrative

	Three Months Ended
	April 1, 2006	March 31, 2007	Three Month Period Change
(Dollars in thousands)

Selling, general and administrative	$5,872	$13,690	$7,818	133%
% of net sales	43.1%	20.4%

Selling, general and administrative expense increased by $7.8 million, or 133%, from $5.9 million in the first three months of 2006 to $13.7 million in the first three months of 2007. This increase was primarily a result of an increase in salaries and personnel-related expenses of $4.9 million, including a $1.9 million increase in stock-based compensation expense, due to increased headcount and additional option awards. In addition, legal and professional service fees increased by $2.3 million and other expenses increased by $0.6 million, primarily resulting from costs incurred in connection with being a public company.

Production start-up

	Three Months Ended
	April 1, 2006	March 31, 2007	Three Month Period Change
(Dollars in thousands)

Production start-up	$2,579	$8,474	$5,895	229%
% of net sales	18.9%	12.7%

In the first three months of 2007, we incurred $8.5 million of production start-up expenses related to the ramp and qualification of our German plant and the construction of plant one of our Malaysia manufacturing center, including related legal and regulatory costs and increased headcount, compared to $2.6 million of production start-up expenses for the Ohio expansion during the first three months of 2006. Production start-up expenses are primarily attributable to the cost of labor and material to run and qualify the line, related facility expenses and management of our replication process.

Foreign exchange gain (loss)

	Three Months Ended
	April 1, 2006	March 31, 2007	Three Month Period Change
(Dollars in thousands)

Foreign exchange gain (loss)	$900	$(270)	$(1,170)	N.M.

Foreign exchange gain decreased by $1.2 million from the first three months of 2006 to the first three months of 2007 primarily as a result of lower euro denominated asset balances and an unrealized loss from the measurement of our outstanding foreign currency forward contract.

Interest expense

	Three Months Ended
	April 1, 2006	March 31, 2007	Three Month Period Change
(Dollars in thousands)

Interest expense	$(423)	$(201)	$222	N.M.

Interest expense decreased by $0.2 million from the first three months of 2006 to the first three months of 2007 as a result of the payoff of various notes during 2006.

Other income (expense), net

	Three Months Ended
	April 1, 2006	March 31, 2007	Three Month Period Change
(Dollars in thousands)

Other income (expense), net	$349	$3,960	$3,611	N.M.

The increase in other income of $3.6 million in the first three months of 2007 compared to the first three months of 2006 was primarily due to increased interest income from higher cash balances as a result of our initial public offering in the fourth quarter of 2006.

Income tax expense

	Three Months Ended
	April 1, 2006	March 31, 2007	Three Month Period Change
(Dollars in thousands)

Income tax expense	$23	$3,281	$3,258	N.M.

The increase in income tax expense of $3.3 million in the first three months of 2007 compared to the first three months of 2006 was the result of profitability in the first three months of 2007 and a full valuation allowance against our net deferred tax assets.

Fiscal Years Ended December 30, 2006 and December 31, 2005

Net sales

	Years Ended
	2005	2006	Year Over Year Change
(Dollars in thousands)

Net sales	$48,063	$134,974	$86,911	181%

Net sales increased by $86.9 million, or 181%, from $48.1 million in 2005 to $135.0 million in 2006. The increase in our net sales was due primarily to a 184% increase in the MW volume of solar modules sold in 2006 compared to 2005. We were able to increase the MW volume of solar modules sold primarily as a result of higher throughput, our conversion from a five day to a seven day production week and the full production ramp of our Ohio expansion. Net sales in 2006 also benefited from a change in our shipping terms from delivered duty paid to carriage and insurance paid, which became effective in the second quarter of 2006. This change affected revenue recognition by $5.4 million of in-transit inventory during the first half of 2006. In addition, we increased the average number of sellable Watts per solar module from approximately 59 Watts in 2005 to approximately 63 Watts in 2006. The increase in net sales was partially offset by a decrease in the average selling price per Watt from $2.43 in 2005 to $2.39 in 2006. Our average selling price was positively impacted by $0.05 due to a favorable foreign exchange rate between the U.S. dollar and euro. Strong demand from other customers allowed us to reduce our dependence on our largest customer from 45% of net sales in 2005 to 19% of net sales in 2006. In both periods, almost all of our net sales resulted from sales of solar modules to customers headquartered in Germany.

Cost of sales

	Years Ended
	2005	2006	Year Over Year Change
(Dollars in thousands)

Cost of sales	$31,483	$80,730	$49,247	156%
% of net sales	65.5%	59.8%

Cost of sales increased by $49.2 million, or 156%, from $31.5 million in 2005 to $80.7 million in 2006. Direct material expense increased $21.6 million, warranty and end of life costs relating to the reclamation and recycling of our solar modules increased $3.7 million, direct labor expense increased $3.9 million and sales freight and other costs increased $1.2 million, in each case, primarily as a result of higher production volumes during 2006 compared to 2005. In addition, manufacturing overhead costs increased by $18.9 million, which was primarily composed of an increase in salaries and personnel related expenses of $8.7 million, including $3.3 million in stock-based compensation expense, resulting from the conversion from a five day to a seven day production week and the overall infrastructure build-out of our Ohio expansion, an increase in facility related expenses of $4.3 million and an increase in depreciation expense of $5.9 million, primarily as a result of additional equipment becoming operational at our Ohio expansion.

Gross profit

	Years Ended
	2005	2006	Year Over Year Change
(Dollars in thousands)

Gross profit	$16,580	$54,244	$37,664	227%
Gross margin%	34.5%	40.2%

Gross profit increased by $37.7 million, or 227%, from $16.6 million in 2005 to $54.2 million in 2006, reflecting an increase in net sales. As a percentage of sales, gross margin increased from 34.5% in 2005 to 40.2% in 2006, representing increased leverage of our fixed cost infrastructure and scalability associated with the expansion of our Ohio plant, which drove a 184% increase in the number of MW sold.

Research and development

	Years Ended
	2005	2006	Year Over Year Change
(Dollars in thousands)

Research and development	$2,372	$6,361	$3,989	168%
% of net sales	5.0%	4.7%

Research and development expense increased by $4.0 million, or 168%, from $2.4 million in 2005 to $6.4 million in 2006. The increase in research and development expense was primarily the result of a $3.2 million increase in personnel related expense, which included stock-based compensation expense of $2.3 million in 2006 compared to $0.6 million in 2005, due to increased headcount and additional option awards. Consulting and other expenses also increased by $0.7 million and grant revenue declined by $0.1 million in 2006 compared to 2005.

Selling, general and administrative

	Years Ended
	2005	2006	Year Over Year Change
(Dollars in thousands)

Selling, general and administrative	$15,825	$33,348	$17,523	111%
% of net sales	32.9%	24.7%

Selling, general and administrative expense increased by $17.5 million, or 111%, from $15.8 million in 2005 to $33.3 million in 2006. Selling, general and administrative expense increased primarily as a result of an increase in salaries and personnel-related expenses of $12.0 million, due to increased headcount and an increase in stock-based compensation from $3.4 million in 2005 compared to $5.3 million in 2006. In addition, legal and professional service fees increased by $4.8 million and other expenses increased by $0.7 million during 2006, primarily resulting from costs incurred in connection with being a public company.

Production start-up

	Years Ended
	2005	2006	Year Over Year Change
(Dollars in thousands)

Production start-up	$3,173	$11,725	$8,552	270%
% of net sales	6.6%	8.7%

In 2006 we incurred $11.7 million of production start-up expenses to qualify our Ohio expansion and ramp our German plant, including related legal and regulatory costs and increased headcount, compared to $3.2 million of production start-up expenses for our Ohio expansion during 2005. Production start up expenses are primarily attributable to the cost of labor and material to run and qualify the line, related facility expenses and management of our replication process.

Foreign exchange gain (loss)

	Years Ended
	2005	2006	Year Over Year Change
(Dollars in thousands)

Foreign exchange gain (loss)	$(1,715)	$5,544	$7,259	N.M.

Foreign exchange gain increased by $7.3 million from 2005 to 2006 primarily as a result of favorable currency translation between the U.S. dollar and the euro.

Interest expense

	Years Ended
	2005	2006	Year Over Year Change
(Dollars in thousands)

Interest expense	$(418)	$(1,023)	$(605)	N.M.

Interest expense increased by $0.6 million from 2005 to 2006 primarily as a result of increased borrowings associated with our German plant financing. In 2006, we capitalized $3.3 million of interest expense to construction in progress compared to $0.4 million in 2005.

Other income (expense), net

	Years Ended
	2005	2006	Year Over Year Change
(Dollars in thousands)

Other income (expense), net	$372	$1,849	$1,477	397%

The increase in other income of $1.5 million was primarily due to increased interest income resulting from higher cash balances as a result of our initial public offering in the fourth quarter of 2006.

Income tax expense

	Years Ended
	2005	2006	Year Over Year Change
(Dollars in thousands)

Income tax expense	$—	$5,206	$5,206	N.M.

The increase in income tax expense was the result of a change in corporate form from a limited liability company to a corporation, profitability in 2006 and a full valuation allowance against our deferred tax assets.

Cumulative effect of change in accounting for share-based compensation

	Years Ended
	2005	2006	Year Over Year Change
(Dollars in thousands)

Cumulative effect	$89	$—	$(89)	N.M.

The adoption of SFAS 123(R) required a change in the method used to estimate forfeitures of employee stock options resulting in a one-time cumulative effect of $0.1 million in the first quarter of 2005.

Fiscal Years Ended December 31, 2005 and December 25, 2004

Net sales

	Years Ended
	2004	2005	Year Over Year Change
(Dollars in thousands)

Net sales	$13,522	$48,063	$34,541	255%

Net sales increased by $34.5 million, or 255%, from $13.5 million in 2004 to $48.1 million in 2005. Of the increase in our net sales, $26.8 million was due to an increase in the MW volume of solar modules sold from 2004 to 2005. We were able to increase the MW volume of solar modules sold primarily because of increases in production capacity and sellable Watts per solar module. In November 2004, we completed the qualification of the first production line at our Ohio plant and then operated this production line at a high-throughput production rate for all of 2005. In addition, we increased the average number of sellable Watts per solar module from approximately 55 Watts in 2004 to approximately 59 Watts in 2005, resulting in an increase of $3.5 million in net sales. As a result of strong customer demand and the increased number of sellable Watts per solar module, we increased the average sales price per Watt from $2.22 in 2004 to $2.43 in 2005, which increased net sales by $4.2 million. Strong demand from our other customers also allowed us to reduce our dependence on our largest customer from 68.1% of net sales in 2004 to 45.1% of net sales in 2005. In 2005, 99.6% of our net sales resulted from shipments of solar modules to Germany, compared to 94.7% of our net sales in 2004.

Cost of sales

	Years Ended
	2004	2005	Year Over Year Change
(Dollars in thousands)

Cost of sales	$18,851	$31,483	$12,632	67%
% of net sales	139.4%	65.5%

Cost of sales increased by $12.6 million, or 67%, from $18.9 million in 2004 to $31.5 million in 2005. The increase in our cost of sales was due primarily to higher raw material costs required to support the higher production volumes from the first production line at our Ohio plant. Direct materials increased by $7.3 million from 2004 to 2005. On a cost per solar module and cost per Watt basis, raw material costs declined slightly from 2004 to 2005, primarily because of improved manufacturing yields and conversion efficiency. In addition, direct labor increased by $0.6 million and manufacturing overhead costs increased by $4.7 million from 2004 to 2005. This increase was driven by higher engineering expense, increased equipment maintenance and infrastructure build-out and stock-based compensation expense. Manufacturing overhead included $0.8 million of stock-based compensation expense in 2005 compared to $0.1 million in 2004. Depreciation expense also increased by $1.4 million from 2004 to 2005 as a result of depreciating the first production line at our Ohio plant for the entire fiscal year. We expensed $1.5 million less warranty and end of life program expenses in 2005 than in 2004 as a result of corrective actions implemented against production material defects encountered in 2004 and lower overall unit production costs.

Gross profit (loss)

	Years Ended
	2004	2005	Year Over Year Change
(Dollars in thousands)

Gross profit (loss)	$(5,329)	$16,580	$21,909	N.M.
Gross margin%	(39.4)%	34.5%

Gross profit increased by $21.9 million, from a loss of $5.3 million in 2004 to a gross profit of $16.6 million in 2005, primarily as a result of increased sales volumes. Our gross margin improved from a negative 39.4% in 2004 to a positive 34.5% in 2005, because of improvements in our average sales price per Watt, an increase in overall sellable Watts due to efficiency gains and the economies of scale we realized from operating the first production line at our Ohio plant at full volume production through most of 2005.

Research and development

	Years Ended
	2004	2005	Year Over Year Change
(Dollars in thousands)

Research and development	$1,240	$2,372	$1,132	91%
% of net sales	9.2%	5.0%

Research and development expense increased by $1.1 million, or 91%, from $1.2 million in 2004 to $2.4 million in 2005. The increase in research and development expense was primarily due to an increase of $0.4 million in our development staffing during 2005, an increase of $0.5 million due to higher stock-based compensation expense and an increase of $0.2 million due to an increase in consulting fees offset by a reduction of $0.1 million in facility expense. In addition, our grant revenue declined by $0.1 million in 2005, compared to 2004. Research and development expenses included stock-based compensation expense of $0.6 million and $0.1 million in 2005 and 2004, respectively.

Selling, general and administrative

	Years Ended
	2004	2005	Year Over Year Change
(Dollars in thousands)

Selling, general and administrative	$9,312	$15,825	$6,513	70%
% of net sales	68.9%	32.9%

Selling, general and administrative expense increased by $6.5 million, or 70%, from $9.3 million in 2004 to $15.8 million in 2005. Of that increase, $2.2 million was the result of increased staffing levels, primarily in sales and marketing, to support higher sales volumes in Germany. In addition, spending for professional services increased by $1.0 million, travel expenses increased by $0.4 million and facilities expense increased by $0.5 million in 2005 compared to 2004. Stock-based compensation expense increased by $2.4 million, from $1.0 million in 2004 to $3.4 million in 2005.

Production start-up

	Years Ended
	2004	2005	Year Over Year Change
(Dollars in thousands)

Production start-up	$900	$3,173	$2,273	253%
% of net sales	6.6%	6.6%

Production start-up expenses increased from $0.9 million in 2004 to $3.2 million in 2005 due to the build-out of our Ohio expansion in 2005. Production start up expenses are primarily attributable to the cost of labor and material to run and qualify the line, related facility expenses and the management of our replication process.

Foreign exchange gain (loss)

	Years Ended
	2004	2005	Year Over Year Change
(Dollars in thousands)

Foreign exchange gain (loss)	$116	$(1,715)	$(1,831)	N.M.

Foreign exchange losses increased by $1.8 million during 2005 as the U.S. dollar strengthened against the euro.

Interest expense

	Years Ended
	2004	2005	Year Over Year Change
(Dollars in thousands)

Interest expense	$(100)	$(418)	$(318)	N.M.

Interest expense increased in 2005 by $0.3 million compared to 2004 due to increased borrowings under various notes totaling $28.7 million at the end of 2005 compared to $13.7 million at the end of 2004. In 2005 we capitalized $0.4 million of interest expense in construction in progress compared to $0.3 million in 2004.

         Other income (expense), net

	Years Ended
	2004	2005	Year Over Year Change
(Dollars in thousands)

Other income (expense), net	$(6)	$372	$378	N.M.

Other income increased by $0.4 million during 2005 due to an increase in interest income earned.

         Cumulative effect of change in accounting for share-based compensation

	Years Ended
	2004	2005	Year Over Year Change
(Dollars in thousands)

Cumulative effect	$—	$89	$89	N.M.

The adoption of SFAS 123(R) required a change in the method used to estimate forfeitures of employee stock options, resulting in a one-time cumulative effect of $0.1 million in the first quarter of 2005.

Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the last nine quarters in the period ended March 31, 2007. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. In the opinion of management, the unaudited financial information presented below has been prepared on the same basis as our audited consolidated financial statements, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of the results for any future quarters or for a full year.

	For the Quarters Ended
	March 26,	June 25,	Sept 24,	Dec 31,	Apr 1,	Jul 1,	Sep 30,	Dec 30,	March 31,
	2005	2005	2005	2005	2006	2006	2006	2006	2007

Net sales	$8,530	$9,367	$16,585	$13,581	$13,624	$27,861	$40,794	$52,695	$66,949
Cost of sales	6,158	5,510	10,004	9,811	10,352	18,761	24,537	27,080	36,907

Gross profit	2,372	3,857	6,581	3,770	3,272	9,100	16,257	25,615	30,042

Operating expenses:
Research and development	197	287	426	1,462	1,519	1,536	1,657	1,649	3,058
Selling, general and administrative	2,639	2,889	3,306	6,991	5,872	8,133	8,393	10,950	13,690
Production start-up	204	286	920	1,763	2,579	4,062	1,109	3,975	8,474

	3,040	3,462	4,652	10,216	9,970	13,731	11,159	16,574	25,222

Operating income (loss)	(668)	395	1,929	(6,446)	(6,698)	(4,631)	5,098	9,041	4,820
Foreign currency gain (loss)	(127)	(642)	(283)	(663)	900	2,190	(298)	2,752	(270)
Interest and other income (expense), net	(30)	7	72	(95)	(74)	(43)	(327)	1,270	3,759

Income (loss) before income taxes	(825)	(240)	1,718	(7,204)	(5,872)	(2,484)	4,473	13,063	8,309
Income tax (benefit) expense	—	—	—	—	23	(23)	181	5,025	3,281

Income (loss) before cumulative effect of change in accounting principle	(825)	(240)	1,718	(7,204)	(5,895)	(2,461)	4,292	8,038	5,028
Cumulative effect of change in accounting for share-based compensation	89	—	—	—	—	—	—	—	—

Net income (loss)	$(736)	$(240)	$1,718	$(7,204)	$(5,895)	$(2,461)	$4,292	$8,038	$5,028

Net income (loss) per share:
Basic	$(0.02)	$(0.01)	$0.03	$(0.14)	$(0.12)	$(0.05)	$0.08	$0.13	$0.07
Diluted	$(0.02)	$(0.01)	$0.03	$(0.14)	$(0.12)	$(0.05)	$0.07	$0.12	$0.07
Weighted-average number of shares used in per share calculations:
Basic	46,211	49,258	49,916	49,916	50,777	54,358	56,137	63,968	72,347
Diluted	46,211	49,258	52,158	49,916	50,777	54,358	57,956	66,324	75,392

Net sales increased sequentially in each of the quarters ended March 26, 2005 through September 24, 2005, primarily due to a 95% increase in the MW volume of solar modules sold during that period. We were able to increase the MW volume sold primarily as a result of the production ramp of the first production line at our Ohio plant. For the quarter ended December 31, 2005, net sales declined from the previous quarter because of a build out of inventory to support the anticipated production ramp of the two additional production lines at our Ohio plant independent of demand. Net sales for the quarters ended April 1, 2006 through March 31, 2007 increased as a result of higher throughput of our Ohio plant, the full production ramp of the two additional production lines at our Ohio plant and a change in our shipping terms from delivered duty paid to carriage and insurance paid, which became effective in the quarter ended July 1, 2006.

Gross profit increased $4.2 million, or 177%, between the quarters ended March 26, 2005 and September 24, 2005, reflecting an increase in net sales. Between the quarters ended September 24, 2005 and April 1, 2006, gross profit declined primarily as a result of increased stock based compensation charges and, during the quarter ended April 1, 2006, the conversion from a five day to a seven day production week in advance of production. Gross profit increased in each of the quarters ending July 1, 2006 through March 31, 2007 because of an increase in net sales.

Operating expenses increased in each of the quarters ended March 26, 2005 through March 31, 2007, except for the quarters ended April 1, 2006 and September 30, 2006, reflecting the combination of increased staffing to support our overall business growth, increased spending on research and development to continue to improve and develop new technologies, increased management and infrastructure spending to support our growth, increased stock based compensation expenses and increased production start-up expense as we continued to increase our production capacity. For the quarter ended April 1, 2006, an increase in operating expenses in absolute dollars was offset by a decline in stock based compensation expense attributable to the full vesting of certain grants. For the quarter ended September 30, 2006, operating expenses declined reflecting a reduction in production start-up costs due to the completion of the two additional production lines at our Ohio plant.

Our quarterly results have been impacted by foreign exchange gains and losses due to fluctuations between the U.S. dollar and the euro.

Liquidity and Capital Resources

Historically, our principal sources of liquidity have been cash provided by operations, borrowings from JWMA Partners, LLC, or JWMA, and its affiliates, borrowings from Goldman, Sachs & Co., equity contributions from JWMA and borrowings from local governments and other sources to fund plant expansions. During the fiscal year ended December 30, 2006, we received $302.7 million as the net proceeds from an initial public offering of our common stock. As of March 31, 2007, we had $325.3 million in cash and cash equivalents and short-term investments, compared to $308.4 million as of December 30, 2006. One of our strategies is to expand our manufacturing capacity by building new manufacturing plants and production lines, such as the recently completed German plant and the future plants at our Malaysia manufacturing center. We expect that each four line manufacturing facility will require a capital expenditure of approximately $150.0 million to complete. We believe that our current cash and cash equivalents, cash flows from operating activities and government grants, low interest debt financings for our German plant and the proceeds of this offering will be sufficient to meet our working capital and capital expenditures needs for at least the next 12 months. However, if our financial results or operating plans change from our current assumptions, we may not have sufficient resources to support our business plan. As a result, we may engage in one or more debt or equity financings in the future that would result in increased expenses or dilution to our existing stockholders. If we are unable to obtain debt or equity financing on reasonable terms, we may be unable to execute our expansion strategy. See “Risk Factors—Risks Relating to Our Business—Our future success depends on our ability to build new manufacturing plants and add production lines in a cost-effective manner, both of which are subject risks and uncertainties”.

         Cash Flows

Cash provided (used) was as follows for the fiscal years ended December 25, 2004, December 31, 2005 and December 30, 2006 and the three months ended April 1, 2006 and March 31, 2007:

	Years Ended			Three Months Ended
	December 25,	December 31,	December 30,	April 1,	March 31,
	2004	2005	2006	2006	2007
	(Dollars in thousands)

Operating activities	$(15,185)	$5,040	$(576)	$(11,370)	$38,929
Investing activities	(7,790)	(43,832)	(159,994)	(25,797)	(40,793)
Financing activities	22,900	51,663	451,550	83,360	18,669
Effect of exchange rates on cash flows	(187)	385	391	(126)	115

Net increase (decrease) in cash and cash equivalents	$(262)	$13,256	$291,371	$46,067	$16,920

Operating activities

Cash provided by operating activities was $38.9 million during the first three months of 2007 compared to cash used in operating activities of $11.4 million during the same period in 2006. Cash received from customers increased to $86.6 million during the first three months of 2007 from $9.5 million during the first three months of 2006 mainly due to an increase in net sales and a decrease in accounts receivable during the first three months of 2007 as a result of shorter payment terms. This increase was partially offset by an increase in cash paid to suppliers and associates of $25.6 million during the first three months of 2007, mainly due to an increase in raw materials, an increase in personnel related costs due to higher headcount and other costs supporting our global expansion.

Cash used in operating activities was $0.6 million during 2006 compared to cash provided by operating activities of $5.0 million during 2005. During 2006, cash received from customers increased by $60.6 million to $110.2 million, mainly due to increased accounts receivable resulting from higher revenues. This increase was offset by cash paid to suppliers and associates of $111.9 million during 2006, mainly due to an increase in inventories to support revenue growth and other costs supporting our global expansion.

Operating activities provided cash of $5.0 million during 2005 and used cash of $15.2 million during 2004. The increase of $20.2 million in cash provided by operating activities from 2004 to 2005 was primarily a result of an increase in cash received from our customers. The cash we received from our customers increased because our net sales increased by $34.5 million from 2004 to 2005 and our accounts receivable decreased by $3.3 million during the same period. These factors were partially offset by an increase in cash paid to our suppliers and associates as a result of higher production volumes and an increase in inventory.

Investing activities

Cash used in investing activities was $40.8 million during the first three months of 2007 compared to $25.8 million during the same period in 2006. Cash used in investing activities consisted primarily of capital expenditures in these periods. Capital expenditures were $40.8 million during the first three months of 2007 and $25.8 million during the same period in 2006. The increase in capital expenditures was primarily due to our investments related to the construction of our new plants in Germany and Malaysia.

Cash used in investing activities was $160.0 million during 2006 compared to $43.8 million during 2005. Cash used for investing activities during 2006 was composed of $153.2 million in capital expenditures for our German plant and the Ohio expansion and $6.8 million in cash placed in restricted accounts to fund our solar module reclamation and recycling program, to secure our construction loan for the German plant and to secure an inventory supply contract. Our cash outlays for the German plant were partially recovered through the receipt of $16.8 million of economic development funding from various German governmental entities, which we classify as a cash flow from financing activities. Cash used in investing activities during 2005 was composed of $42.5 million in capital expenditures for our Ohio expansion, $1.3 million deposited with an insurance company as part of our solar module reclamation and recycling program and $0.1 million used for other capital expenditures.

Cash used in investing activities was $43.8 million during 2005 compared to $7.8 million during 2004. During 2004, cash used in investing activities was composed of $7.7 million used to purchase equipment for our plant in Ohio and $0.1 million used for investments into other long-term assets.

Financing activities

Cash provided by financing activities was $18.7 million during the first three months of 2007 compared to $83.4 million during the same period in 2006. During the first three months of 2007 we received $14.8 million from additional drawings under our IKB credit facility. In addition, we received $4.0 million in taxable investment incentives (“Investitionszuschuesse”) from the State of Brandenburg related to the construction of our German plant. Net cash provided by financing activities for the first three months of 2006 was primarily due to our issuance of $74.0 million aggregate principal amount of convertible senior subordinated notes due 2011 to Goldman, Sachs & Co. (resulting in cash of $73.3 million, net of issuance costs) on February 22, 2006. In addition, during the first three months of 2006 we received equity contributions of $30.0 million from our majority stockholder, which was partially offset by $20.0 million in net repayments of related party debt.

Cash provided by financing activities was $451.6 million during 2006 compared to $51.7 million during 2005. During 2006, we received $302.7 million in net proceeds from an initial public offering of our common stock, $130.8 million in net proceeds from debt issued to third parties, $36.0 million in loans from related parties, equity contributions by JWMA of $30.0 million and receipt of $16.8 million of economic development funding from various German governmental entities. Partially offsetting these cash receipts was the repayment of $64.7 million of loans from related parties. On February 22, 2006, we issued $74.0 million aggregate principal amount of convertible senior subordinated notes due 2011 to Goldman, Sachs & Co. On May 10, 2006, we extinguished these notes by payment of 4,261,457 shares of our common stock. During 2005, cash provided by financing activities was primarily the result of a $20.0 million loan from a related party, a $15.0 million loan from the Director of Development of the State of Ohio and a $16.7 million cash equity contribution by JWMA.

Cash generated from financing activities was $51.7 million during 2005 compared to $22.9 million during 2004. During 2004, cash provided by financing activities was primarily the result of a $5.0 million loan from the Director of Development of the State of Ohio and a $17.9 million cash equity contribution by JWMA.

On October 24, 2006, we amended our articles of incorporation to authorize us to issue up to 500,000,000 shares of common stock at a par value of $0.001 and up to 30,000,000 shares of preferred stock at a par value of $0.001. These amended and restated articles of incorporation permit our board of directors to establish the voting powers, preferences and other rights of any series of preferred stock that we issue. On October 30, 2006, our board of directors approved a 4.85 to 1 stock split of our issued and outstanding common shares, which was effective November 1, 2006; the par value of our common shares remained $0.001 per share and the number of authorized shares of common and preferred stock remained the same. All share and per share amounts presented in this prospectus and the accompanying consolidated financial statements have been retroactively adjusted to reflect the stock split.

         Contractual Obligations

The following table presents our contractual obligations as of December 30, 2006, which consist of legal commitments requiring us to make fixed or determinable cash payments, regardless of contractual requirements with the vendor to provide future goods or services. We purchase raw materials for inventory, services and manufacturing equipment from a variety of vendors. During the normal course of business, in order to manage manufacturing lead times and help assure adequate supply, we enter into agreements with suppliers that either allow us to procure goods and services when we choose or that establish purchase requirements.

		Payments Due By Year
		Less than			More than
Contractual Obligations	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years
	(Dollars in thousands)

Long-term debt obligations(1)	$91,341	$3,702	$35,256	$31,823	$20,560
Capital lease obligations	24	9	13	2	—
Operating lease obligations	1,514	388	574	552	—
Purchase obligations(2)	56,938	36,366	16,452	4,120	—
Recycling obligations	3,724	—	—	—	3,724

Total	$153,541	$40,465	$52,295	$36,497	$24,284

(1)	Includes estimated cash interest to be paid over the remaining terms of the debt.

(2)	Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed minimum, or variable price provisions and the approximate timing of transactions.

         Debt and Credit Sources

On July 27, 2006, First Solar Manufacturing GmbH, a wholly owned indirect subsidiary of First Solar, Inc., entered into a credit facility agreement with a consortium of banks led by IKB Deutsche Industriebank AG, under which we can draw up to €102.0 million ($132.6 million at an assumed exchange rate of $1.30/€1.00) to fund costs of constructing and starting up our German plant. This credit facility consists of a term loan of up to €53.0 million ($68.9 million at an assumed exchange rate of $1.30/€1.00) and a revolving credit facility of €27.0 million ($35.1 million at an assumed exchange rate of $1.30/€1.00). The facility also provides for a bridge loan, which we can draw against to fund construction costs that we later expect to be reimbursed through funding from the Federal Republic of Germany under the Investment Grant Act of 2005 (“Investitionszulagen”), of up to €22.0 million ($28.6 million at an assumed exchange rate of $1.30/€1.00). We may drawdown against the term loan and the bridge loan until December 30, 2007 and we may drawdown against the revolving credit facility until September 30, 2012. We have incurred costs related to the credit facility totaling $2.0 million as of March 31, 2007, which we will recognize as interest and other financing expenses over the time that borrowings are outstanding under the credit facility. We also pay an annual commitment fee of 0.6% of any amounts not drawn under the credit facility. At March 31, 2007, we had outstanding borrowings of $56.2 million under the term loan, which we classify as long-term debt and $20.6 million under the bridge loan, which we classify as short-term debt. We had no outstanding borrowings under the revolving credit facility at March 31, 2007.

We must repay the term loan in 20 quarterly payments beginning on March 31, 2008 and ending on December 30, 2012. We must repay the bridge loan with any funding we receive from the Federal Republic of Germany under the Investment Grant Act of 2005, but in any event, the bridge loan must be paid in full by December 30, 2008. Once repaid, we may not draw again against the term loan or bridge loan facilities. The revolving credit facility expires on and must be completely repaid by December 30, 2012. In certain circumstances, we must also use proceeds from fixed asset sales or insurance claims to make additional principal payments and during 2009 we will also be required to make a one-time principal repayment equal to 20% of any “surplus cash flow” of First Solar Manufacturing GmbH during 2008. Surplus cash flow is a term defined in the credit facility agreement that is approximately equal to cash flow from operating activities less required payments on indebtedness.

We pay interest at the annual rate of the Euro interbank offered rate (Euribor) plus 1.6% on the term loan, Euribor plus 2.0% on the bridge loan and Euribor plus 1.8% on the revolving credit facility. Each time we make a draw against the term loan or the bridge loan, we may choose to pay interest on that drawdown every three or six months; each time we make a draw against the revolving credit facility, we may choose to pay interest on that drawdown every one, three or six months. The credit facility requires us to mitigate our interest rate risk on the term loan by entering into pay-fixed, receive-floating interest rate swaps covering at least 75% of the balance outstanding under the term loan.

The Federal Republic of Germany is guaranteeing 48% of our combined borrowings on the term loan and revolving credit facility and the State of Brandenburg is guaranteeing another 32%. We pay an annual fee, not to exceed €0.5 million ($0.7 million at an assumed exchange rate of $1.30/€1.00) for these guarantees. In addition, we must maintain a debt service reserve of €3.0 million ($3.9 million at an assumed exchange rate of $1.30/€1.00) in a restricted bank account, which the lenders may access if we are unable to make required payments on the credit facility. Substantially all of our assets in Germany, including the German plant, have been pledged as collateral for the credit facility and the government guarantees.

The credit facility contains various financial covenants with which we must comply. First Solar Manufacturing GmbH’s cash flow available for debt service must be at least 1.1 times its required principal and interest payments for all its liabilities and the ratio of its total noncurrent liabilities to earnings before interest, taxes, depreciation and amortization may not exceed 3.0:1 from January 1, 2008 through December 31, 2008, 2.5:1 from January 1, 2009 through December 31, 2009 and 1.5:1 from January 1, 2010 through the remaining term of the credit facility.

The credit facility also contains various non-financial covenants with which we must comply. We must submit various financial reports, financial calculations and statistics, operating statistics and financial and business forecasts to the lender. We must adequately insure our German operation and we may not change the type or scope of its business operations. First Solar Manufacturing GmbH must maintain adequate accounting and information technology systems. Also, First Solar Manufacturing GmbH cannot open any bank accounts (other than those required by the credit facility), enter into any financial liabilities (other than intercompany obligations or those liabilities required by the credit facility), sell any assets to third parties outside the normal course of business, make any loans or guarantees to third parties, or allow any of its assets to be encumbered to the benefit of third parties without the consent of the lenders and government guarantors.

Our ability to withdraw cash from First Solar Manufacturing GmbH for use in other parts of our business is restricted while we have outstanding obligations under the credit facility and associated government guarantees. First Solar Manufacturing GmbH’s cash flows from operations must generally be used for the payment of loan interest, fees and principal before any remainder can be used to pay intercompany charges, loans or dividends. Furthermore, First Solar Manufacturing GmbH generally cannot make any payments to affiliates if doing so would cause its cash flow available for debt service to fall below 1.3 times its required principal and interest payments for all its liabilities for any one year period or cause the amount of its equity to fall below 30% of the amount of its total assets. First Solar Manufacturing GmbH also cannot pay commissions of greater than 2% to First Solar affiliates that sell or distribute its products. Also, we may be required under certain circumstances to contribute more funds to First Solar Manufacturing GmbH, such as if project-related costs exceed our plan, we do not recover the expected amounts from governmental investment subsidies or all or part of the government guarantees are withdrawn. If there is a decline in the value of the assets pledged as collateral for the credit facility, we may also be required to pledge additional assets as collateral.

On July 26, 2006, we were approved to receive taxable investment incentives (“Investitionszuschüsse”) of approximately €21.5 million ($28.0 million at an assumed exchange rate of $1.30/€1.00) from the State of Brandenburg, Germany. These funds will reimburse us for certain costs we will incur building our plant in Frankfurt (Oder), Germany, including costs for the construction of buildings and the purchase of machinery and equipment. Receipt of these incentives is conditional upon the State of Brandenburg, Germany having sufficient funds allocated to this program to pay the reimbursements we claim. In addition, we are required to operate our facility for a minimum of five years and employ a specified number of associates during this period. Our incentive approval expires on December 31, 2009. As of March 31, 2007, we had received $21.0 million under this program and we had accrued an additional $3.6 million that we are eligible to receive under this program based on qualifying expenditures that we had incurred through that date.

We are eligible to recover up to approximately €23.8 million ($30.9 million at an assumed exchange rate of $1.30/€1.00) of expenditures related to the construction of our plant in Frankfurt (Oder), Germany under the German

Investment Grant Act of 2005 (“Investitionszulagen”). This Act permits us to claim tax-exempt reimbursements for certain costs we will incur building our plant in Frankfurt (Oder), Germany, including costs for the construction of buildings and the purchase of machinery and equipment. Tangible assets subsidized under this program have to remain in the region for at least 5 years. In accordance with the administrative requirements of this Act, we plan to claim reimbursement under the Act in conjunction with the filing of our tax returns with the local German tax office. Therefore, we do not expect to receive funding from this program until we file our annual tax return for fiscal 2006 in 2007. In addition, this program expired on December 31, 2006 and we can only claim reimbursement for investments completed by this date. The majority of our buildings and structures and our investment in machinery and equipment were completed by this date. As of March 31, 2007, we had accrued $30.5 million that we are eligible to receive under this program based on qualifying expenditures that we had incurred through that date.

In July 2006, we entered into a loan agreement, which we amended and restated on August 7, 2006, with the Estate of John T. Walton under which we could draw up to $34.0 million. Interest was payable monthly at the annual rate of the commercial prime lending rate and principal was to be repaid at the earlier of January 2008 or the completion of an initial public offering of our stock. This loan did not have any collateral requirements. As a condition of obtaining this loan, we were required to use a portion of the proceeds to repay the principal of our loan from Kingston Properties, LLC, a related party. During July 2006, we drew $26.0 million against this loan, $8.7 million of which we used to repay the Kingston Properties, LLC loan. Upon completion of our initial public offering in November 2006, we repaid the entire $26.0 million loan balance.

In July 2005, we received a $15.0 million loan from the Director of Development of the State of Ohio, $14.5 million of which was outstanding at March 31, 2007. Interest is payable monthly at the annual rate of 2.25% and principal payments commenced on December 1, 2006 and end on July 1, 2015. Land and buildings at our Ohio plant with a net book value of $21.6 million at March 31, 2007 have been pledged as collateral for this loan.

During the year ended December 25, 2004, we received a $5.0 million loan from the Director of Development of the State of Ohio, $4.6 million of which was outstanding at March 31, 2007. Interest is payable monthly at annual rates starting at 0.25% during the first year the loan is outstanding, increasing to 1.25% during the second and third years, 2.25% during the fourth and fifth years and 3.25% for each subsequent year. Principal payments commenced on January 1, 2007 and end on December 1, 2009. Machinery and equipment at our Ohio plant with a net book value of $8.9 million at March 31, 2007 have been pledged as collateral for this loan. Due to the preparation of our registration statement, we did not meet the non-financial covenant to furnish our audited financial statements for the year ended December 31, 2005 to the lender within 120 days after our fiscal year end and we received a waiver for that requirement from the lender on June 5, 2006. We have subsequently provided these financial statements to the lender.

On May 14, 2003, First Solar Property, LLC issued a $8.7 million promissory note due June 1, 2010 to Kingston Properties, LLC. The interest rate of the note was 3.70% per annum. We pre-paid this note in full in July 2006.

On February 22, 2006, we received $73.3 million from the issuance of $74.0 million of convertible senior subordinated notes, less $0.7 million of issuance costs, to Goldman, Sachs & Co. On May 10, 2006, we extinguished these notes by payment of 4,261,457 shares of our common stock.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of March 31, 2007.

Quantitative and Qualitative Disclosures About Market Risk

         Foreign Exchange Risk

Our international operations accounted for 100.0% of our net sales in the first three months of 2007 and 99.8% of our net sales in the first three months of 2006, all of which were denominated in euros. As a result, we have exposure to foreign exchange risk with respect to almost all of our net sales. Fluctuations in exchange rates, particularly in the U.S. dollar to euro exchange rate, affect our gross and net profit margins and could result in foreign exchange and operating losses. Historically, most of our exposure to foreign exchange risk has related to currency gains and losses from the time we sign and settle our sales contracts. For example, our Long Term Supply Contracts obligate us to deliver solar modules at a fixed price in euros per Watt and do not adjust for fluctuations in the U.S. dollar to euro exchange rate. In the first three months of 2007, a 10% change in foreign currency exchange rates would have impacted our net sales by $6.7 million. With the expansion of our manufacturing operations into Germany and the current expansion into Malaysia, our operating expenses for the plants in these countries will be denominated in the local currency.

In the past, exchange rate fluctuations have had an impact on our business and results of operations. For example, exchange rate fluctuations positively impacted our cash flows by $0.1 million in the first three months of 2007 and negatively impacted our cash flows by $0.1 million in the first three months of 2006. Although we cannot predict the impact of future exchange rate fluctuations on our business or results of operations, we believe that we may have increased risk associated with currency fluctuations in the future. As of March 31, 2007, we had one outstanding foreign exchange forward contract to sell €20.0 million for $26.8 million at a fixed exchange rate of $1.34/€1.00. The contract is due on February 27, 2009. This foreign exchange forward contract hedges an intercompany loan. Most of the German plant’s operating expenses will be in euros, creating increasing opportunities for natural hedges against the currency risk in our net sales. In addition, we may decide to enter into other hedging activities in the future.

         Interest Rate Risk

We are exposed to interest rate risk because many of our end-users depend on debt financing to purchase and install a photovoltaic system. Although the useful life of a photovoltaic system is approximately 25 years, end-users of our solar modules must pay the entire cost of the photovoltaic system at the time of installation. As a result, many of our end-users rely on debt financing to fund their up-front capital expenditure and final project. An increase in interest rates could make it difficult for our end-users to secure the financing necessary to purchase and install a photovoltaic system on favorable terms, or at all, and thus lower demand for our solar modules and reduce our net sales. In addition, we believe that a significant percentage of our end-users install photovoltaic systems as an investment, funding the initial capital expenditure through a combination of equity and debt. An increase in interest rates could lower an investor’s return on investment in a photovoltaic system or make alternative investments more attractive relative to photovoltaic systems, which, in each case, could cause these end-users to seek alternative investments that promise higher returns.

During July 2006, we entered into the IKB credit facility, which bears interest at Euribor plus 1.6% for the term loan, Euribor plus 2.0% for the bridge loan and Euribor plus 1.8% for the revolving credit facility.

As of March 31, 2007, we held five pay fixed, receive Euribor interest rate swaps with a combined notional value of €42.7 million ($55.5 million at an assumed exchange rate of $1.30/€1.00), which hedge our interest rate risk on the IKB term loan.

         Commodity Risk

We are exposed to price risks associated with raw material purchases, most significantly tellurium. Presently, we purchase all of our cadmium telluride in compounded form from two qualified suppliers. We have a rolling four year written contract with one of our qualified suppliers, which provides for quarterly price adjustments based on the cost of tellurium. In 2006, we entered into a multi-year tellurium supply contract in order to mitigate potential cost volatility and secure raw material supplies. We purchase from our other qualified supplier on a purchase order basis. We acquire the remainder of our raw materials under quarterly or annual purchase orders at prices based on annual volumes. Because the sale prices of solar modules in our Long Term Supply Contracts and many of our other customer contracts do not adjust for raw material price increases and are generally for a longer term than our supply contracts, we may be unable to pass on increases in the cost of our raw materials to many of our customers.

In addition, most of our key raw materials are either sole-sourced or sourced from a limited number of third-party suppliers. As a result, the failure of any of our suppliers to perform could disrupt our supply chain and impair our operations. If our existing suppliers fail to perform, we will be required to identify and qualify new suppliers, a process that can take between one and 12 months depending on the raw material. We might be unable to identify new suppliers or qualify their products for use on our production line on a timely basis and on commercially reasonable terms.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes. Tax law is subject to significant and varied interpretation, so an enterprise may be uncertain whether a tax position it has taken will ultimately be sustained when it files its tax return. FIN 48 establishes a single model to address accounting for uncertain tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. Upon our adoption of FIN 48 on December 31, 2006, we increased our reserves for uncertain tax positions by $0.1 million. This increase was recorded as a cumulative effect adjustment to stockholders’ equity. In addition, we decreased deferred tax assets and their associated valuation allowances by $0.5 million.

In July 2006, the FASB issued EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is, Gross versus Net Presentation). The adoption of EITF No. 06-3 did not have an impact on our consolidated financial statements. Our accounting policy has been to present these taxes on a net basis, excluded from revenues.

In September 2006, the SEC issued SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which provides interpretive guidance on the consideration of the effects of prior year misstatements when quantifying current year misstatements during a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. We have applied SAB 108 during the preparation of our financial statements and the application of SAB 108 did not have a material effect on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value and to report unrealized gains and losses on those assets and liabilities in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS 159 on our financial position and results of operations.

In March 2007, the FASB ratified Emerging Issues Task Force Issue (“EITF”) No. 06-10, Accounting for Deferred Compensation and Post Retirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangement. EITF 06-10 provides guidance for determining a liability for the post-retirement benefit obligation and for recognition and measurement of the associated asset based on the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. We have evaluated EITF 06-10 and determined that its adoption is not expected to have a material effect on our financial position or results of operations.

INDUSTRY AND MARKET DATA

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include Datamonitor, the Energy Information Administration, the International Energy Agency, Photon International, Solarbuzz, Sun & Wind Energy and the World Bank. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Unless otherwise noted, statements as to our market position relative to our competitors are approximated and based on the above-mentioned third-party data and internal analysis and estimates as of the latest available date. Although we believe the industry and market data and statements as to market position to be reliable as of the date of this prospectus, this information could prove inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from sources cited herein.

INDUSTRY

Electric Power Industry

Global demand for electric power is expected to increase from 14.8 trillion kilowatt hours in 2003 to 27.1 trillion kWh by 2025, according to the Energy Information Administration, or the EIA. To meet this demand, the International Energy Agency, or the IEA, estimates that investments in generation, transmission and distribution of electricity must reach approximately $10 trillion by 2030. According to the IEA, fossil fuels such as coal, oil and natural gas generated over 80% of the world’s electricity in 2004. However, fossil fuels face a number of challenges that will limit their ability to supply the expanding global demand for energy:

•	Limited supply and rising cost of fossil fuels. Limited fossil fuel supply and escalating electricity consumption are causing wholesale electricity prices to increase. For example, from 2000 to 2005, the average cost of all fossil fuels used to generate electricity globally increased by 67%, according to the IEA. The rising cost of fossil fuels has resulted in higher electricity costs for consumers and highlighted the need to develop new technologies for electricity generation.

•	Dependence on energy from foreign regions. Many countries depend on foreign energy for a majority of their domestic energy needs. For example, the World Bank estimates that, in 2003, Italy, Japan and Korea imported over 80% of their energy requirements, Germany and Spain imported over 60% of their energy requirements and the United States imported approximately 28% of its energy requirements. Political and economic instability in some of the leading energy producing regions of the world have induced many countries to explore domestic energy alternatives, including renewable energy, in order to reduce foreign energy dependence.

•	Environmental concerns. Environmental concerns over the by-products of fossil fuels have led to a global search for environmentally friendly solutions to the world’s growing electricity needs. By April 2007, approximately 172 countries signed the Kyoto Protocol, agreeing to reduce emissions of carbon dioxide and other gasses by 5.2% from 1990 levels between 2008 and 2012. Many countries have since taken pro-active steps to reduce emissions, such as adopting subsidies to encourage the commercialization of renewable energy.

Renewable Energy Industry

The same challenges facing fossil fuels are creating a growth opportunity for renewable energy. Renewable energy sources for electric power generation include hydroelectric, biomass, geothermal, wind and solar. Within the renewable energy industry, hydroelectric power currently generates the most electricity. According to the EIA, hydroelectric power accounted for approximately 6.5% of electricity generated in the United States in 2004, compared to just 2.3% for all other sources of renewable energy combined. While hydroelectric power generation currently has the largest installed base within renewable energy, the future growth of hydroelectric power will likely be limited due to environmental concerns and a lack of suitable sites.

Among renewable sources of electricity, solar energy has the most potential to meet the world’s growing electricity needs. According to the Department of Energy, the sun is the only source of renewable energy that has a large enough resource base to meet a significant portion of the world’s electricity needs. A study commissioned by the Department of Energy estimates that, on average, 120,000 trillion Watts, or TW, of solar energy strike the Earth per year, far exceeding the global electricity consumption rate of 14.3TW in 2002. At a typical latitude for the United States, a net 10% efficient solar energy “farm” covering 1.6% of the U.S. land area could theoretically meet the country’s entire domestic electricity needs. In contrast, the same study estimates that the remaining global, practically exploitable hydroelectric resource is less than 0.5TW, the cumulative energy in all the tides and ocean currents in the world amounts to less than 2TW, the total geothermal energy at the surface of the Earth, integrated over all the land area of all seven continents, is 12TW, of which only a small fraction could be practically extracted, and the total amount of globally extractable wind power is between 2TW and 4TW. Wind is a commercially viable and scalable source of renewable energy, but it also faces environmental challenges and many of the most attractive high wind resource areas have already been developed.

         Solar Energy

Solar electricity is generated using either photovoltaic or solar thermal technology to extract energy from the sun. Photovoltaic electricity generating systems directly convert the sun’s energy into electricity, whereas solar thermal systems heat water or other fluids that are then used as sources of energy. Photovoltaic systems are either grid-connected systems or off-grid systems. Grid-connected systems are connected to the electricity transmission and distribution grid and feed solar electricity into the end-user’s electrical system and/or the grid. Such systems are commonly mounted on the rooftops of buildings, integrated into building facades or installed on the ground using support structures, and range in size from 2-3 kilowatts to multiple megawatts, or MW. Off-grid photovoltaic systems are typically much smaller and are frequently used in remote areas where they may be the only source of electricity for the end-user.

Photovoltaic systems are currently the most widely used method of transforming sunlight into electricity. Annual installations by the photovoltaic industry grew from 0.4GW in 2002 to 1.7GW in 2006, representing an average annual growth rate of over 42%. Cumulative installed capacity reached just below 7GW by the end of 2006.

In 2006, Germany was the world leader in MW volume of photovoltaic installations with 55%, followed by Japan with 17% and the United States with 8%, according to Solarbuzz. Germany’s and Japan’s historical dominance is attributable to their government incentive programs, which were designed to stimulate market demand for photovoltaic systems. Other European countries have adopted or are adopting similar government incentive programs, as are countries in Asia and several states in the United States, including California. The California Solar Initiative commits $2.9 billion in incentives over 10 years with the goal of supporting installations of 3GW new installed capacity by 2017.

Solar energy generated through photovoltaic systems has several advantages compared to conventional and other renewable sources of electricity, including the following:

•	Solar energy is distributive. Photovoltaic systems achieve economies of scale at small sizes and are modular, and thus can be installed at or near the sites where the solar electricity is consumed. By contrast, most methods of electricity generation are centrally generated and delivered to consumers over a transmission and distribution grid. As a result, solar generation can mitigate the cost and distribution and transmission constraints often faced by centrally generated energy sources.

•	Solar energy systems require minimal operating expense. Once installed, photovoltaic systems typically require very little maintenance and no fuel, minimizing the operating expense of a photovoltaic system over the expected 25 year life of the system. As a result, the cost of electricity generated by a photovoltaic system is substantially fixed at the time of installation and is subject to minimal increase or volatility over the life of the system. By contrast, other methods of electricity generation require higher amounts of maintenance and replacement costs over the life of the system. In addition, fossil fuel and biomass power plants face volatility in fuel supply and cost. These maintenance, replacement and fuel costs can be unpredictable and cause the cost of electricity generated by these systems to increase over the system’s useful life.

•	Solar modules can be installed at a variety of locations. Photovoltaic systems can generate electricity anywhere sunlight hits the Earth’s surface. By contrast, relatively fewer locations have the natural resources and grid access necessary to support hydroelectric, wind or geothermal electricity generating systems. While power plants using fossil fuels, biomass and nuclear technology are not restricted by natural conditions, their development is often constrained by long lead times for permitting and construction, availability of fuel, infrastructure requirements and environmental concerns.

•	Solar energy generation typically coincides with the times of peak energy demand. Photovoltaic systems generate most of their electricity during the afternoon hours, when the energy from the sun is strongest. In many areas and times of the year, the greatest demand for electricity is also during these same afternoon hours. Consumers can therefore replace peak time conventional electricity, which can be more expensive and less reliable than electricity purchased during non-peak times, with distributed solar electricity.

Challenges Facing the Photovoltaic Industry

Despite the advantages of solar energy generated through photovoltaic systems, the photovoltaic industry must overcome a number of challenges to grow and achieve widespread commercialization of its products, including the following:

•	Current high cost of solar electricity. Currently, solar electricity is not competitive with conventional sources of electricity on a cost basis without government subsidies. The demand for solar modules may decline if government subsidies are reduced or eliminated before solar electricity can compete with conventional sources of electricity on a cost basis. See “Business— Government Subsidies”.

•	Limited availability of semiconductor materials. Solar modules require a semiconductor material to convert solar energy into electricity. Over 92% of the MW volume of solar modules sold in 2006 used crystalline silicon as their semiconductor material, according to Solarbuzz. High demand from the photovoltaic and microelectronics industries has led to a shortage of silicon feedstock, which currently limits the growth of many solar module manufacturers. While manufacturers of silicon feedstock are building new manufacturing plants to increase supply, the construction of such plants is time consuming and requires substantial capital expenditures.

•	Intermittent source of power. Photovoltaic systems require sunlight to generate electricity and are less effective in climates of low sunlight and extreme hot and cold temperatures. As a result, photovoltaic systems generally cannot be used as a sole source of electricity and must be combined with a storage solution (such as a battery) or other source of electricity (such as grid electricity or diesel generation) in order to provide a complete solution to the end-user.

The Cost and Operating Metrics of a Photovoltaic System

Electricity is generated by photovoltaic systems, which are comprised of solar modules, mounting structures and electrical components. Solar module manufacturers price and sell solar modules per Watt of rated power, which is the rated power under standard test conditions. Power is a rating of a solar module’s capacity to produce electricity and is measured in Watts, where one thousand Watts equals one kilowatt and one thousand kilowatts equals one MW. Electricity is measured in kilowatt hours, and is the quantity of power produced for a given period of time. For example, a photovoltaic system producing 1 kilowatt of power for three hours generates 3 kilowatt hours of electricity. Retail electricity is generally discussed in terms of kilowatt hours. According to the EIA, in 2001, the average U.S. household consumed approximately 10,600 kilowatt hours of electricity.

         Cost of a Photovoltaic System

The manufacturing cost per Watt of a solar module equals the cost to produce a solar module divided by the module’s number of sellable Watts. Sellable Watts per module is a function of, among other things, the conversion efficiency of the solar module. The conversion efficiency of a solar module is primarily a function of the type of semiconductor material, the device structure and optimization of the manufacturing process. Manufacturers of solar modules are divided into two broad categories based on the type of semiconductor technology they utilize to convert sunlight into electricity: crystalline silicon technology or thin film technology. Crystalline silicon modules generally have higher conversion efficiencies than thin film solar modules. However, crystalline silicon production processes use approximately 100 times more semiconductor material and are more expensive than the best performing thin film production processes. By lowering the cost to produce a solar module, thin film solar modules manufactured in high volume commercial production can have a lower manufacturing cost per Watt than crystalline silicon solar modules, even though crystalline silicon solar modules have higher conversion efficiencies.

While solar modules are sold based on their rated power, the amount of electricity a solar module can generate and the effective cost of that electricity are also relevant to a purchasing decision. The cost per kilowatt hour of solar electricity can be derived by dividing the solar electricity generated over the life of the photovoltaic system into the total cost of the system. Solar modules, which have a useful life of approximately 25 years, generally represent approximately half of the cost of a photovoltaic system. Mounting structures, equipment and electrical components generally comprise the other half of the cost of a photovoltaic system. In calculating the cost per kilowatt hour of solar electricity, many customers also consider the “time value” of the capital required to purchase and install the system.

The price of conventional energy varies considerably by region based on, among other things, the cost of producing and importing energy. To become competitive with conventional sources of electricity, the price per kilowatt hour of distributive solar electricity must approach the retail price of conventional electricity displaced by solar electricity in a given region. For solar power to serve as a source of on-grid generation, it must compete with the average wholesale price of electricity in a given region, as well as the price per kilowatt hour of other sources of renewable energy.

         Operating Metrics of a Photovoltaic System

The photovoltaic industry uses a widely accepted set of standard measurement procedures and test conditions for the direct comparison of each solar module. These conditions, called Standard Test Conditions, specify a standard temperature, solar irradiance level and angle of the sun, and are used to determine the power rating and conversion efficiency of each solar module.

On average, at noon on a cloudless day, sunlight provides about 1 kilowatt of power to each square meter of the Earth’s surface. A solar module operating at a 10% conversion efficiency under these sunlight conditions will provide 100 Watts of direct current power per square meter (kilowatt of sunlight power x 10% conversion efficiency = 100 Watts of solar power). If these sunlight conditions persist for one hour, the solar module will generate 100 Watt hours, or 0.1 kilowatt hour, of solar electricity (100 Watts solar power x 1 hour duration = 0.1 kilowatt hour of solar electricity). Crystalline silicon solar modules in commercial production had average conversion efficiencies of approximately 14% in 2006. Thin film solar modules in high volume commercial production (over 20MW per year) had average conversion efficiencies that ranged from approximately 6% to approximately 10% in 2006. The conversion efficiency of our solar modules averaged approximately 9% in 2006. In order to reach a comparable level of installed power, a photovoltaic system that employs solar modules with relatively lower conversion efficiencies must employ more solar modules than a photovoltaic generation system that uses solar modules with higher conversion efficiencies.

Under real-world operating conditions, a typical photovoltaic system operates outside of Standard Test Conditions for much of the time. For example, the location and design of a photovoltaic system, time of day and year, temperature and angle of the sun impact the performance of a photovoltaic system, and the conversion efficiencies of solar modules generally decrease or increase when operating outside Standard Test Conditions. In order to determine the solar electricity that a photovoltaic system will generate, it is therefore necessary to understand not only the Standard Test Conditions power rating of a solar module, but also the design of the photovoltaic system, real world conditions under which the system will operate and performance characteristics of the solar modules and electrical components outside Standard Test Conditions.

Photovoltaic Technology

Historically, crystalline silicon has been the most common semiconductor material used in solar modules. In 2006, 92% of the MW volume of solar modules sold employed crystalline silicon technology, while thin film technology accounted for only 8% of the MW volume of solar modules sold. Thin film solar modules generally employ one of three different semiconductor materials to convert solar energy into electricity: cadmium telluride; copper indium gallium diselenide; or amorphous silicon.

Thin film technology offers several cost and performance advantages over crystalline silicon technology, including the following:

•	Fundamental cost advantage. Thin film technology employs semiconductor materials that are efficient absorbers of energy from the solar spectrum. As a result, thin film technology enables manufacturers to produce solar modules with approximately 1% of the semiconductor material used to produce crystalline silicon solar modules, potentially providing a fundamental material cost advantage. Recent increases in the price of silicon feedstock have heightened the cost advantage opportunity of thin film technology. The price of silicon feedstock increased from $28-$32/kg for 2004 delivery to $60-$65/kg for 2007 delivery, and spot prices have been reported as high as $300/kg in 2006. Over the same period, the price of cadmium telluride semiconductor material also increased; however, the exposure of cadmium telluride thin film manufacturers to these price increases was limited because of the relatively small amount of semiconductor material they employ to manufacture a solar module.

•	Integrated production process. Certain thin film technologies enable manufacturers to deposit semiconductor materials directly on large inexpensive superstrates with a continuous manufacturing process that increases production throughput over a fixed asset and operating expense base. While many thin film manufacturers can perform all manufacturing steps in a continuous process, few crystalline silicon manufacturers are able to perform every step in the batch manufacturing process employed to construct a crystalline silicon solar module.

•	Superior product performance. Certain types of thin-film solar modules, such as cadmium telluride, generate more electricity across a variety of environments, including high temperature and low light, than crystalline silicon solar modules with the same power rating. Modules that generate more kilowatt hours per rated kilowatt under real-world conditions increases the end-users’ return on investment.

Thin film technology also faces a number of disadvantages relative to crystalline silicon, including the following:

•	Limited operating history. No thin film solar module has been in service for its entire estimated useful life, limiting the data available to validate estimates of the useful life and rate of degradation of thin film solar modules. In contrast, historical operating data validates the useful life and performance of crystalline silicon solar modules. Additionally, few thin film manufacturers have been able to achieve the production throughput rates, yields and product performance necessary to commercialize their solar modules and achieve many of the benefits of thin film technology.

•	Lower conversion efficiency. The average conversion efficiency of thin film solar modules in high volume commercial production (over 20MW per year) currently ranges from 6% to 10%. By comparison, the average conversion efficiency of crystalline silicon solar modules in commercial production is approximately 14%. Because cost per Watt is a function of conversion efficiency and manufacturing cost, low conversion efficiencies could make it difficult for some thin film manufacturers to achieve a low cost per Watt. In addition, the higher conversion efficiencies of crystalline silicon solar modules, even at a higher cost per Watt, could be attractive to end-users who want to generate a certain amount of electricity in a fixed amount of space. The added space requirements of thin film solar modules may cause customers to incur additional costs associated with land or space and module installation costs.

•	Difficulty in customizing solar modules. To build a crystalline silicon solar module, a manufacturer connects a series of independently manufactured photovoltaic cells. As a result, crystalline silicon manufacturers are able to customize the size and shape of their solar modules by connecting a larger or smaller number of photovoltaic cells in a pattern. In contrast, cadmium telluride thin film manufacturers often produce only a single product by depositing the semiconductor material directly on superstrates, and are unable to customize their product. Because crystalline silicon solar modules can be customized and have higher conversion efficiencies, they are currently better suited for distribution in certain residential markets than cadmium telluride thin film solar modules.

Government Subsidies and Incentives

Many countries in Europe and Asia and several states in the United States have adopted a variety of government subsidies and incentives to allow renewable energy sources to compete with the currently less expensive conventional sources of energy, such as fossil fuels. Government subsidies and incentives generally focus on grid-connected systems and take several forms, including feed-in tariffs, net metering programs, renewable portfolio standards, rebates, tax incentives and low interest loans. See “Business—Government Subsidies”.

BUSINESS

Overview

We design and manufacture solar modules using a proprietary thin film semiconductor technology that has allowed us to reduce our average solar module manufacturing costs to among the lowest in the world. In 2006, our average manufacturing costs were $1.40 per Watt, which we believe is significantly less than those of traditional crystalline silicon solar module manufacturers. By continuing to expand production and improve our technology and manufacturing process, we believe that we can further reduce our manufacturing costs per Watt and improve our cost advantage over traditional crystalline silicon solar module manufacturers. Our objective is to become, by 2010, the first solar module manufacturer to offer a solar electricity solution that competes on a non-subsidized basis with the price of retail electricity in key markets in North America, Europe and Asia.

We manufacture our solar modules on high-throughput production lines and perform all manufacturing steps ourselves in an automated, proprietary, continuous process. Our solar modules employ a thin layer of cadmium telluride semiconductor material to convert sunlight into electricity. We are the first company to integrate non-silicon thin film technology into high volume low-cost production. In less than three hours, we transform an inexpensive 2ft × 4ft (60cm × 120cm) sheet of glass into a complete solar module, using approximately 1% of the semiconductor material used to produce crystalline silicon solar modules. Our manufacturing process eliminates the multiple supply chain operators and expensive and time consuming batch processing steps that are used to produce a crystalline silicon solar module. Producing low cost solar modules without crystalline silicon has allowed us to grow rapidly to meet market demand during a period of time when silicon feedstock supply shortages and price volatility are limiting the growth of many of our competitors.

Our net sales grew from $13.5 million in 2004 to $135.0 million in 2006. Strong market demand, a positive customer response to our solar modules and our ability to expand production without raw material constraints present us with the opportunity to expand sales rapidly and increase market share. We have long-term solar module supply contracts (the “Long Term Supply Contracts”) with nine European project developers and system integrators that in the aggregate allow for approximately €3.2 billion ($4.1 billion at an assumed exchange rate of $1.30/€1.00) in sales from 2007 to 2012 for the sale of a total of 2.2GW of solar modules. The information in this paragraph is designed to summarize the financial terms of the Long Term Supply Contracts and is not intended to provide guidance about our future operating results, including revenues or profitability.

In order to satisfy our contractual requirements and address additional market demand, we are expanding our annual manufacturing capacity from 90MW to 450MW by the first half of 2009. We describe our manufacturing capacity with a “nameplate” rating, which means minimum expected annual production. We periodically review and update the nameplate rating of our production lines to reflect improvements in module throughput and Watts per module (or conversion efficiency). As a result of a recent review, we increased the nameplate rating of each production line from 25MW to the current 30MW, thereby increasing the manufacturing capacity rating of each of our current and future manufacturing facilities. In August 2006, we expanded our Ohio plant from one to three production lines, increasing our annual manufacturing capacity to 90MW. In April 2007, we started initial production at a 120MW manufacturing facility in Germany, which we expect to reach its full capacity by the fourth quarter of 2007. In April 2007, we also began construction of plant one of our Malaysia manufacturing center, and we plan to begin construction of plant two in the fourth quarter of 2007. We expect plant one to reach its full capacity of 120MW in the second half of 2008 and plant two to reach its full capacity of 120MW in the first half of 2009. After plant two of our Malaysia manufacturing center reaches its full capacity, we will have 15 production lines and an annual global manufacturing capacity of 450MW.

Competitive Strengths

We believe that we possess a number of competitive strengths that position us to become a leader in the solar energy industry and compete in the broader electric power industry:

•	Cost-per-Watt advantage. Our proprietary thin film semiconductor technology has allowed us to reduce our average solar module manufacturing costs to among the lowest in the world. Our average manufacturing costs were $1.40 per Watt in 2006 and $1.29 per Watt in the first three months of 2007, which we believe are significantly less than those of crystalline silicon solar module manufacturers.

Our low manufacturing cost per Watt is derived from our low material, capital and direct labor costs, and enabled us to achieve a gross margin of 40% in 2006 and 45% in the first three months of 2007. Because our technology is less mature than crystalline silicon technology, we have an opportunity for continued process improvement and cost reduction.

•	Continuous and scalable production process. We manufacture our solar modules on high- throughput production lines where we perform all manufacturing steps, from semiconductor deposition to final assembly and testing, ourselves in an automated, proprietary, continuous process that turns a sheet of glass into a solar module in less than three hours. Our proprietary thin film semiconductor technology reduces our semiconductor material requirements to approximately 1% of the semiconductor material used to produce crystalline silicon solar modules. We have implemented a number of continuous improvement systems and tools to improve scalability and increase operating leverage.

•	Replicable production facilities. To complete each new production line, we use a systematic replication process designed to enable us to build new production lines rapidly and efficiently that will achieve operating metrics that are comparable to our existing production lines. The expansion of our Ohio plant demonstrated our ability to replicate a single production line by creating two new production lines, and served as the “standard building block” for building our four production lines in Germany. We plan to use the same systematic replication process to build plant one and plant two of our Malaysia manufacturing center. By expanding production, we believe we can take advantage of economies of scale, accelerate development cycles and leverage our operations, enabling further reductions in the manufacturing cost per Watt of our solar modules.

•	Stable supply of raw materials. We are not currently constrained by, and do not foresee a shortage of, cadmium telluride, our semiconductor material. In addition, because our modules contain a relatively small amount of semiconductor material, we believe our exposure to cadmium telluride price increases is limited. By contrast, Solarbuzz estimates that the current shortage of silicon feedstock will constrain the production of certain crystalline silicon solar module manufacturers until 2008.

•	Pre-sold capacity through Long Term Supply Contracts. Our Long Term Supply Contracts provide us with predictable net sales and enable us to ramp production and realize economies of scale from capacity expansions quickly. By pre-selling the solar modules to be produced on future production lines, we minimize the customer demand risk of our rapid expansion plans.

•	Favorable system performance. Solar modules usually produce less power than their rated power because of environmental conditions, including variation in the ambient temperature and intensity of sunlight. We believe that in real-world conditions, systems incorporating our solar modules operate more closely to their rated power than systems incorporating crystalline silicon solar modules. Such performance results in more kilowatt hours of electricity per Watt of rated power and increases our end-users’ return on investment, which we believe will result in greater demand for our solar modules.

Strategies

Our goal is to utilize our proprietary thin film semiconductor technology to create a sustainable market for our solar modules by lowering the price of solar electricity to a level that is competitive with the price of retail electricity on a non-subsidized basis by 2010 in key markets in North America, Europe and Asia. We intend to pursue the following strategies to attain this goal:

•	Penetrate key markets rapidly. Upon completion of our German plant and plant one at our Malaysia manufacturing center, we expect to be a global fully-integrated solar module manufacturer with substantial production capacity. We also plan to begin construction of plant two at our Malaysia manufacturing center in the fourth quarter of 2007. Our new production lines will enable us to diversify our customer base, gain market share in key solar module markets and reduce our dependence on any individual country’s subsidy programs. In addition, we are exploring new customer relationships in North America and Europe, and have allocated a portion of our planned manufacturing capacity to be available for sale in these and other markets.

•	Further reduce manufacturing cost. We deploy continuous improvement systems and tools to increase the throughput of our production lines and the efficiency of our workforce and reduce our capital intensity and raw material requirements. In addition, we are building a 240MW manufacturing center in Malaysia, a low-cost region, that we expect will reduce our fixed manufacturing costs relative to our production volumes. Our German plant and Malaysia manufacturing center will also enable us to absorb fixed costs over higher production volumes, generating economies of scale. Higher production volumes should also enable volume-based discounts on certain raw material and equipment purchases and provide production and operational experience that translates into improved process and product performance.

•	Increase sellable Watts per module. We are implementing several development programs designed to increase the number of sellable Watts per solar module, which is driven primarily by conversion efficiency. From 2003 to the end of the first quarter of 2007, we increased the average conversion efficiency of our solar modules from approximately 6.8% to approximately 9.2%.

We expect to continue to increase the conversion efficiency of our solar modules. Our researchers have created small-scale cadmium telluride cells with a conversion efficiency as high as 14.5%. Independent researchers have achieved a 16.5% conversion efficiency in the laboratory with small-scale cadmium telluride cells. As a result, we believe significant net increases in conversion efficiency are available in full volume production. We expect some decline in conversion efficiency from laboratory results when producing solar modules in full scale production because individual small-scale cells may utilize economically non-feasible materials and be manufactured using processes that may not scale to volume manufacturing. In addition, variation among cells is compounded at the module level where performance is defined by the weakest performing cell, and occasionally there is a decline in performance during the lamination process.

•	Enter the mainstream market for electricity. Although we currently sell all of our solar modules into subsidized markets, our goal is to identify, enable and enter non-subsidized markets not currently served by the solar industry. Cost reductions and performance improvements in our solar modules will be critical to realizing this goal. In addition, we believe that our ability to enter the non-subsidized, mainstream market for electricity will require system development and optimization, new system financing options and the development of new market channels. As part of our development activities, we anticipate providing solutions beyond the solar module, ranging from solar system kits to turnkey financed solar generation projects, in selected market segments.

History

First Solar US Manufacturing, LLC was founded in 1999 to bring an advanced thin film semiconductor process into commercial production through the acquisition of predecessor technologies and the initiation of a research, development and production program that allowed us to improve upon the predecessor technologies and launch commercial operations in January 2002. In 2003, a previous owner forfeited its equity interests in First Solar US Manufacturing, LLC. Later in 2003, the sole remaining owner formed First Solar Holdings, LLC, and contributed its equity interest in First Solar US Manufacturing, LLC and First Solar Property, LLC to First Solar Holdings, LLC. On February 22, 2006, First Solar Holdings, LLC converted from a Delaware limited liability company to a Delaware corporation and on June 28, 2006 changed its name to First Solar, Inc. First Solar’s common stock began trading publicly on November 17, 2006, and we completed the initial public offering of our common stock on November 22, 2006. On March 31, 2007, First Solar US Manufacturing, LLC, First Solar Electric Company, LLC, First Solar Electric Contracting, Inc. and First Solar Property, LLC merged into First Solar, Inc.

Products

         Solar Modules

Each solar module is approximately 2ft × 4ft (60cm × 120cm) and had an average rated power of approximately 64 Watts at the end of 2006 and approximately 66 Watts at the end of the first three months of 2007. Our solar module is a single-junction polycrystalline thin film structure that employs cadmium telluride as the absorption layer and cadmium sulfide as the window layer. Cadmium telluride has absorption properties that are highly matched to the solar spectrum and has the potential to deliver competitive conversion efficiencies with approximately

1% of the semiconductor material used by traditional crystalline silicon solar modules. Our thin film technology also has relatively high energy performance in low light and high temperature environments compared to traditional crystalline silicon solar modules.

         Certifications

We have participated, or are currently participating, in laboratory and field tests with the National Renewable Energy Laboratory, the Arizona State University Photovoltaic Testing Laboratory, the Fraunhofer Institute for Solar Energy, TÜV Immissionsschutz und Energiesysteme GmbH and the Institute für Solar Energieversorgungstechnik. Currently, we have approximately 10,000 solar modules installed worldwide at test sites designed to collect data for field performance validation. Using data logging equipment, we also monitor approximately 325,500 solar modules, representing approximately 21.2MW of installed photovoltaic systems, in use by the end-users that have purchased systems using our solar modules. The modules in these monitored systems represent approximately 23% of all solar modules shipped by us from 2002 through 2006.

We maintain all certifications required to sell solar modules in the markets we serve or expect to serve, including UL 1703, IEC 61646, Safety Class II and CE.

         Solar Module Warranty

We provide a limited warranty to the owner of our solar modules for five years following delivery for defects in materials and workmanship under normal use and service conditions. We also warrant to the owner of our solar modules that solar modules installed in accordance with agreed-upon specifications will produce at least 90% of their power output rating during the first 10 years following their installation and at least 80% of their power output rating during the following 15 years. In resolving claims under both the defects and power output warranties, we have the option of either repairing or replacing the covered solar module or, under the power output warranty, providing additional solar modules to remedy the power shortfall. Our warranties may be transferred from the original purchaser of our solar modules to a subsequent purchaser. As of March 31, 2007, our accrued warranty expense was $3.4 million.

         Recycling Program

End-users can return their solar modules to us for reclamation and recycling at no cost at any time. We pre-fund the estimated recycling cost at the time of sale, assuming for this purpose a minimum service life of approximately 20 years for our solar modules. In addition to achieving substantial environmental benefits, our solar module recycling program may provide us the opportunity to recover certain raw materials and components for reuse in our manufacturing process.

Manufacturing

         Manufacturing Process

We have integrated our manufacturing processes into a single production line with the following three stages: the “deposition” stage; the “cell definition” stage; and the “assembly and test” stage. Except for operators performing quality control and monitoring functions, the only stage requiring manual processing is the final assembly and test stage. As a result of our automated production process, we employ 20 people per production line for each of our four shifts, or a total of 80 people per production line for 24 hours per day, seven days per week production.

The deposition process begins with the robotic loading of 2ft × 4ft (60cm × 120cm) panels of low-cost tin oxide-coated soda lime glass on to the production line where they are cleaned and chamfered to produce the strong, defect free edges necessary for subsequent processing steps. Following cleaning, the glass panels move automatically into a vacuum chamber where they are heated to near the softening point and coated with a layer of cadmium sulfide followed by a layer of cadmium telluride using our proprietary vapor transport deposition technology. Each layer takes less than 45 seconds to deposit and uses approximately 1% of the semiconductor material used in crystalline silicon solar modules. Our ability to deposit the semiconductor materials quickly and uniformly is critical to producing low cost, high quality solar modules. Next, we cool the semiconductor-coated plate rapidly to increase its strength. The deposition stage concludes with a re-crystallization step that reduces defects within the crystals and minimizes the recombination that occurs between grain boundaries.

In our cell definition stage, we use a series of lasers to transform the large single semiconductor-coated plate into a series of interconnected cells that deliver the desired current and voltage output. Our proprietary laser scribing technology is capable of accomplishing accurate and complex scribes at high speeds.

Finally, in the assembly and test stage, we apply busbars, laminate, a rear glass cover sheet and termination wires, seal the joint box and subject each solar module to a solar simulator and a current leakage test. The final assembly stage is the only stage in our production line that requires manual processing.

Historically, all of our solar modules were produced at our Perrysburg, Ohio facility, which has received both an ISO 9001:2000 quality system certification and ISO 14001:2004 environmental system certification. In April 2007, we started initial production at a manufacturing facility in Frankfurt (Oder), Germany.

         Manufacturing Capacity Expansion

We plan to expand our nameplate manufacturing capacity to 450MW by the first half of 2009. In August 2006, we qualified two additional production lines at our Ohio plant, increasing our annual manufacturing capacity to 90MW. In April 2007, we started initial production at a 120MW manufacturing facility in Germany, which we expect to reach full capacity by the fourth quarter of 2007. In addition, on January 24, 2007 we entered into a land lease agreement for a manufacturing center site in the Kulim Hi-Tech Park in the State of Kadah, Malaysia. The Malaysia site can accommodate up to two 120MW plants and includes an option exercisable over six years for an adjacent land site that could accommodate up to an additional eight production lines. In April 2007, we began construction of plant one of our Malaysia manufacturing center, which we expect to reach its full capacity of 120MW in the second half of 2008. We plan to begin construction of plant two in the forth quarter of 2007. After plant two of our Malaysia manufacturing center reaches its full capacity of 120MW, estimated for the first half of 2009, we will have 15 production lines and an annual global manufacturing capacity of 450MW.

         Raw Materials

Our manufacturing process uses approximately 20 raw materials to construct a complete solar module. Of those raw materials, the following nine are critical to our manufacturing process: TCO coated front glass, cadmium sulfide, cadmium telluride, photo resist, laminate, tempered back glass, cord plate/cord plate cap, lead wire (UL and TÜV) and solar connectors. Before we use these materials in our manufacturing process, a supplier must undergo a qualification process that can last from one to 12 months, depending on the type of raw material. Although we continually evaluate new suppliers and currently are qualifying several new suppliers, most of our critical materials are supplied by only one or two sources.

The most critical raw material in our production process is cadmium telluride. Presently, we purchase all of our cadmium telluride in compounded form from two suppliers. We have a rolling four year written contract with one of our suppliers, which provides for quarterly price adjustments based on the cost of tellurium. We purchase from our other qualified supplier on a purchase order basis. We acquire the remainder of our raw materials under quarterly purchase orders, at prices based on annual volumes. Because the sales prices in our customer contracts do not adjust for raw material price increases and are typically for a longer term than our raw material supply contracts, we may be unable to pass on increases in the cost of our raw materials to many of our customers.

Sales and Marketing

We launched the marketing and sale of our solar modules in Germany in 2003 because Germany has attractive feed-in tariffs, a high forecasted growth rate for renewable energy and market segments that we believe are well served by our product. Since 2003, our focus has remained on grid-connected ground or roof mounted photovoltaic systems in Germany because, similar to other solar module manufacturers, we currently cannot compete with conventional sources of electricity on a cost basis unless end-users receive government subsidies. While our goal is to reduce the cost of solar electricity generated from our products to levels that can compete with fossil fuels and other conventional sources of electricity, we believe that most of our distribution in the immediate future will be for use in grid-connected photovoltaic systems with some form of government subsidies.

Customers

We have Long Term Supply Contracts with our nine principal customers for the sale of solar modules. These customers are Blitzstrom GmbH, Conergy AG, EDF EN Développement, Gehrlicher Umweltschonende

Energiesysteme GmbH, Juwi Solar GmbH, Phoenix Solar AG, Reinecke + Pohl Sun Energy AG, RIO Energie GmbH & Co. KG and Sechilienne Sidec. These customers include project developers, system integrators and operators of renewable energy projects, and are headquartered in Germany and France. The Long Term Supply Contracts in the aggregate allow for approximately €3.2 billion ($4.1 billion at an assumed exchange rate of $1.30/€1.00) in sales from 2007 to 2012 for the sale of a total of 2.2GW of solar modules. The information in this paragraph is intended to summarize the financial terms of the Long Term Supply Contracts and is not intended to provide guidance about our future operating results, including revenues or profitability.

In 2006, our principal customers were Blitzstrom GmbH, Conergy AG, Juwi Solar GmbH, Phoenix Solar AG and Reinecke + Pohl Sun Energy AG. During 2006, these five customers each accounted for between 16% and 19% of our net sales. In the first three months of 2007, these five customers, and Gehrlicher Umweltschonende Energiesysteme GmbH, each accounted for between 13% and 22% of our net sales. All of our other customers individually accounted for less than 10% of our net sales in 2006 and the first three months of 2007. The loss of any of our major customers could have an adverse effect on our business. As we expand our manufacturing capacity, we anticipate developing additional customer relationships in other markets and regions, which will reduce our customer and geographic concentration and dependence.

Our customers develop, own and operate renewable energy power plants or sell turnkey solar systems to end-users that include owners of land designated as former agricultural land, waste land or conversion land, individual owners of agricultural buildings, owners of commercial warehouses, offices and industrial buildings, public agencies and municipal government authorities that own buildings suitable for solar system deployment and financial investors that desire to own large scale solar projects.

Government Subsidies

Countries in Europe and Asia, Canada, the United States and most states in the United States have adopted a variety of government subsidies to allow renewable sources of electricity to compete with conventional sources of electricity, such as fossil fuels. Government subsidies and incentives generally focus on grid-connected systems and take several forms, including feed-in tariffs, net metering programs, renewable portfolio standards, rebates, tax incentives and low interest loans.

Under a feed-in tariff subsidy, the government sets prices that regulated utilities are required to pay for renewable electricity generated by end-users. The prices are set above market rates and may differ based on system size or application. Net metering programs enable end-users to sell excess solar electricity to their local utility in exchange for a credit against their utility bills. Net metering is currently offered in approximately 40 states and the District of Columbia, and the policies governing net metering vary by state and utility. Some utilities pay the end-user upfront, while others credit the end-user’s bill. Under a renewable portfolio standard, the government requires regulated utilities to supply a portion of their total electricity in the form of renewable electricity. Some programs further specify that a portion of the renewable energy quota must be from solar electricity.

Tax incentive programs exist in the United States at both the federal and state level and can take the form of investment tax credits, accelerated depreciation and property tax exemptions. Several governments also facilitate low interest loans for photovoltaic systems, either through direct lending, credit enhancement or other programs.

Regulations and policies relating to electricity pricing and interconnection also encourage distributive generation with photovoltaic systems. Photovoltaic systems generate most of their electricity during the afternoon hours when the demand for and cost of electricity is highest. As a result, electricity generated by photovoltaic systems mainly competes with expensive peak hour electricity, rather than the less expensive average price of electricity. Modifications to the peak hour pricing policies of utilities, such as to a flat rate, would require photovoltaic systems to achieve lower prices in order to compete with the price of electricity. In addition, interconnection policies often enable the owner of a photovoltaic system to feed solar electricity into the power grid without interconnection costs or standby fees.

Research, Development and Engineering

We continue to devote a substantial amount of resources to research and development with the objective of lowering the per Watt price of solar electricity generated by photovoltaic systems using our solar modules to a level that competes on a non-subsidized basis with the price of retail electricity in key markets in North America, Europe and

Asia by 2010. To reduce the per Watt manufacturing cost of electricity generated by photovoltaic systems using our solar modules, we focus our research and development on the following areas:

•	Increase the conversion efficiency of our solar modules. We believe the most promising ways of increasing the conversion efficiency of our solar modules are maximizing the number of photons that reach the absorption layer of the semiconductor material so that they can be converted into electrons, maximizing the number of electrons that reach the surface of the cadmium telluride and minimizing the electrical losses between the semiconductor layer and the back metal conductor. We have already developed small-scale solar cells using our technology with conversion efficiencies as high as 14.5%, compared to our module’s average conversion efficiency of approximately 9.2% achieved in full production by the end of the first three months of 2007.

We believe that our ability to achieve higher module efficiencies is primarily a function of transferring technology that we have demonstrated in the laboratory and in pilot production into high-throughput module production by making incremental improvements to the solar module and the manufacturing process. Our process development activities encompass laboratory level research and development, device modeling, process optimization and the qualification of process improvements in high-throughput production. During 2007, we plan to add more equipment for further process developments at our Perrysburg, Ohio facility. In addition, we reserve a portion of the production capacity of our Ohio plant to conduct structured experiments related to our process development.

•	System optimization. We also are working to reduce the cost and optimize the effectiveness of the other components in a photovoltaic system. We maintain a substantial effort to collect and analyze actual field performance data from photovoltaic systems that use our modules. We collect “real time” data from internal test sites comprising approximately 10,000 modules installed in varying climates and applications. We also monitor approximately 325,500 solar modules, representing approximately 21.2MW of installed photovoltaic systems, in use by the end-users that have purchased photovoltaic systems using our modules. We use the data collected from these sources to correlate field performance to various manufacturing and laboratory level metrics, identify opportunities for module and process improvement and improve the performance of systems that use our modules. In addition, we use this data to enhance predictive models and simulations for the end-users.

We intend to qualify process and product improvements for full production at our Ohio plant and then integrate them into our other production lines. Our scientists and engineers will collaborate across all manufacturing plants to drive improvement. We intend to implement, validate and qualify such improvements at the Ohio plant before we deploy them to all of our production lines. We believe that this systematic approach to research and development will provide continuous improvements and ensure uniform adoption across our production lines.

We maintain active collaborations with the National Renewable Energy Laboratory (a division of the U.S. Department of Energy), Brookhaven National Laboratory and several universities. Since 2004, we have invested in excess of $16.2 million into our research and development expenses and received $3.2 million of grant funding.

Intellectual Property

Our success depends, in part, on our ability to maintain and protect our proprietary technology and to conduct our business without infringing on the proprietary rights of others. We rely primarily on a combination of patents, trademarks and trade secrets, as well as employee and third party confidentiality agreements to safeguard our intellectual property. As of March 31, 2007, in the United States we held 23 patents, which will expire at various times between 2007 and 2023 and had 19 patent applications pending. We also held 16 patents and had over 40 patent applications pending in foreign jurisdictions. Our patent applications and any future patent applications might not result in a patent being issued with the scope of the claims we seek, or at all, and any patents we may receive may be challenged, invalidated or declared unenforceable. We continually assess appropriate occasions for seeking patent protection for those aspects of our technology, designs and methodologies and processes that we believe provide significant competitive advantages.

As of March 31, 2007, we held two trademarks, “First Solar” and “First Solar and Design”, in the United States. We have also registered our “First Solar and Design” mark in China, Japan and the European Union and we are seeking registration in India.

With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to safeguard our interests. We believe that many elements of our photovoltaic manufacturing process involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our associates to assign to us all of the inventions, designs and technologies they develop during the course of employment with us. We also require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our solar cells, technology or business plans.

We have not been subject to any material intellectual property claims.

Competition

The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete within the larger electric power industry. Within the renewable energy industry, we believe that our main sources of competition are crystalline silicon solar module manufacturers, other thin film solar module manufacturers and companies developing solar thermal and concentrated photovoltaic technologies. Among photovoltaic module and cell manufacturers, the principal methods of competition are price per Watt, production capacity, conversion efficiency and reliability. We believe that we compete favorably with respect to these factors.

At the end of 2006, the global photovoltaic industry consisted of over 100 manufacturers of solar cells and modules. Within the photovoltaic industry, we face competition from crystalline silicon solar cell and module manufacturers, including BP Solar, Evergreen Solar, Kyocera, Motech, Q-Cells, Renewable Energy Corporation, Sanyo, Schott Solar, Sharp, SolarWorld, Sunpower and Suntech. We also face competition from thin film solar module manufacturers, including Antec, Kaneka, Mitsubishi Heavy Industries, Shell Solar and United Solar. Finally, our solar module comes in one size measuring 2ft × 4ft (60cm × 120cm). In contrast, some of our thin film competitors have developed solar products that can be tailored to a customer’s specifications.

In addition, we expect to compete with future entrants to the photovoltaic industry that offer new technological solutions. We may also face competition from semiconductor manufacturers and semiconductor equipment manufacturers, or their customers, several of which have already announced their intention to start production of photovoltaic cells, solar modules or turnkey production lines. Some of our competitors are larger and have greater financial resources, larger production capacities and greater brand name recognition than we do and may, as a result, be better positioned to adapt to changes in the industry or the economy as a whole.

In addition to manufacturers of solar cells and modules, we face competition from companies developing solar thermal and concentrated photovoltaic technologies.

Environmental Matters

Our operations include the use, handling, storage, transportation, generation and disposal of hazardous materials. We are subject to various federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the use, management and disposal of hazardous materials and wastes, occupational health and safety and the cleanup of contaminated sites. Therefore, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions and costs arising from third party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws or non-compliance with environmental permits required at our facilities. We believe we are currently in substantial compliance with applicable environmental requirements and do not expect to incur material capital expenditures for environmental controls in this or the succeeding fiscal year. However, future developments such as more aggressive enforcement policies, the implementation of new, more stringent laws and regulations, or the discovery of unknown environmental conditions may require expenditures that could have a material adverse effect on our business, results of operations and/or financial condition. See “Risk Factors—Risks Relating to Our Business—Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability”.

Legal Proceedings

In the ordinary conduct of our business, we are subject to periodic lawsuits, investigations and claims, including, but not limited to, routine employment matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

Properties

The following is information concerning our principal properties as of March 31, 2007:

Location	Principal Use	Square Footage		Ownership

Phoenix, Arizona	Corporate headquarters	10,342		Leased
Perrysburg, Ohio	Manufacturing, product design, engineering, research and development, distribution	383,917		Owned
Perrysburg, Ohio	Warehouse	10,000		Leased
Frankfurt (Oder), Germany	Manufacturing	460,699		Owned/Leased
Mainz, Germany	Sales and customer support	8,214		Leased
Berlin, Germany	Government relations	1,213		Leased
Kulim, Malaysia	Manufacturing	936,460	(1)	Owned/Leased

(1)	On January 24, 2007, we entered into a land lease agreement for the property in Kulim, Malaysia. In April 2007, we began construction of plant one of our Malaysia manufacturing center and we plan to begin construction of plant two in the fourth quarter of 2007. The square footage presented above is the approximate cumulative square footage that plant one and plant two of our Malaysia manufacturing center are expected to have upon their completion.

Associates

As of March 31, 2007, we had 855 associates (our term for employees), including 685 in manufacturing. The remainder of our associates are in research and development, sales and marketing, and general and administration positions. None of our associates is represented by labor unions or covered by a collective bargaining agreement. As we expand domestically and internationally, however, we may encounter associates who desire union representation. We believe that relations with our associates are good.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors as of July 12, 2007, and their ages and positions, are as follows:

Name	Age	Position

Michael J. Ahearn	50	Chief Executive Officer, Chairman
Bruce Sohn	46	President, Director
Jens Meyerhoff	43	Chief Financial Officer
Kenneth M. Schultz	44	Vice President, Sales & Marketing
I. Paul Kacir	41	Vice President, General Counsel
James F. Nolan	75	Director
J. Thomas Presby	67	Director
Paul H. Stebbins	50	Director
Michael Sweeney	49	Director

Michael J. Ahearn has served as the CEO and Chairman of First Solar since August 2000. Mr. Ahearn also served as President of First Solar from August 2000 to March 2007. From 1996 until November 2006, he was a Partner and President of the equity investment firm JWMA Partners, LLC, or JWMA (formerly True North Partners, L.L.C.). Prior to joining JWMA, Mr. Ahearn practiced law as a partner in the firm of Gallagher & Kennedy. He received both a B.A. in Finance and a J.D. from Arizona State University.

Bruce Sohn was elected a director of First Solar in July 2003 and has served as President of First Solar since March 2007. Prior to joining First Solar as President, Mr. Sohn worked at Intel Corporation for 24 years, where he most recently served as Plant Manager. Mr. Sohn serves on the boards of the International Symposium on Semiconductor Manufacturing, the IEEE-Electron Devices Society Manufacturing Technology Committee and the New Mexico Museum of Natural History Foundation. He is a senior member of IEEE and a certified Jonah. Mr. Sohn has been a guest lecturer at several universities, including the Massachusetts Institute of Technology and Stanford University. He graduated from the Massachusetts Institute of Technology with a degree in Materials Science and Engineering.

Jens Meyerhoff joined First Solar in May 2006 as Chief Financial Officer. Prior to joining First Solar, Mr. Meyerhoff was the Chief Financial Officer of Virage Logic Corporation, a provider of embedded memory intellectual property for the design of integrated circuits, from January 2006 to May 2006. Mr. Meyerhoff was employed by FormFactor, Inc., a manufacturer of advanced wafer probe cards, as Chief Operating Officer from April 2004 to July 2005, Senior Vice President of Operations from January 2003 to April 2004 and Chief Financial Officer from August 2000 to March 2005. Prior to joining FormFactor, Inc., Mr. Meyerhoff was the Chief Financial Officer and Senior Vice President of Materials at Siliconix Incorporated, a manufacturer of power and analog semiconductor devices, from March 1998 to August 2000. Mr. Meyerhoff holds a German Wirtschaftsinformatiker degree, which is the equivalent of a Finance and Information Technology degree, from Daimler Benz’s Executive Training Program.

Kenneth M. Schultz joined First Solar in November 2002 as Vice President of Sales & Marketing. Prior to joining First Solar, he was a Vice President at Intersil Corporation, an analog semiconductor company, where he was responsible for commercializing various communications technologies, from October 2000 to June 2002. Mr. Schultz was Vice President and General Manager at SiCOM, Inc. prior to the acquisition of SiCOM by Intersil Corporation in 2000. He holds a B.S. in electrical engineering from the University of Pittsburgh and received his M.B.A. degree from Robert Morris University.

I. Paul Kacir joined First Solar in October 2006 as Vice President, General Counsel. Prior to joining First Solar, Mr. Kacir was a partner with the law firm of Gowling Lafleur Hender LLP in 2006. From 2000 to 2005, Mr. Kacir was general counsel for Creo Inc., a manufacturer of digital pre-press equipment. Before joining Creo, Mr. Kacir practiced with Lang Michener Lawrence and Shaw. Mr. Kacir holds a B.A. in economics from the University of Western Ontario, an L.L.B. (equivalent to a J.D. in the U.S.) from the University of New Brunswick and an M.B.A. from the University of British Columbia.

James F. Nolan was elected a director of First Solar in February 2003. Mr. Nolan served as the Vice President of Operations with Solar Cells, Inc., and was responsible for research, development and manufacturing operations. He designed and built early prototype equipment for First Solar’s pilot production line and led the team that developed the process for producing large area thin film cadmium telluride solar modules. Mr. Nolan has worked as a part-time consultant for First Solar since November 2000. Mr. Nolan has over 35 years of experience in physics, engineering, research and development, manufacturing and process design with companies such as Westinghouse, Owens Illinois, Glasstech and Photonics Systems. Mr. Nolan holds more than 10 patents in areas of flat panel electronic displays and photovoltaic devices and processes. Mr. Nolan earned his B.S. in Physics from the University of Scranton (Pennsylvania) and a doctorate in Physics from the University of Pittsburgh.

J. Thomas Presby was elected a director of First Solar in August 2006. Mr. Presby retired in 2002 from a 30-year career with Deloitte Touche Tohmatsu. At Deloitte, Mr. Presby held numerous positions in the United States and abroad, including the posts of Deputy Chairman and Chief Operating Officer. Mr. Presby serves as a director and the audit committee chair of American Eagle Outfitters, Inc. and as a director, the audit committee chair and a member of the governance committee of World Fuel Services Corporation. Mr. Presby also serves as a director and the audit committee chair of AMVESCAP Plc, Tiffany & Co. and TurboChef Technologies, Inc. Mr. Presby is a Certified Public Accountant. Mr. Presby is a graduate of Rutgers University and holds a masters degree in Industrial Administration from Carnegie Mellon University.

Paul H. Stebbins was elected a director of First Solar in December 2006. Mr. Stebbins has served as the chairman and chief executive officer of World Fuel Services Corporation since July 2002 and as a director of World Fuel Services Corporation since June 1995. Between July 2000 and 2002, Mr. Stebbins also served as president and chief operating officer of World Fuel Services Corporation. In 1985, Mr. Stebbins co-founded Trans-Tec Services, a global marine fuel service company acquired by World Fuel Services Corporation in 1995.

Michael Sweeney was elected a director of First Solar in July 2003. Mr. Sweeney joined Goldner Hawn Johnson & Morrison (GHJM) as a Managing Director in 2000 and was elected Managing Partner in November 2001. He had previously served as President of Starbucks Coffee Company (UK) Ltd. in London and held various operating management and corporate finance roles. After starting his career with Merrill Lynch in New York and Phoenix, he built and sold an investment banking boutique. Subsequently, Mr. Sweeney developed and sold franchise companies in the Blockbuster and Papa John’s systems. Mr. Sweeney serves on the boards of GHJM portfolio companies, Allen-Edmonds Shoe Corporation, Transport Corporation of America, Inc. and Vitality Foodservice, Inc. Mr. Sweeney graduated from Swarthmore College.

Board Committees

Our board of directors is currently composed of six directors and an audit committee and a compensation committee. Our board of directors is not classified.

Audit Committee

The audit committee oversees our financial reporting process on behalf of the board of directors and reports to the board of directors the results of these activities, including the systems of internal controls established by management and the board of directors, our audit and compliance process and financial reporting. The audit committee, among other duties, engages the independent registered public accounting firm, pre-approves all audit and non-audit services provided by the independent registered public accounting firm, reviews with the independent registered public accounting firm the plans and results of the audit engagement, considers the compatibility of any non-audit services provided by the independent registered public accounting firm with the independence of such independent registered public accounting firm and reviews the independence of the independent registered public accounting firm.

J. Thomas Presby (Chair), Paul H. Stebbins and Michael Sweeney serve on our audit committee. Bruce Sohn served on our audit committee until becoming a President of the Company in March 2007, at which time Mr. Sweeney replaced him on the audit committee. Each member of the audit committee meets the standards for financial knowledge for companies listed on The Nasdaq Global Market. In addition, the board of directors has determined that Mr. Presby is qualified as an audit committee financial expert within the meaning of SEC regulations.

Compensation Committee

The compensation committee reviews and recommends compensation and benefit plans for our officers and directors, including non-associate directors, reviews the base salary and incentive compensation for each executive officer, reviews and approves corporate goals and objectives relevant to our Chief Executive Officer’s compensation, administers our incentive compensation program for key executive and management associates and reviews and approves employee benefit plans.

Michael Sweeney (Chair) and Paul H. Stebbins serve on our compensation committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has been an executive officer or associate of our Company during our last completed fiscal year. During our last completed fiscal year, none of our executive officers served as a member of the compensation committee of any entity that has one or more executive officers serving on our compensation committee.

Nomination Procedures

The board of directors has no standing nominating committee. The Company has recently become a public company, and because of the relatively small size of the board of directors, the board is of the view that the key functions of a nominating committee of assessing and recommending director candidates can be accomplished by the independent directors without the need for a standing nominating committee.

Code of Business Conduct and Ethics

We have a Code of Business Conduct and Ethics that applies to all directors and associates, including our Chief Executive Officer and senior financial officers. These standards are designed to deter wrongdoing and to promote the honest and ethical conduct of all associates. The Code of Business Conduct and Ethics is posted on our website at www.firstsolar.com. Any substantive amendment to, or waiver from, any provision of the Code of Business Conduct and Ethics with respect to any director or executive officer will be posted on our website. The information contained on our website is not part of this prospectus.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information regarding the beneficial ownership of our common stock as of July 12, 2007, as adjusted to give effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and our executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned. Except as indicated below, the address for each stockholder, director or named executive officer is First Solar, Inc., 4050 East Cotton Center Boulevard, Building 6, Suite 68, Phoenix, Arizona 85040.

This table assumes 72,997,929 shares of common stock outstanding as of July 12, 2007, assuming no exercise of outstanding options.

				Shares Beneficially
			Shares	Owned After this		Shares Beneficially
			to be	Offering, Assuming		Owned After this
	Shares Beneficially		Sold in	No Exercise of the		Offering, Assuming
	Owned Prior to this		this	Over-Allotment		Full Exercise of the
	Offering		Offering	Option		Over-Allotment Option
Name of Beneficial Owner	Number	Percent	Number	Number	Percent	Number	Percent

Beneficial Owners of 5% or More
S. Robson Walton(1)	38,887,347	53.3%	3,700,000	35,187,347	45.6%	34,047,826	44.1%
Jim C. Walton(2)	38,887,347	53.3%	3,700,000	35,187,347	45.6%	34,047,826	44.1%
Alice L. Walton(3)	38,887,347	53.3%	3,700,000	35,187,347	45.6%	34,047,826	44.1%
Estate of John T. Walton(4)	26,785,345	36.7%	3,700,000	23,085,345	29.9%	21,945,824	28.4%
JCL Holdings, LLC(5)	12,102,002	16.6%	—	12,102,002	15.7%	12,102,002	15.7%
Michael J. Ahearn(6)	4,987,339	6.8%	750,000	4,237,339	5.5%	4,237,339	5.5%
Goldman, Sachs & Co.(7)	4,267,767	5.8%	1,000,000	3,267,767	4.2%	2,959,788	3.8%
Directors and Named Executive Officers
Michael J. Ahearn(6)	4,987,339	6.8%	750,000	4,237,339	5.5%	4,237,339	5.5%
Bruce Sohn(8)	104,707	*	25,000	79,707	*	79,707	*
Jens Meyerhoff(9)	14,375	*	—	14,375	*	14,375	*
Kenneth M. Schultz(10)	529,440	*	175,000	354,440	*	354,440	*
I. Paul Kacir	1,500	*	—	1,500	*	1,500	*
James F. Nolan(11)	59,190	*	—	59,190	*	59,190	*
J. Thomas Presby	2,108	*	—	2,108	*	2,108	*
Paul H. Stebbins	3,780	*	—	3,780	*	3,780	*
Michael Sweeney(12)	73,405	*	—	73,405	*	73,405	*
All Directors and Executive Officers as a group (9 persons)(13)	5,775,844	7.9%	950,000	4,825,844	6.3%	4,825,844	6.3%

*	Less than one percent

(1)	The number and percentage of shares of common stock shown in the table as beneficially owned by S. Robson Walton represent (a) 12,102,002 shares held by JCL Holdings, LLC, as to which S. Robson Walton, as a managing member thereof, shares voting and dispositive power with Jim C. Walton and Alice L. Walton, individually as managing members, and (b) 26,785,345 shares held by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, as co-personal representatives, share dispositive and voting power (such shares are also shown by the Estate of John T. Walton and JCL Holdings, LLC as having sole voting and dispositive power). The shares held by JCL Holdings, LLC and the Estate of John T. Walton are for the benefit of John T. Walton’s wife and his descendants and for that reason, S. Robson Walton disclaims beneficial ownership of the shares listed in (a) and (b) above. The address of S. Robson Walton is P.O. Box 1860, Bentonville, Arkansas 72712.

(2)	The number and percentage of shares of common stock shown in the table as beneficially owned by Jim C. Walton represent (a) 12,102,002 shares held by JCL Holdings, LLC, as to which Jim C. Walton, as a managing member thereof, shares voting and dispositive power with S. Robson Walton and Alice L. Walton, individually as managing members, and (b) 26,785,345 shares held by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, as co-personal representatives, share dispositive and voting power (such shares are also shown by the Estate of John T. Walton and JCL Holdings, LLC as having sole voting and dispositive power). The shares held by JCL Holdings, LLC and the Estate of John T. Walton are for the benefit of John T. Walton’s wife and his descendants and for that reason, Jim C. Walton disclaims beneficial ownership of the shares listed in (a) and (b) above. The address of Jim C. Walton is P.O. Box 1860, Bentonville, Arkansas 72712.

(3)	The number and percentage of shares of common stock shown in the table as beneficially owned by Alice L. Walton represent (a) 12,102,002 shares held by JCL Holdings, LLC, as to which Alice L. Walton, as a managing member thereof, shares voting and dispositive power with S. Robson Walton and Jim C. Walton, individually as managing members, and (b) 26,785,345 shares held by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, as co-personal representatives, share dispositive and voting power (such shares are also shown by the Estate of John T. Walton and JCL Holdings, LLC as having sole voting and dispositive power). The shares held by JCL Holdings, LLC and the Estate of John T. Walton are for the benefit of John T. Walton’s wife and his descendants and for that reason, Alice L. Walton disclaims beneficial ownership of the shares listed in (a) and (b) above. The address of Alice L. Walton is P.O. Box 1860, Bentonville, Arkansas 72712.

(4)	The number and percentage of shares of common stock shown in the table as beneficially owned by the Estate of John T. Walton represent 26,785,345 shares held directly by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, as co-personal representatives of the Estate of John T. Walton, share voting and dispositive power. The shares held by the Estate of John T. Walton are held for the benefit of John T. Walton’s wife and his descendants and for that reason, S. Robson Walton, Jim C. Walton and Alice L. Walton disclaim beneficial ownership of such shares. The address of the Estate of John T. Walton is P.O. Box 1860, Bentonville, Arkansas 72712.

(5)	The number and percentage of shares of common stock shown in the table as beneficially owned by JCL Holdings, LLC represent 12,102,002 shares held directly by JCL Holdings, LLC as to which S. Robson Walton, Jim C. Walton and Alice L. Walton, individually as managing members thereof, share voting and dispositive power. The shares held by JCL Holdings, LLC are held for the benefit of John T. Walton’s wife and his descendants and for that reason, S. Robson Walton, Jim C. Walton and Alice L. Walton disclaim beneficial ownership of such shares. The address of JCL Holdings, LLC is P.O. Box 1860, Bentonville, Arkansas 72712.

(6)	Michael J. Ahearn 2006 GRAT holds a total of 4,987,339 shares, and Michael J. Ahearn is the sole trustee and has sole voting and dispositive power with respect to all shares held by the Michael J. Ahearn 2006 GRAT.

(7)	The address of Goldman, Sachs & Co. is 85 Broad Street, New York, New York 10004.

(8)	Includes 72,750 shares of common stock issuable upon the exercise of stock options.

(9)	Includes 9,375 shares of common stock issuable upon the exercise of stock options.

(10)	Includes 529,440 shares of common stock issuable upon the exercise of stock options. Kenneth M. Schultz intends to exercise options to acquire 175,000 shares of common stock to be sold by him in this offering.

(11)	Includes 58,750 shares of common stock issuable upon the exercise of stock options.

(12)	Includes 72,750 shares of common stock issuable upon the exercise of stock options.

(13)	Includes 743,065 shares of common stock issuable upon the exercise of stock options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Debt

On July 26, 2005, we entered into a $5.0 million loan agreement with Walton Enterprises II, L.P., an affiliate of the Estate of John T. Walton and JCL Holdings, LLC, with interest payable at a rate equal to the short term Applicable Federal Rate (AFR) per annum from the date thereof until paid. This loan agreement was cancelled in connection with entering into a second loan agreement with Walton Enterprises II, L.P. on September 30, 2005. This new loan agreement was for $20.0 million, with interest payable monthly at the rate equal to the lesser of (i) the AFR and (ii) the highest lawful rate. The entire $20.0 million under this loan agreement was outstanding at December 31, 2005. During January and February 2006, we borrowed an additional $3.0 million and $7.0 million, respectively, from the Estate of John T. Walton, taking the place of Walton Enterprises II, L.P. These notes were unsecured, the balance was payable on demand and interest was payable monthly at a rate equal to the lesser of (i) the AFR and (ii) the highest lawful rate. We repaid the entire $30.0 million in February 2006.

On July 26, 2006, we entered into a loan agreement with the Estate of John T. Walton, which we amended and restated on August 7, 2006, under which we could draw up to $34.0 million. As a condition of obtaining this loan, we were required to use $8.7 million of the proceeds to repay the principal of our loan from Kingston Properties, LLC, an affiliate of the Estate of John T. Walton and JCL Holdings, LLC. During July 2006, we drew $26.0 million against this loan, which we repaid with a portion of the proceeds from our initial public offering of common stock.

On May 14, 2003, First Solar Property, LLC issued a $8.7 million promissory note due June 1, 2010 to Kingston Properties, LLC, an affiliate of the Estate of John T. Walton and JCL Holdings, LLC. Interest was payable monthly at an annual rate of 3.70%. We repaid the note in its entirety in July 2006 with a portion of the proceeds from the borrowings under the revolving loan agreement with the Estate of John T. Walton.

Related Party Equity Contributions

In fiscal year 2004, fiscal year 2005 and February 2006, we sold to JWMA Partners, LLC, or JWMA, 8,681,000 shares, 3,674,000 shares and 6,613,000 shares, respectively, for $17.9 million, $16.7 million and $30.0 million, respectively. In November 2006, JWMA dissolved and distributed these shares to its members, including the Estate of John T. Walton, JCL Holdings, LLC and Michael J. Ahearn.

Convertible Debt

On February 22, 2006, we issued $74.0 million in convertible senior subordinated notes due 2011 to Goldman, Sachs & Co. On May 10, 2006, we extinguished these notes by payment of 4,261,457 shares of our common stock. This extinguishment took place under the terms of a negotiated extinguishment agreement and not under the conversion terms of the original note purchase agreement; however, the settlement terms of the negotiated extinguishment agreement were, in substance, similar to, but not identical to, the terms of the original note purchase agreement.

Registration Rights

We entered into a registration rights agreement with the Estate of John T. Walton, JCL Holdings, LLC and Michael J. Ahearn. The registration rights agreement provides for piggyback registration rights if we register equity securities under the Securities Act, subject to certain lock-up provisions and exceptions. In addition, subject to certain lock-up provisions and exceptions, Michael J. Ahearn has three demand rights, JCL Holdings, LLC has five demand rights and the Estate of John T. Walton has unlimited demand rights, provided that the Estate of John T. Walton may only exercise one such demand right within any 365 day period. Following the termination of the Estate of John T. Walton, the registration rights held by the Estate will be held collectively by trusts for the benefit of John T. Walton’s wife and his descendants.

We entered into a registration rights agreement with Goldman, Sachs & Co., the purchaser of the convertible senior subordinated notes. The registration rights agreement provides that, subject to certain lock-up provisions and exceptions, Goldman, Sachs & Co. has two demand rights and piggyback registration rights if we register equity securities under the Securities Act. The registration rights and related provisions are transferable with respect to the shares issued upon conversion of the notes on May 10, 2006.

Other

In connection with entering into the IKB credit facility, Michael J. Ahearn, our Chief Executive Officer, provided a €500,000 personal guarantee. We have indemnified Mr. Ahearn for the amount of his guarantee.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions of the instruments evidencing our material indebtedness. It does not include all of the provisions of the documents evidencing our material indebtedness, copies of which have been filed as exhibits to our registration statement in connection with this offering.

IKB Credit Facility

On July 27, 2006, First Solar Manufacturing GmbH, a wholly owned indirect subsidiary of First Solar, Inc., entered into a credit facility agreement with a consortium of banks led by IKB Deutsche Industriebank AG, under which we can draw up to €102.0 million ($132.6 million at an assumed exchange rate of $1.30/€1.00) to fund costs of constructing and starting up our German plant. This credit facility consists of a term loan of up to €53.0 million ($68.9 million at an assumed exchange rate of $1.30/€1.00) and a revolving credit facility of €27.0 million ($35.1 million at an assumed exchange rate of $1.30/€1.00). The facility also provides for a bridge loan, which we can draw against to fund construction costs that we later expect to be reimbursed through funding from the Federal Republic of Germany under the Investment Grant Act of 2005 (“Investitionszulagen”), of up to €22.0 million ($28.6 million at an assumed exchange rate of $1.30/€1.00). We may drawdown against the term loan and the bridge loan until December 30, 2007 and we may drawdown against the revolving credit facility until September 30, 2012. We have incurred costs related to the credit facility totaling $2.0 million as of March 31, 2007, which we will recognize as interest and other financing expenses over the time that borrowings are outstanding under the credit facility. We also pay an annual commitment fee of 0.6% of any amounts not drawn under the credit facility. At March 31, 2007, we had outstanding borrowings of $56.2 million under the term loan, which we classify as long-term debt and $20.6 million under the bridge loan, which we classify as short-term debt. We had no outstanding borrowings under the revolving credit facility at March 31, 2007.

We must repay the term loan in 20 quarterly payments beginning on March 31, 2008 and ending on December 30, 2012. We must repay the bridge loan with any funding we receive from the Federal Republic of Germany under the Investment Grant Act of 2005, but in any event, the bridge loan must be paid in full by December 30, 2008. Once repaid, we may not draw again against the term loan or bridge loan facilities. The revolving credit facility expires on and must be completely repaid by December 30, 2012. In certain circumstances, we must also use proceeds from fixed asset sales or insurance claims to make additional principal payments and during 2009 we will also be required to make a one-time principal repayment equal to 20% of any “surplus cash flow” of First Solar Manufacturing GmbH during 2008. Surplus cash flow is a term defined in the credit facility agreement that is approximately equal to cash flow from operating activities less required payments on indebtedness.

We pay interest at the annual rate of the Euro interbank offered rate (Euribor) plus 1.6% on the term loan, Euribor plus 2.0% on the bridge loan and Euribor plus 1.8% on the revolving credit facility. Each time we make a draw against the term loan or the bridge loan, we may choose to pay interest on that drawdown every three or six months; each time we make a draw against the revolving credit facility, we may choose to pay interest on that drawdown every one, three or six months. The credit facility requires us to mitigate our interest rate risk on the term loan by entering into pay-fixed, receive-floating interest rate swaps covering at least 75% of the balance outstanding under the term loan.

The Federal Republic of Germany is guaranteeing 48% of our combined borrowings on the term loan and revolving credit facility and the State of Brandenburg is guaranteeing another 32%. We pay an annual fee, not to exceed €0.5 million ($0.7 million at an assumed exchange rate of $1.30/€1.00) for these guarantees. In addition, we must maintain a debt service reserve of €3.0 million ($3.9 million at an assumed exchange rate of $1.30/€1.00) in a restricted bank account, which the lenders may access if we are unable to make required payments on the credit facility. Substantially all of our assets in Germany, including the German plant, have been pledged as collateral for the credit facility and the government guarantees.

The credit facility contains various financial covenants with which we must comply. First Solar Manufacturing GmbH’s cash flow available for debt service must be at least 1.1 times its required principal and interest payments for all its liabilities and the ratio of its total noncurrent liabilities to earnings before interest, taxes, depreciation and amortization may not exceed 3.0:1 from January 1, 2008 through December 31, 2008, 2.5:1 from January 1, 2009 through December 31, 2009 and 1.5:1 from January 1, 2010 through the remaining term of the credit facility.

The credit facility also contains various non-financial covenants with which we must comply. We must submit various financial reports, financial calculations and statistics, operating statistics and financial and business forecasts to the lender. We must adequately insure our German operation and we may not change the type or scope of its business operations. First Solar Manufacturing GmbH must maintain adequate accounting and information technology systems. Also, First Solar Manufacturing GmbH cannot open any bank accounts (other than those required by the credit facility), enter into any financial liabilities (other than intercompany obligations or those liabilities required by the credit facility), sell any assets to third parties outside the normal course of business, make any loans or guarantees to third parties, or allow any of its assets to be encumbered to the benefit of third parties without the consent of the lenders and government guarantors.

Our ability to withdraw cash from First Solar Manufacturing GmbH for use in other parts of our business is restricted while we have outstanding obligations under the credit facility and associated government guarantees. First Solar Manufacturing GmbH’s cash flows from operations must generally be used for the payment of loan interest, fees and principal before any remainder can be used to pay intercompany charges, loans or dividends. Furthermore, First Solar Manufacturing GmbH generally cannot make any payments to affiliates if doing so would cause its cash flow available for debt service to fall below 1.3 times its required principal and interest payments for all its liabilities for any one year period or cause the amount of its equity to fall below 30% of the amount of its total assets. First Solar Manufacturing GmbH also cannot pay commissions of greater than 2% to First Solar affiliates that sell or distribute its products. Also, we may be required under certain circumstances to contribute more funds to First Solar Manufacturing GmbH, such as if project-related costs exceed our plan, we do not recover the expected amounts from governmental investment subsidies, or all or part of the government guarantees are withdrawn. If there is a decline in the value of the assets pledged as collateral for the credit facility, we may also be required to pledge additional assets as collateral.

Revolving Loan Agreement

We entered into a loan agreement with the Estate of John T. Walton on July 26, 2006, which we amended and restated on August 7, 2006, under which we could draw up to $34.0 million. As a condition of obtaining this loan, we were required to use $8.7 million of the proceeds to repay the principal of our loan from Kingston Properties, LLC, an affiliate of the Estate of John T. Walton and JCL Holdings, LLC. During July 2006, we drew $26.0 million against this loan, which we repaid with a portion of the proceeds from our initial public offering of common stock.

         $15,000,000 Loan from the State of Ohio

On July 1, 2005, First Solar US Manufacturing, LLC and First Solar Property, LLC entered into a loan agreement with the Director of Development of the State of Ohio for $15.0 million, $14.5 million of which was outstanding at March 31, 2007. Upon the merger of First Solar US Manufacturing, LLC and First Solar Property, LLC into First Solar, Inc. on March 31, 2007, First Solar, Inc. became the direct obligor under this loan agreement. The interest rate on the note is 2% per annum, plus a monthly service fee equal to 0.021%, payable monthly in arrears on the first day of each month. Principal payments commenced on December 1, 2006 and end on July 1, 2015, and we may pre-pay the loan in whole or in part at any time. The note is secured by a first-priority lien on our land and building in Perrysburg, Ohio.

         $5,000,000 Loan from the State of Ohio

On December 1, 2003, First Solar US Manufacturing, LLC and First Solar Property, LLC entered into a loan agreement with the Director of Development of the State of Ohio for $5.0 million, $4.6 million of which was outstanding at March 31, 2007. Upon the merger of First Solar US Manufacturing, LLC and First Solar Property, LLC into First Solar, Inc. on March 31, 2007, First Solar, Inc. became the direct obligor under this loan agreement. The interest rate on the note was 0.00% per annum for the first year the loan is outstanding, 1.00% during the second and third years, 2.00% during the fourth and fifth years and 3.00% for the remaining term of the note. In addition, we pay a monthly service fee equal to 0.021%. Interest is payable monthly, on the first day of each month. Principal payments commenced on January 1, 2007 and end on December 1, 2009, and we may pre-pay the note in whole or in part at any time. The note is secured by a first-priority lien on the accounts receivable, inventory, and machinery and equipment in our Perrysburg, Ohio manufacturing plant.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and bylaws. This description is only a summary. You should read it together with our amended and restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is part.

General

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001 per share, of which 72,997,929 shares were issued and outstanding as of July 12, 2007, and 30,000,000 shares of preferred stock, par value $0.001 per share, none of which are issued and outstanding.

Common Stock

The holders of our common stock are entitled to dividends as our board of directors may declare from time to time at its absolute discretion from funds legally available therefor. See “Dividend Policy”.

The holders of our common stock are entitled to one vote for each share held of record on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment to creditors and subject to prior distribution rights of any outstanding shares of preferred stock. All the outstanding shares of common stock are fully paid and non-assessable.

Registration Rights

First Solar entered into a registration rights agreement with the Estate of John T. Walton, JCL Holdings, LLC and Michael J. Ahearn, the members of JWMA. The registration rights agreement provides that the members of JWMA have piggyback registration rights if we register equity securities under the Securities Act, subject to certain lock-up provisions and exceptions. In addition, subject to certain lock-up provisions and exceptions, Michael J. Ahearn has three demand rights, JCL Holdings, LLC has five demand rights and the Estate of John T. Walton has unlimited demand rights, provided that the Estate of John T. Walton may only exercise one such demand right within any 365 day period. Following the termination of the Estate of John T. Walton, the registration rights held by the Estate will be held collectively by trusts for the benefit of John T. Walton’s wife and his descendants.

First Solar entered into a registration rights agreement with Goldman, Sachs & Co., the purchaser of the convertible senior subordinated notes. The registration rights agreement provides that, subject to certain lock-up provisions and exceptions, Goldman, Sachs & Co. has two demand rights and piggyback registration rights if we register equity securities under the Securities Act. The registration rights and related provisions are transferable with respect to the shares issued upon conversion of the notes on May 10, 2006.

Action by Written Consent; Special Meetings of Stockholders

Our amended and restated certificate of incorporation and bylaws provide that unless and until the Estate of John T. Walton, JCL Holdings, LLC, John T. Walton’s surviving spouse, descendants, any entity (including a trust) that is for the benefit of John T. Walton’s surviving spouse or descendants or any entity (including a trust) over which any of John T. Walton’s surviving spouse, descendants or siblings has voting or dispositive power (collectively, the “Estate”), collectively own less than 40% of our common stock then outstanding, stockholder action may be taken at an annual or special meeting of stockholders or by written consent. Thereafter, stockholder action may only be taken at an annual or special meeting of the stockholders and may not be taken by written consent. In addition, our amended and restated certificate of incorporation and bylaws provide that unless and until the Estate collectively owns less than 40% of our common stock then outstanding, either the board of directors or stockholders owning 40% or more of our common stock then outstanding may call a special meeting of stockholders at any time and for any purpose or purposes. Thereafter, only our board of directors may call a special meeting of stockholders.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Provisions of the Delaware General Corporation Law, or the DGCL, could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute.  We have elected not to be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No Cumulative Voting.  The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Limitations on Liability and Indemnification of Officers and Directors.  The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our organizational documents include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of our company, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our organizational documents also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnitee as may be required under the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance to protect our company, our directors, officers and certain associates for some liabilities. In addition, we have entered into an agreement with each of our directors and officers whereby we have agreed to indemnify them substantially in accordance with the indemnification provisions applicable to our officers and directors in our bylaws.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding involving any of our directors, officers or associates for which indemnification is sought.

Authorized but Unissued Shares of Common Stock.  Our authorized but unissued shares of common stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans and as consideration for future acquisitions, investments or other purposes. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Undesignated Preferred Stock.  Our amended and restated certificate of incorporation and bylaws authorizes undesignated preferred stock. As a result, our board of directors may, without stockholder approval, issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Amendments to Organizational Documents.  The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws.

Listing

Our common stock is listed on The Nasdaq Global Market under the trading symbol “FSLR”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders”. As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets. For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income regardless of source; or

•	a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has validly elected to be treated as a U.S. domestic trust.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the U.S. federal income tax treatment of the partnership and each partner generally will depend on the status of the partner and the activities of the partnership and the partner. Partnerships acquiring our common stock, and partners in such partnerships, should consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of our common stock.

This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents, persons who hold or receive common stock as compensation and persons subject to the alternative minimum tax). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of owning and disposing of our common stock.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person. Any U.S. trade or business income received by a corporate Non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dividends

Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or, if the Non-U.S. Holder is eligible, at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock (with a corresponding reduction in such Non-U.S. Holder’s tax basis in our common stock), and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying under penalties of perjury its entitlement to benefits under the treaty. Special certification requirements and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS on a timely basis. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty and the filing of a U.S. tax return for claiming a refund of U.S. federal withholding tax.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying under penalties of perjury that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United Sates.

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, as defined above;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for our common stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. We are not currently a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our common stock.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS on a timely basis. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refunded of such backup withholding.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2007, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Total	9,650,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Certain of the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis an aggregate of up to 1,447,500 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. After the initial public offering, the representatives may change the public offering price and concession.

The following table summarizes the compensation we and the selling stockholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling stockholders	$	$	$	$

The expenses of this offering, not including underwriting discounts and commissions, are estimated to be approximately $700,000. We will be reimbursed by the underwriters for certain of our out-of-pocket expenses.

An affiliate of Goldman, Sachs & Co., a member of the National Association of Securities Dealers, Inc. (“NASD”) and an underwriter in this offering, may participate in this offering as a selling stockholder. In the event such affiliate participates as a selling stockholder, more than 10% of the net proceeds of this offering, not including underwriting compensation, may be received by such affiliate. Consequently, this offering is being conducted in compliance with NASD Conduct Rule 2710(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a “bona fide independent market,” as defined by the NASD, exists.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated for a period of 90 days after the date of this prospectus except that we may (i) issue shares of our common stock in the offering or (ii) issue shares of our common stock pursuant to the exercise of options or other equity awards, or grant options or other equity awards pursuant to option plans, in each case existing on the date of this prospectus, in the case of (ii) above subject to no further transfer during the “lock-up” period. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated waive, in writing, such an extension.

The selling stockholders and our officers, directors and certain other stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated waive, in writing, such an extension. The lock-up restriction does not, however, restrict transfers of common stock (or any securities convertible into or exercisable or exchangeable for common stock) to any of the following transferees who agree to be bound in writing by the terms of the “lock-up” and who receive such securities in a transfer not involving a disposition for value: (i) any donee(s) of one or more bona fide gifts of common stock; (ii) any trust for the direct or indirect benefit of the locked-up party or of any familial relation thereof not more remote than first cousin, whether by blood, marriage or adoption; (iii) any beneficiary of the locked-up party pursuant to a will or other testamentary document or applicable laws of descent; (iv) if the locked-up party is an investment fund entity that is a limited partnership, limited liability company or equivalent foreign entity (an “Investment Fund Entity”), to any other Investment Fund Entity under the control of the locked-up party or under the control of the general partner or managing member of the locked-up party; and/or (v) as a distribution to partners, members or stockholders of the locked-up party; provided, however, that it shall be a condition to any such transfer pursuant to clauses (i) through (v) above that no public reports, including but not limited to reports pursuant to Rule 144 of the Securities Act or pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are required to be filed by such locked-up party during the “lock-up” period and no such reports are voluntarily filed by such locked-up party during the “lock-up” period. In addition, the lock-up restriction does not restrict (i) the sale of common stock under plans or agreements existing on the date of this prospectus that establish plans meeting the requirements of Rule 10b5-1 under the Exchange Act, for the pre-arranged sale of shares of common stock (“10b5-1 Plans”) or (ii) our officers and directors from entering into 10b5-1 Plans subsequent to the date of this prospectus, in the case of (ii) above subject to no sales of common stock being made under such 10b5-1 Plans during the “lock-up” period.

Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on The Nasdaq Global Market under the symbol “FSLR”.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common stock which is the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State once the prospectus has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in such Member State except that an offer to the public in the Relevant Member State of any Securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the Managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of International Manager for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The offering has not been notified to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances) pursuant to Article 18 of the Belgian law of 22 April 2003 on the public offering of securities (the “Law on Public Offerings”) nor has this prospectus been, or will it be, approved by the Belgian Banking, Finance and Insurance Commission pursuant to Article 14 of the Law on Public Offerings. Accordingly, the offering may not be advertised, the common stock may not be offered or sold, and this prospectus nor any other information circular, brochure or similar document may not be distributed, directly or indirectly, to any person in Belgium other than (i) institutional investors referred to in Article 3, 2° of the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions (the “Royal Decree”), acting for their own account or (ii) investors wishing to acquire the common stock for an amount of at least EUR 250,000 (or its equivalent in foreign currencies) per transaction, as specified in Article 3, 1° of the Royal Decree.

The common stock is offered in Finland solely to investors who are qualified investors. This prospectus has neither been filed with nor approved by the Finnish Financial Supervision Authority and it does not constitute a prospectus under the Prospectus Directive (2003/71/EC), the Finnish Securities Market Act (495/1989, as amended) or the Finnish Investment Funds Act (48/1999, as amended).

The common stock which is the object of this prospectus is neither registered for public distribution with the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht -’BaFin’) according to the German Investment Act nor listed on a German exchange. No sales prospectus pursuant to the German Securities Prospectus Act or German Sales Prospectus Act or German Investment Act has been filed with the BaFin. Consequently, the common stock must not be distributed within the Federal Republic of Germany by way of a public offer, public advertisement or in any similar manner and this prospectus and any other document relating to the common stock, as well as information or statements contained therein, may not be supplied to the public in the Federal Republic of Germany or used in connection with any offer for subscription of the common stock to the public in the Federal Republic of Germany or any other means of public marketing.

No offer of shares to the public in Ireland shall be made at any time except:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to the Prospectus (Directive 2003/71/EC) Regulations 2005.

The offering of the common stock has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) (the Italian securities and exchange commission) pursuant to the Italian securities legislation and, accordingly, each Manager represents and agrees that it has not offered, sold or delivered any common stock nor distributed any copies of the prospectus or any other document relating to the common stock, and will not offer, sell or deliver any shares nor distribute any copies of the prospectus or any other document relating to the common stock in the Republic of Italy (“Italy”) in a solicitation to the public at large (sollecitazione all’investimento), and that the common stock in Italy shall only be:

(i) offered or sold to professional investors (operatori qualificati) as defined in Article 31, second paragraph of CONSOB Regulation No 11522 of 1 July 1998 (the “Regulation No 11522”), as amended; or

(ii) offered or sold in circumstances where an exemption from the rules governing solicitations to the public at large applies, pursuant to Article 100 of Legislative Decree No 58 of 24 February 1998 (the “Financial Services Act”) and Article 33, first paragraph, of CONSOB Regulation No 11971 of 14 May 1999 (the “Regulation No 11971”), as amended, and shall in any event be effected in accordance with all relevant Italian securities, tax and exchange control and other applicable laws and regulations.

Moreover and subject to the foregoing, each Manager represents and agrees that the common stock may not be offered, sold or delivered and neither the prospectus nor any other material relating to the common stock may be distributed or made available in Italy unless such offer, sale or delivery of shares or distribution or availability of copies of the prospectus or any other material relating to the common stock in Italy:

(i) is in compliance with Article 129 of Legislative Decree No 385 of 1 September 1993 (the “Italian Banking Act”) and the implementing guidelines of the Bank of Italy, pursuant to which the issue or the offer of shares in Italy may need to be followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and

(ii) is made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, the Italian Banking Act, the Regulation No 11522, the Regulation No 11971 and other applicable laws and regulations.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

The offer of common stock has not been registered with the Portuguese Securities Market Commission (the “CMVM”). Each Manager has represented, warranted and agreed, and each further Manager appointed will be required to represent, warrant and agree that it has not offered or sold, and it will not offer or sell any common stock in Portugal or to residents of Portugal otherwise than in accordance with applicable Portuguese Law.

No action has been or will be taken that would permit a public offering of any of the common stock in Portugal. Accordingly, no common stock may be offered, sold or delivered except in circumstances that will result in compliance with any applicable laws and regulations. In particular, each Manager has represented, warranted and agreed that no offer has been addressed to more than 200 non-institutional Portuguese investors; no offer has been preceded or followed by promotion or solicitation to unidentified investors, or followed by publication of any promotional material. The offer of common stock is intended for Institutional Investors. Institutional Investors within the meaning of Article 30 of the Securities Code (Código dos Valores Mobiliários) includes credit institutions, investment firms, insurance companies, collective investment institutions and their respective managing companies, pension funds and their respective pension fund-managing companies, other authorized or regulated financial institutions, notably securitization funds and their respective management companies and all other financial companies, securitization companies, venture capital companies, venture capital funds and their respective management companies.

The prospectus in respect of the common stock has not been registered with the Comisión Nacional del Mercado de Valores (the “CNMV”). Accordingly, the common stock may only be offered in Spain to qualified investors under pursuant to and in compliance with Law 24/1988, as amended and Royal Decree 1310/2005.

Each of the Managers severally represents, warrants and agrees as follows: (1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of FSMA does not apply; and (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Certain of the underwriters and their respective affiliates have from time to time provided, and may in the future provide, various investment banking, financial advisory and other services for us and our affiliates, for which they have received or will receive customary compensation. Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated acted as representatives of the underwriters in connection with our initial public offering of common stock. In addition, Goldman, Sachs & Co. and its affiliates beneficially own approximately 5.8% of our common stock as of July 12, 2007, and an affiliate of Goldman, Sachs & Co. may participate in this offering as a selling stockholder.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the securities offered in this prospectus and certain legal matters will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Certain legal matters will be passed upon on behalf of the underwriters by Shearman & Sterling LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of First Solar, Inc. and subsidiaries as of December 30, 2006 and December 31, 2005 and for each of the three years in the period ended December 30, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov and our website at http://www.firstsolar.com. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference our documents listed below:

•	Annual Report on Form 10-K for the fiscal year ended December 30, 2006;

•	Definitive Proxy Statement filed April 25, 2007;

•	Quarterly Report on Form 10-Q filed May 8, 2007; and

•	Current Reports on Forms 8-K filed January 16, 2007, January 31, 2007, March 1, 2007, March 2, 2007, May 3, 2007 (pursuant to Item 5.02), May 30, 2007 and July 9, 2007.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Investor Relations
First Solar, Inc.
4050 East Cotton Center Boulevard
Building 6, Suite 68
Phoenix, Arizona 85040
Tel.: (602) 414-9315

The other reports and information that we have filed, or may in the future file, with the SEC are not incorporated by reference into and do not constitute part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements for First Solar, Inc. and Subsidiaries:
Unaudited Condensed Consolidated Financial Statements as of March 31, 2007 and December 30, 2006 and for the Three Months Ended March 31, 2007 and April 1, 2006
Unaudited Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2007 and April 1, 2006	F-2
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2007 and December 30, 2006	F-3
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2007 and April 1, 2006	F-4
Notes to Unaudited Condensed Consolidated Financial Statements	F-5
Consolidated Financial Statements as of December 30, 2006 and December 31, 2005 and for the Years Ended December 30, 2006, December 31, 2005 and December 25, 2004
Report of Independent Registered Public Accounting Firm	F-13
Consolidated Balance Sheets as of December 30, 2006 and December 31, 2005	F-14
Consolidated Statements of Operations for the Years Ended December 30, 2006, December 31, 2005 and December 25, 2004	F-15
Consolidated Statements of Members’/Stockholders’ Equity and Comprehensive Loss for the Years Ended December 30, 2006, December 31, 2005 and December 25, 2004	F-16
Consolidated Statements of Cash Flows for the Years Ended December 30, 2006, December 31, 2005 and December 25, 2004	F-17
Notes to Consolidated Financial Statements	F-18

FIRST SOLAR, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(In thousands, except per share amounts)

	Three Months Ended
	April 1,	March 31
	2006	2007
	(unaudited)

Net sales	$13,624	$66,949
Cost of sales	10,352	36,907

Gross profit	3,272	30,042

Operating expenses:
Research and development	1,519	3,058
Selling, general and administrative	5,872	13,690
Production start up	2,579	8,474

Total operating expenses	9,970	25,222

Operating income (loss)	(6,698)	4,820
Foreign currency gain (loss)	900	(270)
Interest expense	(423)	(201)
Other income (expense), net	349	3,960

Income (loss) before income taxes	(5,872)	8,309
Income tax expense	23	3,281

Net income (loss)	$(5,895)	$5,028

Net income (loss) per share:
Basic	$(0.12)	$0.07

Diluted	$(0.12)	$0.07

Weighted-average number of shares used in per share calculations:
Basic	50,777	72,347

Diluted	50,777	75,392

See accompanying notes to these condensed consolidated financial statements.

FIRST SOLAR, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands, except per share amounts)

	December 30,	March 31,
	2006	2007
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$308,092	$325,012
Short-term investments	323	326
Accounts receivable, net	27,966	7,844
Inventories	16,510	15,023
Economic development funding receivable	27,515	34,947
Prepaid expenses and other current assets	8,116	4,337

Total current assets	388,522	387,489
Property, plant and equipment, net	178,868	220,918
Restricted investments	8,224	8,313
Other noncurrent assets	2,896	2,043

Total assets	$578,510	$618,763

Liabilities And Stockholders’ Equity
Current liabilities:
Short-term debt	$16,339	$20,556
Current portion of long-term debt	3,311	3,319
Accounts payable and accrued expenses	32,083	44,319
Other current liabilities	340	—

Total current liabilities	52,073	68,194
Accrued recycling	3,724	4,989
Long-term debt	61,047	71,955
Other noncurrent liabilities	—	310

Total liabilities	116,844	145,448
Commitments and contingencies Employee stock options on redeemable shares	50,226	91,097
Stockholders’ equity:
Common stock, $0.001 par value per share; 500,000,000 shares authorized; 72,364,135 shares issued and outstanding at March 31, 2007	72	72
Additional paid-in capital	555,749	521,375
Accumulated deficit	(145,403)	(140,431)
Accumulated other comprehensive income	1,022	1,202

Total stockholders’ equity	411,440	382,218

Total liabilities and stockholders’ equity	$578,510	$618,763

See accompanying notes to these condensed consolidated financial statements.

FIRST SOLAR, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(In thousands)

	Three Months Ended
	April 1,	March 31,
	2006	2007
	(unaudited)

Cash flows from operating activities:
Cash received from customers	$9,502	$86,618
Cash paid to suppliers and employees	(20,772)	(46,395)
Interest, net of amounts capitalized	(424)	3,923
Income tax	(23)	(5,025)
Other	347	(192)

Net cash provided by (used in) operating activities	(11,370)	38,929

Cash flows from investing activities:
Purchases of property, plant and equipment	(25,793)	(40,755)
Purchases of restricted investments	(8)	(38)
Other investments in long-term assets	4	—

Net cash used in investing activities	(25,797)	(40,793)

Cash flows from financing activities:
Proceeds from notes payable to a related party	10,000	—
Repayment of notes payable to a related party	(30,000)	—
Repayment of long-term debt	—	(823)
Equity contributions	30,000	—
Proceeds from stock options exercised	100	588
Proceeds from debt	73,260	14,815
Tax benefit from options	—	123
Proceeds from economic development funding	—	3,968
Other financing activities	—	(2)

Net cash provided by financing activities	83,360	18,669

Effect of exchange rate changes on cash and cash equivalents	(126)	115

Net increase in cash and cash equivalents	46,067	16,920
Cash and cash equivalents, beginning of the period	16,721	308,092

Cash and cash equivalents, end of the period	$62,788	$325,012

Supplemental disclosure of significant non-cash investing activities:
Property, plant and equipment acquisitions funded by liabilities	$13,798	$16,199

See accompanying notes to these condensed consolidated financial statements.

FIRST SOLAR, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)
Three Months Ended March 31, 2007

Note 1—	Basis of Presentation

Basis of presentation.  The accompanying unaudited condensed consolidated financial statements of First Solar, Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission. Accordingly, the interim financial statements do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair statement have been included. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 29, 2007, or for any other period. The balance sheet at December 30, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. These financial statements and notes should be read in conjunction with the financial statements and notes thereto for the year ended December 30, 2006 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Fiscal periods.  We report our results of operations using a 52 or 53 week fiscal year, which ends on the Saturday on or before December 31. Our fiscal quarters end on the Saturday closest to the end of the applicable calendar quarter. Fiscal 2007 will end on December 29, 2007 and will consist of 52 weeks.

Note 2—	Significant Accounting Policies

Our significant accounting policies are disclosed in our Annual Report on Form 10-K for the year ended December 30, 2006 filed with the Securities and Exchange Commission. Our significant accounting policies reflect the adoption of the provisions of FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, and have otherwise not materially changed during the three months ended March 31, 2007.

Note 3—	Initial Public Offering

The Securities and Exchange Commission declared the Company’s first registration statements effective on November 16, 2006, which we filed on Forms S-1 (Registration No. 333-135574) and pursuant to Rule 462(b) Registration No. 333-138779) under the Securities Act of 1933 in connection with the initial public offering of the Company’s common stock. Under these registration statements, the Company registered 22,942,500 shares of its common stock, including 2,942,500 subject to an underwriter’s over-allotment option. First Solar registered 16,192,500 of these shares on its own behalf and 6,750,000 of these shares on behalf of certain of its stockholders, including one of the Company’s officers. In November 2006, the Company completed the initial public offering, in which it sold all of these shares that it registered on its behalf and on behalf of the selling stockholders, for an aggregate public offering price of $458.9 million, which included $58.9 million from the underwriters’ exercise of their over-allotment option. Of the $458.9 million of total gross proceeds, the Company received gross proceeds of $323.9 million, against which it charged $16.6 million of underwriting discounts and commissions and $4.6 million of other costs of the offering, resulting in a net increase in the Company’s paid-in capital of $302.7 million. The remaining $135.0 million of gross proceeds went to selling stockholders; they applied $8.4 million to underwriting discounts and commissions and received $126.6 million of the offering proceeds.

Note 4. Economic Development Funding

On July 26, 2006, we were approved to receive taxable investment incentives (“Investitionszuschüsse”) of approximately €21.5 million ($28.0 million at an assumed exchange rate of $1.30/€1.00) from the State of Brandenburg, Germany. These funds will reimburse us for certain costs we will incur building our plant in Frankfurt (Oder), Germany, including costs for the construction of buildings and the purchase of machinery and equipment. Receipt of these incentives is conditional upon the State of Brandenburg, Germany having sufficient funds allocated to this program to pay the reimbursements we claim. In addition, we are required to operate our facility for a minimum of five years and employ a specified number of employees during this period. Our incentive approval expires on December 31,

2009. As of March 31, 2007, we had received cash payments of $21.0 million under this program and we had accrued an additional $3.6 million that we are eligible to receive under this program based on qualifying expenditures that we had incurred through that date.

We are eligible to recover up to approximately €23.8 million ($30.9 million at an assumed exchange rate of $1.30/€1.00) of expenditures related to the construction of our plant in Frankfurt (Oder), Germany under the German Investment Grant Act of 2005 (“Investitionszulagen”). This Act permits us to claim tax-exempt reimbursements for certain costs we will incur building our plant in Frankfurt (Oder), Germany, including costs for the construction of buildings and the purchase of machinery and equipment. Tangible assets subsidized under this program have to remain in the region for at least five years. In accordance with the administrative requirements of the Act, we plan to claim reimbursement under the Act in conjunction with the filing of our tax returns with the local German tax office. Therefore we do not expect to receive funding from this program until we file our annual tax return for fiscal 2006 in 2007. In addition, this program expired on December 31, 2006 and we can only claim reimbursement for investments completed by this date. The majority of our buildings and structures and our investment in machinery and equipment were completed by this date. As of March 31, 2007, we had accrued $30.5 million that we are eligible to receive under this program based on qualifying expenditures that we had incurred through that date.

Note 5—	Consolidated Balance Sheet Details

Accounts receivable, net

Accounts receivable, net consisted of the following at December 30, 2006 and March 31, 2007 (in thousands):

	December 30,	March 31,
	2006	2007

Accounts receivable, gross	$27,970	$7,844
Allowance for doubtful accounts	(4)	—

Accounts receivable, net	$27,966	7,844

Inventories

Inventories consisted of the following at December 30, 2006 and March 31, 2007 (in thousands):

	December 30,	March 31,
	2006	2007

Raw materials	$8,212	$10,278
Work in process	1,123	481
Finished goods	7,175	4,264

Total inventories	$16,510	$15,023

Property, plant and equipment

Property, plant and equipment consisted of the following at December 30, 2006 and March 31, 2007 (in thousands):

	December 30,	March 31,
	2006	2007

Buildings and improvements	$21,804	$43,163
Machinery and equipment	79,803	153,219
Office equipment and furniture	4,428	5,080
Leasehold improvements	3,086	3,086

Gross depreciable property, plant and equipment	109,121	204,548
Accumulated depreciation and amortization	(18,880)	(24,022)

Net depreciable property, plant and equipment	90,241	180,526
Land	2,836	2,859
Construction in progress	85,791	37,533

Net property, plant and equipment	$178,868	$220,918

Depreciation and amortization of property, plant and equipment was $1.0 million and $5.1 million for the three months ended April 1, 2006 and March 31, 2007, respectively.

We incurred and capitalized interest cost (into our property, plant and equipment) as follows during the three months ended April 1, 2006 and March 31, 2007 (in thousands):

	Three Months Ended
	April 1,	March 31,
	2006	2007

Interest cost incurred	$1,304	$1,048
Interest capitalized	(881)	(847)

Interest expense	$423	$201

Accounts payable and accrued expenses

Accounts payable and accrued expenses consisted of the following at December 30, 2006 and March 31, 2007 (in thousands):

	December 30,	March 31,
	2006	2007

Accounts payable	$14,001	$11,219
Product warranty liability	2,764	3,355
Income tax payable	5,152	3,411
Accrued compensation and benefits	2,642	3,587
Accrued property, plant and equipment	1,968	16,746
Other accrued expenses	5,556	6,001

Total accounts payable and accrued expenses	$32,083	$44,319

Note 6—	Stock-Based Compensation

On December 26, 2004, we adopted Statement of Financial Accounting Standards No. (“SFAS”) 123(R), Share-Based Payment, using the modified retrospective transition method. Accordingly, we measure stock-based compensation cost at the grant date based on the fair value of the award and recognize this cost as an expense over the employee’s requisite service period. The stock-based compensation expense that we recognized on our statements of operations for the three months ended April 1, 2006 and March 31, 2007 was as follows (in thousands):

	Three Months Ended
	April 1,	March 31,
	2006	2007

Stock-based compensation cost included in:
Cost of sales	$1,020	$1,495
Research and development	599	1,158
Selling, general and administrative	990	2,868
Production start-up	—	255

Total stock-based compensation cost	$2,609	$5,776

The increase in stock-based compensation was primarily the result of new option grants. Stock-based compensation cost capitalized in our inventory was $0.4 million and $0.2 million at April 1, 2006 and March 31, 2007, respectively. At March 31, 2007, we had $28.3 million of unrecognized stock-based compensation cost related to non-vested awards, which we expect to recognize as an expense over a weighted-average period of approximately two years.

Note 7—	Debt

Our long-term debt consisted of the following at December 30, 2006 and March 31, 2007 (in thousands):

	December 30,	March 31,
	2006	2007

Euro denominated loan, variable interest Euribor plus 1.6%, due 2008 through 2012	$45,216	$56,931
2.25% loan, due 2006 through 2015	14,865	14,459
0.25%—3.25% loan, due 2007 through 2009	5,000	4,583
Capital lease obligations	15	13

	65,096	75,986
Less unamortized discount	(738)	(712)

Total long-term debt	64,358	75,274
Less current portion	(3,311)	(3,319)

Non-current portion	$61,047	$71,955

We had outstanding borrowings of $16.3 million and $20.6 million at December 30, 2006 and March 31, 2007, respectively, which we classify as short-term debt. We must repay this debt with any funding we receive from the Federal Republic of Germany under the Investment Grant Act of 2005, but in any event, this debt must be paid in full by December 30, 2008.

Note 8—	Commitments and Contingencies

Product warranties

Product warranty activity during the three months ended April 1, 2006 and March 31, 2007 was as follows (in thousands):

	Three Months Ended
	April 1,	March 31,
	2006	2007

Product warranty liability, beginning of period	$1,853	$2,764
Accruals for new warranties issued (warranty expense)	119	728
Settlements	(1)	(1)
Change in estimate of warranty liability	(40)	(136)

Product warranty liability, end of period	$1,931	$3,355

Note 9—	Income Taxes

On December 31, 2006, we adopted the provisions of FIN 48, which is an interpretation of SFAS 109, Accounting for Income Taxes. Tax law is subject to significant and varied interpretation, so an enterprise may be uncertain whether a tax position that it has taken will ultimately be sustained when it files its tax return. FIN 48 establishes a “more-likely-than-not” threshold that must be met before a tax benefit can be recognized in the financial statements and, for those benefits that may be recognized, stipulates that enterprises should recognize the largest amount of the tax benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the taxing authority. FIN 48 also addresses changes in judgments about the realizability of tax benefits, accrual of interest and penalties on unrecognized tax benefits, classification of liabilities for unrecognized tax benefits and related financial statement disclosures. As permitted by FIN 48, our policy is to recognize any interest and penalties that we might incur related to our tax positions in income tax expense.

As a result of the implementation of FIN 48, there are $0.5 million of potential tax benefits from prior years that we are not permitted to recognize under FIN 48 and have not previously recognized, but which would affect our effective tax rate if recognized. We also identified a liability of $0.1 million related to uncertain tax positions, which we recorded by a cumulative effect adjustment to equity. During the three months ended March 31, 2007, we did not identify any increases or decreases in unrecognized tax benefits as a result of tax positions taken in prior periods or taken during the three months ended March 31, 2007. Furthermore, during the three months ended March 31, 2007, we did not identify any reductions in unrecognized tax benefits relating to settlements with taxing authorities or due to the lapse of applicable statutes of limitations.

We are subject to filing requirements for income tax returns in the U.S federal jurisdiction and various state and foreign jurisdictions. We are not presently undergoing any examinations by any taxing authorities, but our tax years going back to 2003 are subject to examination in certain foreign tax jurisdictions in which we operate.

We presently have a valuation allowance on all of our net deferred tax assets in all of the taxing jurisdictions in which we operate. The ultimate realization of deferred tax assets depends on the generation of sufficient taxable income of the appropriate character and in the appropriate taxing jurisdictions during the future periods in which the related temporary differences become deductible. We determined the valuation allowance on our deferred tax assets in accordance with the provisions of SFAS 109, which require us to weigh both positive and negative evidence in order to ascertain whether it is more likely than not that deferred tax assets will be realized. We evaluated all significant available positive and negative evidence, including the existence of cumulative net losses, benefits that could be realized from available tax strategies and forecasts of future taxable income, in determining the need for a valuation allowance on our deferred tax assets. After applying the evaluation guidance of SFAS 109, we determined that it was necessary to record a valuation allowance against all of our net deferred tax assets. We will maintain this valuation allowance until sufficient positive evidence exists to support its reversal in accordance with SFAS 109.

Note 10—	Income (loss) per share

Basic net income (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) per share is computed giving effect to all potential dilutive common stock, including stock options.

The reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per share is as follows (in thousands):

	Three Months Ended
	April 1,	March 31,
	2006	2007

Basic net income (loss) per share
Numerator:
Net income (loss)	$(5,895)	$5,028

Denominator:
Weighted-average common stock outstanding	48,142	72,347
Effect of rights issue	2,635	—

Weighted-average shares used in computing basic net income (loss) per share	50,777	72,347

Diluted net income (loss) per share
Denominator:
Weighted-average shares used in computing basic net income (loss) per share	50,777	72,347
Add stock options outstanding	—	3,045

Weighted-average shares used in computing diluted net income (loss) per share	50,777	75,392

The following outstanding options were excluded from the computation of diluted net income (loss) per share as they had an antidilutive effect (in thousands):

	Three Months Ended
	April 1,	March 31,
	2006	2007

Options to purchase common stock	5,229	3,437

Note 11—	Comprehensive Income (loss)

Comprehensive income (loss) includes foreign currency translation adjustments and unrealized gains on derivate instruments designated and qualifying as cash flow hedges, the impact of which has been excluded from net income and reflected as components of stockholders’ equity.

	Three Months Ended
	April 1,	March 31,
	2006	2007
	(In thousands)

Net income	$(5,895)	$5,028
Foreign currency translation adjustments	(127)	161
Unrealized gain (loss) on derivative instruments	—	19

Comprehensive income (loss)	$(6,022)	$5,208

Components of accumulated other comprehensive income were as follows:

	December 30,	March 31,
	2006	2007
	(In thousands)

Foreign currency translation adjustments	$1,002	$1,163
Unrealized gain on derivative instruments	20	39

Accumulated other comprehensive income	$1,022	$1,202

Note 12—	Statement of Cash Flows

Following is a reconciliation of net income (loss) to net cash provided by or used in operating activities for the three months ended April 1, 2006 and March 31, 2007 (in thousands):

	Three Months Ended
	April 1,	March 31,
	2006	2007

Net income (loss)	$(5,895)	$5,028
Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	1,024	5,123
Stock-based compensation	2,609	5,776
Loss on disposal of property and equipment	—	(2)
Non-cash interest	(3)	(3)
Provision for excess and obsolete inventories	—	(23)
Changes in operating assets and liabilities:
Accounts receivable	(5,022)	19,745
Inventories	(2,828)	1,535
Prepaid expenses and other current assets	(2,584)	3,783
Other non-current assets	—	(446)
Accounts payable and accrued expenses	1,329	(1,587)

Total adjustments	(5,475)	33,901

Net cash provided by (used in) operating activities	$(11,370)	$38,929

Note 13—	Derivative Financial Instruments

We have interest rate swap agreements with a financial institution that effectively convert to fixed rates the floating variable rate of Euribor on certain drawdowns taken on the term loan portion of our credit facility with a consortium of banks led by IKB Deutsche Industriebank AG. At March 31, 2007, the notional values of the interest rate swaps (in thousands) and their annual fixed payment rates and maturities were as follows:

Notional Amount	Fixed Rate	Maturity

€14,921 ($19,397 at an assumed exchange rate of $1.30/€1.00)	3.96%	December 2012
€9,902 ($12,873 at an assumed exchange rate of $1.30/€1.00)	4.03%	December 2012
€3,928 ($5,106 at an assumed exchange rate of $1.30/€1.00)	4.07%	December 2012
€10,685 ($13,891 at an assumed exchange rate of $1.30/€1.00)	4.29%	December 2012
€3,248 ($4,222 at an assumed exchange rate of $1.30/€1.00)	4.25%	December 2012

The notional amounts of the interest rate swaps are scheduled to decline in accordance with our scheduled principal payments on the hedged term loan drawdowns. These derivative financial instruments qualified for accounting as cash flow hedges in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities and we designated them as such. As a result, we classified the aggregate fair value of the interest rate swap agreements, which was less than $0.1 million, as an other current asset on our balance sheet at March 31, 2007 and we record changes in that fair value in other comprehensive income. We assessed the interest rate swap agreements as highly effective as cash flow hedges at March 31, 2007. We use interest rate swap agreements to mitigate our exposure to interest rate fluctuations associated with certain of our debt instruments; we do not use interest rate swap agreements for speculative or trading purposes.

During the three months ended March 31, 2007, we purchased a forward foreign exchange contract to hedge certain foreign currency denominated intercompany long-term debt. This hedge does not qualify for hedge accounting treatment in accordance with the provisions of SFAS 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, we recognize gains or losses from the fluctuation in foreign exchange rates and the valuation of this hedging contract in other expense. We do not use derivative financial instruments for trading or speculative purposes. As of March 31, 2007, we had one outstanding foreign exchange forward contract to sell €20.0 million for $26.8 million at a fixed exchange rate of $1.34/€1.00. The contract will be due on February 27, 2009.

Note 14—	Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS 159 on our consolidated financial position and results of operations.

In March 2007, the FASB ratified Emerging Issues Task Force Issue (“EITF”) No. 06-10, Accounting for Deferred Compensation and Post Retirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangement. EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation and for recognition and measurement of the associated asset based on the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. We have evaluated EITF 06-10 and have determined that its adoption is not expected to have a material effect on our financial position or results of operations.

Note 15—	Subsequent Events

On April 30, 2007, we modified 474,374 of our share options to change their vesting dates from August 31, 2008 to August 31, 2007 and 1,171,060 of our share options to change their vesting dates from August 31, 2008 to January 15, 2008. These modifications do not affect the fair value of these share options that we use to calculate our share-based compensation expense, but the modifications do shorten the requisite service period over which we recognize that compensation expense and also increase our estimate of the number of these share options that we expect to vest. The increase in the number of these share options that we expect to vest increased the compensation cost that we expect to recognize over the service periods of the share options by $0.8 million. As a result, after the modification of the share options, we had $29.1 million of unrecognized stock-based compensation cost related to non-vested awards, which we expect to recognize as an expense over a weighted-average period of approximately 1.7 years.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of First Solar, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows, and of members’/stockholders’ equity and comprehensive income (loss) present fairly, in all material respects, the financial position of First Solar, Inc. and its subsidiaries at December 30, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 13 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2005.

PRICEWATERHOUSECOOPERS LLP
Phoenix, Arizona

March 15, 2007

FIRST SOLAR, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2005 and December 30, 2006
(in thousands, except share information)

	December 31,	December 30,
	2005	2006

Assets

Current assets:
Cash and cash equivalents	$16,721	$308,092
Short-term investments	312	323
Accounts receivable, net	1,098	27,966
Inventories	6,917	16,510
Economic development funding receivable	—	27,515
Prepaid expenses and other current assets	1,505	8,116

Total current assets	26,553	388,522
Property, plant and equipment, net	73,778	178,868
Restricted investments	1,267	8,224
Other noncurrent assets	286	2,896

Total assets	$101,884	$578,510

Liabilities and Members’/stockholders’ Equity

Current liabilities:
Short-term debt	$—	$16,339
Note payable to a related party	20,000	—
Current portion of long-term debt	142	3,311
Accounts payable and accrued expenses	13,771	32,083
Other current liabilities	—	340

Total current liabilities	33,913	52,073
Accrued recycling	917	3,724
Note payable to a related party	8,700	—
Long-term debt	19,881	61,047
Other noncurrent liabilities	79	—

Total liabilities	63,490	116,844

Commitments and contingencies
Employee stock options on redeemable shares	25,265	50,226
Members’/stockholders’ equity:
Membership equity	162,307	—
Preferred stock, $0.001 par value per share; 30,000,000 shares authorized; no shares issued and outstanding at December 30, 2006	—	—
Common stock, $0.001 par value per share; 500,000,000 shares authorized; 72,331,964 shares issued and outstanding at December 30, 2006	—	72
Additional paid-in capital	—	555,749
Accumulated deficit	(149,377)	(145,403)
Accumulated other comprehensive income	199	1,022

Total members’/stockholders’ equity	13,129	411,440

Total liabilities and members’/stockholders’ equity	$101,884	$578,510

See accompanying notes to these consolidated financial statements.

FIRST SOLAR, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
For the Years Ended December 25, 2004, December 31, 2005 and December 30, 2006
(in thousands, except per unit/share amounts)

	Years Ended
	2004	2005	2006

Net sales	$13,522	$48,063	$134,974
Cost of sales	18,851	31,483	80,730

Gross profit (loss)	(5,329)	16,580	54,244

Operating expenses:
Research and development	1,240	2,372	6,361
Selling, general and administrative	9,312	15,825	33,348
Production start-up	900	3,173	11,725

	11,452	21,370	51,434

Operating income (loss)	(16,781)	(4,790)	2,810
Foreign currency gain (loss)	116	(1,715)	5,544
Interest expense	(100)	(418)	(1,023)
Other income (expense), net	(6)	372	1,849

Income (loss) before income taxes	(16,771)	(6,551)	9,180
Income tax expense	—	—	5,206

Income (loss) before cumulative effect of change in accounting principle	(16,771)	(6,551)	3,974
Cumulative effect of change in accounting for share-based compensation	—	89	—

Net income (loss)	$(16,771)	$(6,462)	$3,974

Income (loss) per membership unit/share before cumulative effect of change in accounting principle—basic and diluted	$(0.39)	$(0.13)	$0.07
Cumulative effect of change in accounting principle—basic and diluted	—	0.00	—

Net income (loss) per membership unit/share—basic and diluted	$(0.39)	$(0.13)	$0.07

Weighted-average units/shares used to compute net income (loss) per unit/share:
Basic	43,198	48,846	56,310

Diluted	43,198	48,846	58,255

See accompanying notes to these consolidated financial statements.

FIRST SOLAR, INC. AND SUBSIDIARIES
Consolidated Statements of Members’/Stockholders’ Equity and Comprehensive Income (Loss)
For the Years Ended December 25, 2004, December 31, 2005 and December 30, 2006
(in thousands)

							Accumulated
					Additional		Other
	Membership Equity		Common Stock		Paid-In	Accumulated	Comprehensive	Total
	Units	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Equity

Balance, December 27, 2003	32,859	$146,699	—	$—	$—	$(126,144)	$1	$20,556
Components of comprehensive loss:
Net loss	—	—	—	—	—	(16,771)	—	(16,771)
Foreign currency translation adjustments	—	—	—	—	—	—	(187)	(187)

Total comprehensive loss								(16,958)

Cash contributions from owner	8,681	17,900	—	—	—	—	—	17,900
Stock-based compensation from options	—	1,143	—	—	—	—	—	1,143

Balance, December 25, 2004	41,540	165,742	—	—	—	(142,915)	(186)	22,641
Components of comprehensive loss:
Net loss	—	—	—	—	—	(6,462)	—	(6,462)
Foreign currency translation adjustments	—	—	—	—	—	—	385	385

Total comprehensive loss								(6,077)

Cash contributions from owner	3,674	16,663	—	—	—	—	—	16,663
Stock-based compensation from options	—	5,167	—	—	—	—	—	5,167
Reclassifications to employee stock options on redeemable shares	—	(25,265)	—	—	—	—	—	(25,265)

Balance, December 31, 2005	45,214	162,307	—	—	—	(149,377)	199	13,129
Components of comprehensive income:
Net income	—	—	—	—	—	3,974	—	3,974
Foreign currency translation adjustments	—	—	—	—	—	—	803	803
Change in unrealized gain on derivative instruments designated and qualifying as cash flow hedges	—	—	—	—	—	—	20	20

Total comprehensive income								4,797

Cash contributions from owner	6,613	30,000	—	—	—	—	—	30,000
Stock options exercised	—	—	49	—	100	—	—	100
Tax benefit from exercise of stock options	—	—	—	—	43	—	—	43
Conversion of membership units into common shares	(51,827)	(192,307)	51,827	11	192,296	—	—	—
Common stock issued upon conversion of convertible notes	—	—	4,261	1	73,999	—	—	74,000
Common stock issued in initial public offering, net of offering costs	—	—	16,193	16	302,634	—	—	302,650
Common stock issued to directors	—	—	2	—	59	—	—	59
Stock-based compensation from options	—	—		—	11,623	—	—	11,623
Reclassifications to employee stock options on redeemable shares	—	—	—	—	(24,961)	—	—	(24,961)
Effect of stock split	—	—	—	44	(44)	—	—	—

Balance, December 30, 2006	—	$—	72,332	$72	$555,749	$(145,403)	$1,022	$411,440

See accompanying notes to these consolidated financial statements.

FIRST SOLAR, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended December 25, 2004, December 31, 2005, and December 30, 2006
(in thousands)

	Years Ended
	2004	2005	2006

Cash flows from operating activities:
Cash received from customers	$11,152	$49,643	$110,196
Cash paid to suppliers and employees	(26,516)	(44,674)	(111,945)
Interest paid, net of amounts capitalized	(45)	(322)	(712)
Other	224	393	1,885

Net cash provided by (used in) operating activities	(15,185)	5,040	(576)

Cash flows from investing activities:
Purchases of property, plant and equipment	(7,733)	(42,481)	(153,150)
Purchases of restricted investments	—	(1,267)	(6,804)
Other investments in long-term assets	(57)	(84)	(40)

Net cash used in investing activities	(7,790)	(43,832)	(159,994)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of offering costs	—	—	302,650
Proceeds from notes payable to a related party	—	20,000	36,000
Repayment of notes payable to a related party	—	—	(64,700)
Repayment of long-term debt	—	—	(135)
Equity contributions	17,900	16,663	30,000
Proceeds from stock options exercised	—	—	100
Proceeds from debt	5,000	15,000	132,330
Tax benefit from options	—	—	45
Debt issuance costs	—	—	(1,497)
Proceeds from economic development funding	—	—	16,766
Other financing activities	—	—	(9)

Net cash provided by financing activities	22,900	51,663	451,550

Effect of exchange rate changes on cash and cash equivalents	(187)	385	391

Net increase (decrease) in cash and cash equivalents	(262)	13,256	291,371
Cash and cash equivalents, beginning of year	3,727	3,465	16,721

Cash and cash equivalents, end of year	$3,465	$16,721	$308,092

Supplemental disclosure of noncash investing and financing activities:
Property, plant and equipment acquisitions funded by liabilities	$—	$5,418	$2,304

Non-cash conversion of debt and accrued interest to equity	$—	$—	$74,000

See accompanying notes to these consolidated financial statements.

FIRST SOLAR, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1.	First Solar and Its Business

We design, manufacture and sell solar electric power modules. First Solar Holdings, LLC was formed as a Delaware limited liability company in May 2003 to act as the holding company for First Solar, LLC, which was formed in 1999 and renamed First Solar US Manufacturing, LLC in the second quarter of 2006 and other subsidiaries formed in 2003 and later. On February 22, 2006, First Solar Holdings, LLC was incorporated in Delaware as First Solar Holdings, Inc. and, also during the first quarter of 2006, was renamed First Solar, Inc. Upon our change in corporate organization on February 22, 2006, our membership units became common stock shares and our unit options became share options on a one-for-one basis. For clarity of presentation, we refer to our ownership interests as “shares” or “stock” in the remainder of these notes to our consolidated financial statements, although prior to February 22, 2006 they were membership units. First Solar, Inc. has wholly owned subsidiaries in Ohio, Arizona and Germany.

On October 30, 2006, our board of directors approved a 4.85 to 1 stock split of our common shares, which was effective November 1, 2006; the par value of our common shares remains $0.001 per share. All share and per share amounts presented in these consolidated financial statements have been retroactively adjusted to reflect the stock split.

Note 2.	Summary of Significant Accounting Policies

Principles of consolidation. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of First Solar, Inc. and all of its subsidiaries. We eliminated all intercompany transactions and balances during consolidation.

Fiscal periods. We report the results of our operations using a 52 or 53 week fiscal year, which ends on the Saturday on or before December 31. Fiscal 2006 ended on December 30, 2006 and included 52 weeks, fiscal 2005 ended on December 31, 2005 and included 53 weeks and fiscal 2004 ended on December 25, 2004 and included 52 weeks. Our fiscal quarters end on the Saturday closest to the end of the applicable calendar quarter.

Use of estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. Significant estimates in these consolidated financial statements include allowances for doubtful accounts receivable, inventory write-downs, estimates of future cash flows from and economic useful lives of long-lived assets, asset impairments, certain accrued liabilities, income taxes and tax valuation allowances, accrued warranty expenses, accrued reclamation and recycling expense, stock-based compensation costs and fair value estimates. Actual results could differ materially from these estimates under different assumptions and conditions.

Fair value estimates. The fair value of an asset or liability is the amount at which it could be exchanged or settled in a current transaction between willing parties. The carrying values for cash and cash equivalents, short-term investments and restricted investments, accounts receivable, accounts payable and accrued liabilities and other current assets and liabilities approximate their fair values due to their short maturities. The carrying value of the portion of our long term debt with stated interest rates reflects its fair value based on current rates afforded to us on debt with similar maturities and characteristics.

Foreign currency translation. The functional currencies of our foreign subsidiaries are their local currencies. Accordingly, we apply the period end exchange rate to translate their assets and liabilities and the weighted average exchange rate for the period to translate their revenues, expenses, gains and losses into U.S. dollars. We include the translation adjustments as a separate component of accumulated other comprehensive income within stockholders’ equity.

Cash and cash equivalents. We consider all highly liquid investments with original or remaining maturities of 90 days or less when purchased to be cash equivalents.

Short-term Investments. Investments with maturities greater than 90 days, but less than one-year at purchase are recorded as short-term investments. Short-term investments consist of a deposit account.

Inventories. We report our inventories at the lower of cost or market. We determine cost on a first-in, first-out basis and include both the costs of acquisition and the costs of manufacturing in our inventory costs. These costs include direct material, direct labor and fixed and variable indirect manufacturing costs, including depreciation and amortization.

We also regularly review the cost of inventory against its estimated market value and will record a lower of cost or market write-down if any inventories have a cost in excess of estimated market value. For example, we regularly evaluate the quantity and value of our inventory in light of current market conditions and market trends and record write-downs for any quantities in excess of demand and for any product obsolescence. This evaluation considers historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of our inventory could differ from forecast demand. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of our inventories.

Property, plant and equipment. We report our property, plant and equipment at cost, less accumulated depreciation. Cost includes the price paid to acquire or construct the assets, including interest capitalized during the construction period and any expenditures that substantially add to the value of or substantially extend the useful life of an existing asset. We expense repair and maintenance costs when they are incurred.

We compute depreciation expense using the straight-line method over the estimated useful lives of the assets, as presented in the table below. We amortize leasehold improvements over the shorter of their estimated useful lives or the remaining term of the lease.

Useful Lives in Years

Buildings	40
Manufacturing machinery and equipment	5 – 7
Furniture, fixtures, computer hardware and computer software	3 – 5
Leasehold improvements	15

Long-lived assets. We account for our long-lived, tangible assets and definite-lived intangible assets in accordance with Statement of Financial Accounting Standards No. (SFAS, 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As a result, we assess long-lived assets classified as “held and used”, including our property, plant and equipment, for impairment whenever events or changes in business circumstances arise that may indicate that the carrying amount of the long-lived asset may not be recoverable. These events would include significant current period operating or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. We evaluated our long-lived assets for impairment during 2006 and did not note any triggering event that the carrying values of these asset are not recoverable.

Economic development funding. We are eligible for economic development funding from various German governmental entities for certain of our capital expenditures. We record a receivable for these funds when our legal right to them exists and all criteria for receiving the funds have been met. We deduct the amount of the funds from the acquisition costs of the related assets, which will reduce the depreciation expense that we otherwise would have to recognize in future periods. See note 4 for a description of this economic development funding.

Product warranties. We provide a limited warranty to the original purchasers of our solar modules for five years following the date of sale that the modules will be free from defects in materials and workmanship under normal use and service conditions and we provide a warranty that the modules will produce at least 90% of their power output rating during the first 10 years following the date of sale and at least 80% of their power output rating during the following 15 years. In resolving claims under both the defects and power output warranties, we have the option of either repairing or replacing the covered module or, under the power output warranty, providing additional modules to remedy the power shortfall. Our warranties may be transferred from the original purchaser of our modules to a subsequent purchaser. We accrue an estimate of the future costs of meeting our warranty obligations when we recognize revenue from sales. We make and revise this estimate based on the number of solar modules under warranty at customer locations, our historical experience with warranty claims, our monitoring of field installation sites, our in-house testing of our solar modules and our estimated per-module replacement cost.

Environmental remediation liabilities. We record environmental remediation liabilities when environmental assessments and/or remediation efforts are probable and the costs can be reasonably estimated. We estimate these costs based on current laws and regulations, existing technology and the most likely method of remediation. We do not discount these costs and we exclude the effects of possible inflation and other economic factors. If our cost estimates result in a range of equally probable amounts, we accrue the lowest amount in the range.

End of life recycling and reclamation. We recognize an expense for the estimated fair value of certain future obligations for reclaiming and recycling the solar modules that we have sold once they have reached the end of their useful lives. See note 7 for further information about this obligation and how we account for it.

Revenue recognition. We sell our products directly to system integrators and recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed or determinable and collectibility of the resulting receivable is reasonably assured. Under this policy, we record a trade receivable for the selling price of our product and reduce inventory for the cost of goods sold when delivery occurs in accordance with the terms of the respective sales contracts. During 2006, we changed the terms of our sales contracts with all of our significant customers to provide that delivery occurs when we deliver our products to the carrier, rather than when the products are received by our customer, as had been our terms under our prior contracts. This change in the terms of our sales contracts resulted in a one-time increase to our net sales of $5.4 million during the year ended December 30, 2006. We do not offer extended payment terms or rights of return for our sold products.

Shipping and handling costs. Shipping and handling costs are classified as a component of cost of sales. Customer payments of shipping and handling costs are recorded as a component of net sales.

Stock-based compensation. We account for stock-based employee compensation arrangements in accordance with SFAS 123 (revised 2004), Share-Based Payments, which we adopted during the first quarter of the year ended December 31, 2005 using the “modified retrospective” method of transition. SFAS 123(R) requires us to recognize compensation cost in our financial statements for the fair value of share-based payments as of their grant date. We use the Black-Scholes-Merton option valuation formula to estimate the grant date fair value of our employee stock option awards. This formula requires us to estimate a number of input parameters, including the expected term of our employee stock options and the future volatility of our stock price.

We developed our estimate of our options’ expected terms as of their grant dates, which represents the period of time from the grant date that we expect the options to remain outstanding, as the midpoint between the options’ vesting dates and expiration dates. Because our stock is newly publicly traded, we do not have a meaningful observable share-price volatility; therefore, we based our estimate of the expected volatility of our future stock price on that of similar publicly-traded companies and we expect to continue to estimate our expected stock price volatility in this manner until such time as we might have adequate historical data to refer to from our own traded share prices.

The stock-based compensation expense that we recognized in our results of operations is based on the number of awards expected to ultimately vest, so the actual award amounts have been reduced for estimated forfeitures. SFAS 123(R)requires us to estimate forfeitures at the time the options are granted and revise those estimates, if necessary, in subsequent periods. We estimated forfeitures based on our historical experience with forfeitures of our options, giving consideration to whether future forfeiture behavior might be expected to differ from past behavior.

We recognize compensation cost for awards with graded vesting schedules on a straight-line basis over the requisite service periods for each separately vesting portion of the awards as if each award was, in substance, multiple awards.

Research and development expense. Research and development costs are incurred during the process of researching and developing new products and enhancing our existing products, technologies and manufacturing processes and consist primarily of compensation and related costs for personnel, materials, supplies, equipment depreciation and consultant and laboratory testing costs. We expense these costs as incurred until the resulting product has been completed and tested and is ready for commercial manufacturing.

We are party to several research grant contracts with the U.S. federal government under which we receive reimbursement for specified costs incurred for certain of our research projects. We record amounts recoverable from these grants as an offset to research and development expense when the related research and development costs are incurred, which is consistent with the timing of our contractual right to receive the cost reimbursement. We have included grant proceeds of $1.0 million, $0.9 million and $0.9 million as offsets to research and development expense during the years ended December 25, 2004, December 31, 2005 and December 30, 2006, respectively.

Production start-up expense. Production start-up expense consists primarily of salaries and personnel-related costs and the cost of operating a production line before it has been qualified for full production, including the cost of raw materials for solar modules run through the production line during the qualification phase. It also includes all expenses related to the selection of a new site and the related legal and regulatory costs, to the extent we cannot capitalize the expenditure.

Income taxes. First Solar Holdings, LLC was formed as a limited liability company and, accordingly, was not subject to U.S. federal or state income taxes, although certain of its foreign subsidiaries were subject to income taxes in their local jurisdictions. However, upon incorporation as First Solar, Inc. during the first quarter of 2006, the company became subject to U.S. federal and state income taxes.

We account for income taxes using the asset and liability method, in accordance with SFAS 109, Accounting for Income Taxes. Under this method, we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using the enacted tax laws expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled; we will recognize the effect on deferred tax assets and liabilities of a change in tax laws in the results of our operations during the period that includes the enactment date. We record valuation allowances to reduce deferred tax assets when we determine that it is more likely than not that some or all of the deferred tax assets will not be realized.

We operate in multiple taxing jurisdictions under several legal forms. As a result, we are subject to the jurisdiction of a number of U.S. and non U.S. tax authorities and to tax agreements and treaties among these authorities. Our operations in these different jurisdictions are taxed on various bases, including income before taxes calculated in accordance with jurisdictional regulations. Determining our taxable income in any jurisdiction requires the interpretation of the relevant tax laws and regulations and the use of estimates and assumptions about significant future events, including the following: the amount, timing and character of deductions; permissible revenue recognition methods under the tax law; and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, currency exchange restrictions, or our level of operations or profitability in each taxing jurisdiction could have an impact on the amount of income tax assets, liabilities, expenses and benefits that we record during any given period.

See note 14 for more information about the impact of income taxes on our financial position and results of operations.

Per share data. Basic income (loss) per share is based on the weighted effect of all common shares outstanding and is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is based on the weighted effect of all common shares and dilutive potential common shares outstanding and is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive potential common shares outstanding during the period.

Comprehensive income (loss). Our comprehensive income (loss) consists of our net income (loss), changes in unrealized gains or losses on derivative instruments that we hold and that qualify as and that we have designated as cash flow hedges and the effects on our consolidated financial statements of translating the financial statements of our subsidiaries that operate in foreign currencies. We present our comprehensive income (loss) in combined consolidated statements of members’/stockholders’ equity and comprehensive income (loss). Our accumulated other comprehensive income (loss) is presented as a component of equity in our consolidated balance sheets and consists of the cumulative amount of net financial statement translation adjustments and unrealized gains or losses on cash flow hedges that we have incurred since the inception of our business.

Recent accounting pronouncements. In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes. Tax law is subject to significant and varied interpretation, so an enterprise may be uncertain whether a tax position that it has taken will ultimately be sustained when it files its tax return. FIN 48 establishes a “more-likely-than-not” threshold that must be met before a tax benefit can be recognized in the financial statements and, for those benefits that may be recognized, stipulates that enterprises should recognize the largest amount of the tax benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the taxing authority. FIN 48 also addresses changes in judgments about the realizability of tax benefits, accrual of interest and penalties on unrecognized tax benefits, classification of liabilities for unrecognized tax benefits and related financial statement disclosures. We will adopt FIN 48 at the beginning of fiscal 2007. Based on our current assessment and subject to any changes that may result from additional technical guidance being issued, we expect the adoption of FIN 48 to increase our reserves for uncertain tax positions by less than $1.0 million, which we will record as a cumulative effect adjustment to equity.

In September 2006, the SEC issued SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which provides interpretive guidance on the consideration of the effects of prior year misstatements when quantifying current year misstatements during a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. We have applied SAB 108 during the preparation of our financial statements and the application of SAB 108 did not have a material effect on our financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value and to report unrealized gains and losses on those assets and liabilities in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS 159 on our financial position and results of operations.

In July 2006, the FASB issued EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is, Gross versus Net Presentation). The adoption of EITF No. 06-3 did not have an impact on our consolidated financial statements. Our accounting policy has been to present above mentioned taxes on a net basis, excluded from revenues.

Note 3.	Consolidated Balance Sheet Details

Accounts receivable, net

Accounts receivable, net consisted of the following at December 31, 2005 and December 30, 2006 (in thousands):

	2005	2006

Accounts receivable, gross	$1,102	$27,970
Allowance for doubtful accounts	(4)	(4)

Accounts receivable, net	$1,098	$27,966

Inventories

Inventories consisted of the following at December 31, 2005 and December 30, 2006 (in thousands):

	2005	2006

Raw materials	$1,675	$8,212
Work in process	597	1,123
Finished goods	4,645	7,175

Total inventories	$6,917	$16,510

Property, plant and equipment

Property, plant and equipment consisted of the following at December 31, 2005 and December 30, 2006 (in thousands):

	2005	2006

Buildings and improvements	$20,959	$21,804
Machinery and equipment	18,596	79,803
Office equipment and furniture	1,496	4,428
Leasehold improvements	1,362	3,086

Gross depreciable property, plant and equipment	42,413	109,121
Accumulated depreciation and amortization	(8,877)	(18,880)

Net depreciable property, plant and equipment	33,536	90,241
Land	1,047	2,836
Construction in progress	39,195	85,791

Net property, plant and equipment	$73,778	$178,868

Depreciation and amortization of property, plant and equipment was $1.9 million, $3.4 million and $10.2 million for the years ended December 25, 2004, December 31, 2005 and December 30, 2006, respectively.

We incurred and capitalized interest cost (into our property, plant and equipment) as follows during the years ended December 25, 2004, December 31, 2005 and December 30, 2006 (in thousands):

	2004	2005	2006

Interest cost incurred	$447	$773	$4,363
Interest capitalized	(347)	(355)	(3,340)

Interest expense	$100	$418	$1,023

Accounts payable and accrued expenses

Accounts payable and accrued expenses consisted of the following at December 31, 2005 and December 30, 2006 (in thousands):

	2005	2006

Accounts payable	$4,599	$14,001
Product warranty liability	1,853	2,764
Income tax payable	—	5,152
Accrued compensation and benefits	780	2,642
Other accrued expenses	6,539	$7,524

Total accounts payable and accrued expenses	$13,771	$32,083

Note 4.	Economic Development Funding

On July 26, 2006, we were approved to receive taxable investment incentives (“Investitionszuschüsse”) of approximately €21.5 million ($28.0 million at an assumed exchange rate of $1.30/€1.00) from the State of Brandenburg, Germany. These funds will reimburse us for certain costs we will incur building our plant in Frankfurt (Oder), Germany, including costs for the construction of buildings and the purchase of machinery and equipment. Receipt of these incentives is conditional upon the State of Brandenburg, Germany having sufficient funds allocated to this program to pay the reimbursements we claim. In addition, we are required to operate our facility for a minimum of five years and employ a specified number of employees during this period. Our incentive approval expires on December 31, 2009. As of December 30, 2006, we had received cash payments of $16.8 million under this program and we had accrued an additional $4.0 million that we are eligible to receive under this program based on qualifying expenditures that we had incurred through that date.

We are eligible to recover up to approximately €23.8 million ($30.9 million at an assumed exchange rate of $1.30/€1.00) of expenditures related to the construction of our plant in Frankfurt (Oder), Germany under the German Investment Grant Act of 2005 (“Investitionszulagen”). This Act permits us to claim tax-exempt reimbursements for certain costs we will incur building our plant in Frankfurt (Oder), Germany, including costs for the construction of buildings and the purchase of machinery and equipment. Tangible assets subsidized under this program have to remain in the region for at least 5 years. In accordance with the administrative requirements of the Act, we plan to claim reimbursement under the Act in conjunction with the filing of our tax returns with the local German tax office. Therefore we do not expect to receive funding from this program until we file our annual tax return for fiscal 2006 in 2007. In addition, this program expired on December 31, 2006 and we can only claim reimbursement for investments completed by this date. The majority of our buildings and structures and our investment in machinery and equipment were completed by this date. As of December 30, 2006, we had accrued $23.5 million that we are eligible to receive under this program based on qualifying expenditures that we had incurred through that date.

Note 5.	Intangible Assets

Included in other non-current assets on our consolidated balance sheets are intangible assets, substantially all of which are patents on technologies related to our products and production processes. We record an asset for patents based on the legal, filing and other costs incurred to secure them and amortize these costs on a straight-line basis over estimated useful lives ranging from 5 to 15 years. Amortization expense for our patents was less than $0.1 million for each of the years ended December 25, 2004, December 31, 2005 and December 30, 2006. Intangible assets consisted of the following at December 31, 2005 and December 30, 2006 (in thousands):

	2005	2006

Intangible assets, gross	$1,389	$1,389
Accumulated amortization	(1,120)	(1,141)

Intangible assets, net	$269	$248

Estimated future amortization expense for our patents is as follows at December 30, 2006 (in thousands):

2007	$20
2008	$20
2009	$20
2010	$20
2011	$20
Thereafter	$148

Note 6.	Restricted Investments

Our restricted investments consist of a funding arrangement for our solar module reclamation and recycling program (see note 7), a debt service reserve account of $4.0 million for our credit facility with a consortium of banks led by IKB Deutsche Industriebank AG (see note 8) and cash held by a financial institution as collateral for a letter of credit.

We pre-fund our estimated product reclamation and recycling expense at the time of sale through an agreement with a financial services company. During the years 2028 through 2045, we may elect to commute the agreement and receive back the amounts we have deposited plus a rate of return (computed at 5.3% for the years 2005 through 2022 and LIBOR less 0.35% thereafter) less any cost reimbursements that we have already received. At December 31, 2005 and December 30, 2006, the cumulative amount of deposits made and the investment returns earned through that date were $1.3 million and $3.0 million, respectively, which we report as a restricted investment on our consolidated balance sheet. We will make additional deposits during 2007, based on our estimates made two months before the deposits are due, of the number of modules that we expect to ship during 2007.

During fiscal 2006 we entered into a sale and purchase agreement with one of our suppliers which required us to deliver an irrevocable standby letter of credit in the amount of $1.3 million. This letter of credit has been collateralized through a bank deposit account which we have classified as a restricted investment.

Note 7.	Product Reclamation Liability

Legislative initiatives in Europe hold manufacturers responsible for the return and recycling of certain electrical products. The legislation passed to date does not include solar modules, but based on the progress of legislative deliberations and our commitment to the environment, we determined in the fourth quarter of 2004 that we should develop a program for ensuring the reclamation and recycling of the modules that we sell in Europe. As a result, we included a solar module reclamation and recycling arrangement in our standard 2005 and 2006 sales contracts, into which our customers, who are solar electricity generation project developers and system integrators, can enroll the eventual system owners. Under this arrangement, we agree to provide for the reclamation and recycling of the materials in our solar modules and the system owners agree to notify us, disassemble their solar electricity generation systems, package the solar modules for shipment and revert ownership rights over the modules back to us at the end of their expected service lives.

During the years ended December 31, 2005 and December 30, 2006, we have recorded accrued recycling liabilities for the estimated fair value of our obligations for the reclamation and recycling of our solar modules and we have made associated charges to cost of sales. We based our estimate of the fair value of our reclamation and recycling obligations on the present value of the expected future cost of reclaiming and recycling the modules, which includes the cost of packaging the module for transport, the cost of freight from the module’s installation site to a recycling center and the material, labor and capital costs of the recycling process. We based this estimate on our experience reclaiming and recycling our solar modules and on our expectations about future developments in recycling technologies and processes and about economic conditions at the time the modules will be reclaimed and recycled. In the periods between the time of our sales and our settlement of the reclamation and recycling obligations, we accrete the carrying amount of the associated liability by applying the discount rate used in its initial measurement. Our module end-of-life reclamation and recycling liabilities totaled $0.9 million at December 31, 2005 and $3.7 million at December 30, 2006 and are classified as accrued recycling with non-current liabilities on our consolidated balance sheets. We charged $0.9 million and $2.5 million to cost of sales for the fair value of our reclamation and recycling obligation for modules sold during the years ended December 31, 2005 and December 30, 2006, respectively. During the years ended December 31, 2005 and December 30, 2006, the accretion expense on our reclamation and recycling obligations was insignificant.

Starting in the first quarter of 2005, we also offered participation in the solar module reclamation and recycling program to owners of the 164,000 modules that we sold during 2003 and 2004, at no charge to the owners. When owners enroll in the program, we record liabilities for the estimated fair value of our obligations for the reclamation and recycling of the solar modules, with an associated charge to cost of sales. We estimate the fair value of our obligation and account for the subsequent accretion the same way as for our obligation for solar modules sold during 2005 and 2006. During the year ended December 31, 2005, our costs related to this program were insignificant. During the year ended December 30, 2006, we charged $0.3 million to cost of sales for the fair value of the obligations incurred during that year for modules sold during 2003 and 2004. The accretion expense on those obligations was insignificant during the year ended December 30, 2006. If all owners participated as of December 30, 2006, we estimate that the fair value of our obligation would be $0.5 million.

Note 8.	Debt

Current related party debt

During the year ended December 31, 2005, we borrowed $20.0 million from the Estate of John T. Walton, an affiliate of our majority shareholder, under a promissory note, all of which was outstanding at December 31, 2005. During January 2006, we borrowed an additional $10.0 million and subsequently repaid the entire $30.0 million in February 2006. These notes were unsecured, the balances were payable on demand and interest was payable monthly at an annual rate equal to the short term Applicable Federal Rate published by the Internal Revenue Service (4.34% at December 31, 2005). We classified these notes as a current liability on our consolidated balance sheet at December 31, 2005.

During July 2006, we entered into a loan agreement, which we amended and restated on August 7, 2006, with the Estate of John T. Walton under which we could draw up to $34.0 million. Interest was payable monthly at the annual rate of the commercial prime lending rate; principal was to be repaid at the earlier of January 2008 or the completion of an initial public offering of our stock. This loan did not have any collateral requirements. As a condition of obtaining this loan, we were required to use a portion of the proceeds to repay the principal of our loan from Kingston Properties, LLC, a related party. During July 2006, we drew $26.0 million against this loan, $8.7 million of which we used to repay the

Kingston Properties, LLC loan. Upon completion of our initial public offering in November 2006, we repaid the entire $26.0 million loan balance.

We had no related party debt outstanding at December 30, 2006.

Long-term debt

Our long-term debt at December 31, 2005 and December 30, 2006 consisted of the following (in thousands):

	December 31,	December 30,
	2005	2006

Euro denominated loan, variable interest Euribor plus 1.6%, due 2008 through 2012	$—	$45,216
2.25% loan, due 2006 through 2015	15,000	14,865
3.70% loan from a related party, due June 1, 2010	8,700	—
0.25%—3.25% loan, due 2007 through 2009	5,000	5,000
Capital lease obligations	23	15

	28,723	65,096
Less unamortized discount	—	(738)

Total long-term debt	28,723	64,358
Less current portion	(142)	(3,311)

Non-current portion	$28,581	$61,047

On July 27, 2006, First Solar Manufacturing GmbH, a wholly owned indirect subsidiary of First Solar, Inc., entered into a credit facility agreement with a consortium of banks led by IKB Deutsche Industriebank AG under which we can draw up to €102.0 million ($132.6 million at an assumed exchange rate of $1.30/€1.00) to fund costs of constructing and starting up our German plant. This credit facility consists of a term loan of up to €53.0 million ($68.9 million at an assumed exchange rate of $1.30/€1.00) and a revolving credit facility of €27.0 million ($35.1 million at an assumed exchange rate of $1.30/€1.00). The facility also provides for a bridge loan, which we can draw against to fund construction costs that we later expect to be reimbursed through funding from the Federal Republic of Germany under the Investment Grant Act of 2005 (“Investitionszulagen”), of up to €22.0 million ($28.6 million at an assumed exchange rate of $1.30/€1.00). We can make drawdowns against the term loan and the bridge loan until December 30, 2007 and we can make drawdowns against the revolving credit facility until September 30, 2012. We have incurred costs related to the credit facility totaling $2.0 million as of December 30, 2006, which we will recognize as interest and other financing expenses over the time that borrowings are outstanding under the credit facility. We also pay an annual commitment fee of 0.6% of any amounts not drawn down on the credit facility. At December 30, 2006, we had outstanding borrowings of $45.2 million under the term loan, which we classify as long-term debt and $16.3 million under the bridge loan, which we classify as short-term debt. We had no outstanding borrowings under the revolving credit facility at December 30, 2006.

We must repay the term loan in twenty quarterly payments beginning on March 31, 2008 and ending on December 30, 2012. We must repay the bridge loan with any funding we receive from the Federal Republic of Germany under the Investment Grant Act of 2005, but in any event, the bridge loan must be paid in full by December 30, 2008. Once repaid, we may not draw again against term loan or bridge loan facilities. The revolving credit facility expires on and must be completely repaid by December 30, 2012. In certain circumstances, we must also use proceeds from fixed asset sales or insurance claims to make additional principal payments and during 2009 we will also be required to make a one-time principal repayment equal to 20% of any “surplus cash flow” of First Solar Manufacturing GmbH during 2008. Surplus cash flow is a term defined in the credit facility agreement that is approximately equal to cash flow from operating activities less required payments on indebtedness.

We pay interest at the annual rate of the Euro interbank offered rate (Euribor) plus 1.6% on the term loan, Euribor plus 2.0% on the bridge loan and Euribor plus 1.8% on the revolving credit facility. Each time we make a draw against the term loan or the bridge loan, we may choose to pay interest on that drawdown every three or six months; each time we make a draw against the revolving credit facility, we may choose to pay interest on that drawdown every one, three, or six months. The credit facility requires us to mitigate our interest rate risk on the term loan by entering into pay-fixed, receive-floating interest rate swaps covering at least 75% of the balance outstanding under the term loan.

The Federal Republic of Germany is guaranteeing 48% of our combined borrowings on the term loan and revolving credit facility and the State of Brandenburg is guaranteeing another 32%. We pay an annual fee, not to exceed €0.5 million ($0.7 million at an assumed exchange rate of $1.30/€1.00) for these guarantees. In addition, we must maintain a debt service reserve of €3.0 million ($3.9 million at an assumed exchange rate of $1.30/€1.00) in a restricted bank account, which the lenders may access if we are unable to make required payments on the credit facility. Substantially all of our assets in Germany, including the German plant, have been pledged as collateral for the credit facility and the government guarantees.

The credit facility contains various financial covenants with which we must comply. First Solar Manufacturing GmbH’s cash flow available for debt service must be at least 1.1 times its required principal and interest payments for all its liabilities and the ratio of its total noncurrent liabilities to earnings before interest, taxes, depreciation and amortization may not exceed 3.0:1 from January 1, 2008 through December 31, 2008, 2.5:1 from January 1, 2009 through December 31, 2009 and 1.5:1 from January 1, 2010 through the remaining term of the credit facility.

The credit facility also contains various non-financial covenants with which we must comply. We must submit various financial reports, financial calculations and statistics, operating statistics and financial and business forecasts to the lender. We must adequately insure our German operation and we may not change the type or scope of its business operations. First Solar Manufacturing GmbH must maintain adequate accounting and information technology systems. Also, First Solar Manufacturing GmbH cannot open any bank accounts (other than those required by the credit facility), enter into any financial liabilities (other than intercompany obligations or those liabilities required by the credit facility), sell any assets to third parties outside the normal course of business, make any loans or guarantees to third parties, or allow any of its assets to be encumbered to the benefit of third parties without the consent of the lenders and government guarantors.

Our ability to withdraw cash from First Solar Manufacturing GmbH for use in other parts of our business is restricted while we have outstanding obligations under the credit facility and associated government guarantees. First Solar Manufacturing GmbH’s cash flows from operations must generally be used for the payment of loan interest, fees and principal before any remainder can be used to pay intercompany charges, loans, or dividends. Furthermore, First Solar Manufacturing GmbH generally cannot make any payments to affiliates if doing so would cause its cash flow available for debt service to fall below 1.3 times its required principal and interest payments for all its liabilities for any one year period or cause the amount of its equity to fall below 30% of the amount of its total assets. First Solar Manufacturing GmbH also cannot pay commissions of greater than 2% to First Solar affiliates that sell or distribute its products. Also, we may be required under certain circumstances to contribute more funds to First Solar Manufacturing GmbH, such as if project-related costs exceed our plan, we do not recover the expected amounts from governmental investment subsidies, or all or part of the government guarantees are withdrawn. If there is a decline in the value of the assets pledged as collateral for the credit facility, we may also be required to pledge additional assets as collateral.

During the year ended December 31, 2005, we received a $15.0 million loan from the Director of Development of the State of Ohio, $14.9 million of which was outstanding at December 30, 2006. Interest is payable monthly at the annual rate of 2.25%; principal payments commenced on December 1, 2006 and end on July 1, 2015. Land and buildings at our Ohio plant with a net book value of $21.6 million at December 30, 2006 have been pledged as collateral for this loan.

During the year ended December 25, 2004, we received a $5.0 million loan from the Director of Development of the State of Ohio, all of which was outstanding at December 30, 2006. Interest is payable monthly at annual rates starting at 0.25% during the first year the loan is outstanding, increasing to 1.25% during the second and third years, increasing to 2.25% during the fourth and fifth years and increasing to 3.25% for each subsequent year; principal payments commence on January 1, 2007 and end on December 1, 2009. Machinery and equipment at our Ohio plant with a net book value of $9.8 million at December 30, 2006 have been pledged as collateral for this loan. Due to the preparation of our registration statement for our initial public offering, we did not meet the non-financial covenant to furnish our audited financial statements for the year ended December 31, 2005 to the lender within 120 days after our fiscal year end and we received a waiver for that requirement from the lender on June 5, 2006. We have subsequently provided these financial statements to the lender.

During the year ended December 27, 2003, we received an $8.7 million loan from Kingston Properties, LLC, an affiliate of our majority stockholder. Interest accrued at the annual rate of 3.70% and was payable in monthly installments of $27,000; the principal amount and any unpaid accrued interest was due on June 1, 2010. We repaid the entire principal balance of this loan and all accrued interest in July 2006.

At December 30, 2006, future principal payments on our long-term debt, excluding payments related to capital leases, which are disclosed in note 11, were due as follows (in thousands):

2007	$3,305
2008	10,120
2009	12,416
2010	10,783
2011	13,078
Thereafter	15,379

Total long-term debt	$65,081

We made interest payments to related parties of $0.3 million, $0.6 million and $1.1 million for the years ended December 25, 2004, December 31, 2005 and December 30, 2006, respectively.

Note 9.	Interest Rate Swap Agreements

We have interest rate swap agreements with a financial institution that effectively convert to fixed rates the floating variable rate of Euribor on certain drawdowns taken on the term loan portion of our credit facility with a consortium of banks led by IKB Deutsche Industriebank AG (see note 8). At December 30, 2006, the notional values of the interest rate swaps (in thousands) and their annual fixed payment rates and maturities were as follows:

Notional Amount	Fixed Rate	Maturity

€14,921 ($19,397 at an assumed exchange rate of $1.30/€1.00)	3.96%	December 2012
€9,902 ($12,873 at an assumed exchange rate of $1.30/€1.00)	4.03%	December 2012
€3,928 ($5,106 at an assumed exchange rate of $1.30/€1.00)	4.07%	December 2012

The notional amounts of the interest rate swaps are scheduled to decline in accordance with our scheduled principal payments on the hedged term loan drawdowns. These derivative financial instruments qualified for accounting as cash flow hedges in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities and we designated them as such. As a result, we classified the aggregate fair value of the interest rate swap agreements, which was less than of $0.1 million, as an other current asset on our balance sheet at December 30, 2006 and we record changes in that fair value in other comprehensive income. We assessed the interest rate swap agreements as highly effective as cash flow hedges at December 30, 2006. We did not enter into any interest rate swap agreements prior to 2006. We use interest rate swap agreements to mitigate our exposure to interest rate fluctuations associated with certain of our debt instruments; we do not use interest rate swap agreements for speculative or trading purposes.

Note 10.	Benefit Plans

We offer a 401(k) retirement savings plan into which all of our United States employees can voluntarily contribute a portion of their annual salaries and wages, subject to legally prescribed dollar limits. We also offered a SIMPLE IRA, which we terminated during 2006, for employees in our Phoenix office. Our contributions to our employees’ plan accounts are made at the discretion of our board of directors and are based on a percentage of the participating employees’ contributions. In addition, our 401(k) plan requires a 4 year vesting period on employer contributions. During 2006, we matched half of the first 4% of their compensation that our employees contributed to the 401(k) Plan and all of the first 3% of their compensation that our Phoenix based employees contributed to the SIMPLE IRA. Our contributions to the plans totaled $0.1 million, $0.2 million and $0.3 million for the years ended December 25, 2004, December 31, 2005 and December 30, 2006 respectively. None of these benefit plans offered participants an option to invest in our common stock.

Note 11.	Commitments and Contingencies

Lease commitments

We lease our headquarters in Phoenix, Arizona, a customer service office in Mainz, Germany and a business development office in Berlin, Germany under non-cancelable operating leases, which expire in March 2007, April 2009 and May 2007, respectively. The leases require us to pay property taxes, common area maintenance and certain other costs in addition to base rent. We also lease certain machinery and equipment and office furniture and equipment under operating and capital leases. Future minimum payments under all of our non-cancelable leases are as follows as of December 30, 2006 (in thousands):

	Capital	Operating
	Leases	Leases	Total

2007	$9	$388	$397
2008	7	290	297
2009	6	284	290
2010	2	280	282
2011	—	272	272
Thereafter	—	—	—

Total minimum lease payments	24	$1,514	$1,538

Less amounts representing interest	(9)

Present value of minimum lease payments	15
Less current portion of obligations under capital leases	(6)

Non-current portion of obligations under capital leases	$9

Our rent expense was $0.4 million, $0.4 million and $0.6 million in each of the years ended December 25, 2004, December 31, 2005 and December 30, 2006, respectively.

Purchase commitments

We purchase raw materials for inventory, services and manufacturing equipment from a variety of vendors. During the normal course of business, in order to manage manufacturing lead times and help assure adequate supply, we enter into agreements with suppliers that either allow us to procure goods and services when we choose or that establish purchase requirements. In certain instances, these latter agreements allow us the option to cancel, reschedule, or adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our recorded purchase commitments are firm, non-cancelable and unconditional. At December 30, 2006, our obligations under firm, non-cancelable and unconditional agreements were approximately $56.9 million, of which $26.5 million was for commitments related to plant construction and maintenance. $36.4 million of our purchase obligations are due in fiscal 2007.

Product warranties

Product warranty activity during the years ended December 24, 2004, December 31, 2005 and December 30, 2006 was as follows (in thousands):

	2004	2005	2006

Product warranty liability, beginning of period	$462	$2,425	$1,853
Accruals for new warranties issued (warranty expense)	1,900	637	1,675
Settlements	(171)	(170)	(554)
Change in estimate of warranty liability	234	(1,039)	(210)

Product warranty liability, end of period	$2,425	$1,853	$2,764

We reduced our estimate of our product warranty liability by $1.0 million in the year ended December 31, 2005 because of the reductions in our manufacturing costs achieved in that year, which reduced our estimate of the cost required to replace our solar modules under warranty.

Environmental matters

Our environmental liabilities were $0.1 million and nil for the years ended December 31, 2005 and December 30, 2006, respectively and are classified with other noncurrent liabilities on our consolidated balance sheets. The majority of our liability at December 31, 2005 relates to our estimate of the future costs of remediation at our research and development facilities in Toledo, Ohio (closed in 1999) and Eckel Junction, Ohio (closed in 2004).

Legal matters

We are a party to litigation matters and claims that are normal in the course of our operations. While we believe that the ultimate outcome of these matters will not have a material adverse effect on our financial position, results of operations, or cash flows, the outcome of these matters is not determinable and negative outcomes may adversely affect us.

Sales Agreements

In April 2006, we entered into contracts with six European project developers and systems integrators for the purchase and sale of a significant portion of our planned production of solar modules during the period from 2006 to 2012. Under these contracts, we agree to provide each customer with solar modules totaling certain amounts of power generation capability during specified time periods. Our customers are entitled to certain remedies in the event of missed deliveries of the total kilowatt volume. Such delivery commitments are established through a rolling four quarter forecast that defines the specific quantities to be purchased on a quarterly basis and schedules the individual shipments to be made to our customers. In the case of a late delivery, our customers are entitled to a maximum charge of up to 6% of the delinquent revenue. If we do not meet our annual minimum volume shipments or the minimum average Watt per module, our customers also have the right to terminate these contracts on a prospective basis.

Note 12.	Stockholders’ Equity

Preferred stock

We have authorized 30,000,000 shares of undesignated preferred stock, $0.001 par value, none of which was issued and outstanding at December 30, 2006. Our board of directors is authorized to determine the rights, preferences and restrictions on any series of issued preferred stock that we may issue.

Common stock

We have authorized 500,000,000 shares of common stock, $0.001 par value, 72,331,964 shares of which were issued and outstanding at December 30, 2006. Each share of common stock has the right to one vote. No dividends have been declared or paid as of December 30, 2006.

Employee stock options on redeemable shares

During the years ended December 27, 2003 and December 31, 2005, we issued to certain employees options to purchase a total of 1,872,100 shares of our common stock that had a provision allowing, upon the employees’ deaths, their estates to sell any equity shares obtained as a result of exercising the options back to us at an amount equal to the then current fair value per share. As a result of this provision, we report the vested portion of the intrinsic value of these stock options on our consolidated balance sheet as employee stock options on redeemable shares. These options also allow the employees to sell back to us at fair value any equity shares obtained as a result of exercising the options if the employee becomes disabled or if his employment with us is terminated other than for cause or good reason or upon termination resulting from a change of control (as defined in the award agreement). These rights did not expire upon the consummation of our initial public offering of our common stock during the year ended December 30, 2006.

Equity transactions

During the years ended December 25, 2004, December 31, 2005 and December 30, 2006, we received cash equity contributions of $17.9 million, $16.7 million and $30.0 million, respectively, from our then sole owner.

During the year ended December 30, 2006, we received $73.3 million from the issuance of $74.0 million in convertible senior subordinated notes due in 2011, less $0.7 million of issuance costs that we deferred. Later during the same year, we extinguished these notes by payment of 4,261,000 shares of our common stock to the note holder. This extinguishment took place under the terms of a negotiated extinguishment agreement and not under the conversion terms of the original note purchase agreement; however, the settlement terms of the negotiated extinguishment agreement were, in substance, similar to, but not identical to, the terms of the original note purchase agreement. As a result of the extinguishment, we recorded a $74.0 million increase in our stockholders’ equity and a $43,000 loss on the extinguishment of the notes, which we recorded in other income (expense), net in our consolidated statement of operations.

The Securities and Exchange Commission declared our first registration statements effective on November 16, 2006, which we filed on Forms S-1 (Registration No. 333-135574 and 462(b) Registration No. 333-138779) under the Securities Act of 1993 in connection with the initial public offering of our common stock. Under these registration statements, we registered 22,942,500 shares of our common stock, including 2,942,500 subject to an underwriter’s over-allotment option. We registered 16,192,500 of these shares on our own behalf and 6,750,000 of these shares on behalf of certain of our stockholders, including one of our officers. In November 2006, we completed the initial public offering, in which we sold all of these shares that we registered on our behalf and on behalf of the selling stockholders, for an aggregate public offering price of $458.9 million, which included $58.9 million from the underwriters’ exercise of their over-allotment option. Of the $458.9 million of total gross proceeds, we received gross proceeds of $323.9 million, against which we charged $16.6 million of underwriting discounts and commissions and $4.6 million of other costs of the offering, resulting in a net increase in our paid-in capital of $302.7 million. The remaining $135.0 million of gross proceeds went to selling stockholders; they applied $8.4 million to underwriting discounts and commissions and received $126.6 million of the offering proceeds.

On November 22, 2006, we awarded a total of 2,188 fully vested, unrestricted shares of our common stock to the independent members of our board of directors. We recognized $0.1 million of share-based compensation expense for this transaction.

Note 13.	Stock Options

During 2003, we adopted our 2003 Unit Option Plan (the “2003 Plan”). In connection with our February 2006 conversion from a limited liability company to a corporation, we converted each outstanding option to purchase one limited liability membership unit under the 2003 Plan into an option to purchase one share of our common stock, in each case at the same exercise price and subject to the other terms and conditions of the outstanding option. Under the 2003 Plan, we may grant non-qualified options to purchase common shares of First Solar,Inc. to employees of First Solar, Inc. (including its parent and any of its subsidiaries) and non-employee individuals and entities that provide services to First Solar, Inc., its parent, or any of its subsidiaries. The 2003 Plan is administered by a committee appointed by our board of directors, which is authorized to, among other things, determine who will receive grants and determine the exercise price and vesting schedule of the options. The maximum number of new shares of our common stock that may be delivered by awards granted under the 2003 Plan is 6,847,060 and the shares underlying forfeited, expired, terminated, or cancelled awards become available for new award grants. Our board of directors may amend, modify, or terminate the 2003 Plan without the approval of our stockholders. We may not grant awards under the 2003 Plan after 2013, which is the tenth anniversary of the plan’s approval by our stockholders. At December 30, 2006, 1,810,453 shares were available for grant under the 2003 Plan. All shares available for grant under the 2003 Plan, all options outstanding under the plan and all shares outstanding from the exercise of options under the plan have been adjusted to give effect to the 4.85 to 1 stock split of our common shares during 2006 (see note 12).

During 2006, we adopted our 2006 Omnibus Incentive Compensation Plan (the “2006 Plan”). Under the 2006 Plan, directors, employees and consultants of First Solar, Inc. (including any subsidiaries) are eligible to participate. The 2006 Plan is administered by the compensation committee of our board of directors (or any other committee designated by our board of directors), which is authorized to, among other things, determine who will receive grants and determine the exercise price and vesting schedule of the awards made under the plan. The 2006 Plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock units, performance units, cash incentive awards and other equity-based and equity-related awards. The maximum number of new shares of our common stock that may be delivered by awards granted under the 2006 Plan is 5,820,000, of which the maximum number that may be delivered by incentive stock options is 5,820,000 and the maximum number that may be delivered as restricted stock awards is 2,910,000. Also, the shares underlying forfeited, expired, terminated, or cancelled awards become available for new award grants. Our board of directors may amend, modify, or terminate the 2006 Plan without the approval of our stockholders, except stockholder approval is required for amendments that would increase the maximum number of shares of our common stock available for awards under the plan, increase the maximum number of shares of our common stock that may be delivered by incentive stock options, or modify the requirements for participation in the 2006 Plan. We may not grant awards under the 2006 Plan after 2016, which is the tenth anniversary of the plan’s approval by our stockholders. At December 30, 2006, 4,278,631 shares were available for grant under the 2006 Plan.

Following is a summary of our share options as of December 25, 2004 and changes during the year then ended:

		Weighted
	Number of	Average
	Shares Under	Exercise
	Option	Price

Balance at beginning of year	2,505,398	$2.06
Options granted	550,621	$2.06
Options exercised	—	—
Options canceled	(109,770)	$2.06

Balance at end of year	2,946,249	$2.06

Exercisable at end of year	1,033,050	$2.06

Following is a summary of our share options as of December 31, 2005 and changes during the year then ended:

	Number of	Weighted Average
	Shares Under	Exercise	Remaining	Aggregate
	Option	Price	Contractual Term	Intrinsic Value

Options outstanding at December 25, 2004	2,946,249	$2.06
Options granted	2,761,333	$4.34
Options exercised	—	—		$—
Options forfeited or expired	(434,977)	$3.74

Options outstanding at December 31, 2005	5,272,605	$3.11	7.97	$74,901,000

Options vested, or expected to vest and exercisable at December 31, 2005	1,543,270	$2.29	8.36	$23,187,000

Following is a summary of our share options as of December 30, 2006 and changes during the year then ended:

	Number of	Weighted Average
	Shares Under	Exercise	Remaining	Aggregate
	Option	Price	Contractual Term	Intrinsic Value

Options outstanding at December 31, 2005	5,272,605	$3.11
Options granted	1,543,559	$20.37
Options exercised	(48,500)	$2.06		$740,000
Options forfeited or expired	(238,188)	$3.78

Options outstanding at December 30, 2006	6,529,476	$7.18	6.92	$147,972,000

Options vested, or expected to vest and exercisable at December 30, 2006	1,925,037	$2.57	7.28	$52,501,000

Options granted under the 2003 Plan and 2006 Plan have varying vesting provisions. Some cliff-vest, some vest ratably following the grant date, some vest at different rates during different portions of their vesting periods and some vested on the date of grant. The total fair value of shares vesting during the years ended December 25, 2004, December 31, 2005 and December 30, 2006 were $359,000, $2,689,000 and $1,412,000, respectively. During the year ended December 30, 2006, we received $0.1 million from the exercise of our options; these were the first exercises of our options that have occurred.

Our options expire seven to ten years from their grant date. The following table presents exercise price and remaining life information about options outstanding at December 30, 2006:

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise Price	Number of	Exercise	Contractual	Number of	Exercise
Range	Shares	Price	Life (Years)	Shares	Price

$2.06	2,734,181	$2.06	6.87	1,713,990	$2.06
$4.33	1,938,676	$4.33	6.71	—	—
$4.54	315,250	$4.54	8.96	181,875	$4.54
$20.00	1,470,208	$20.00	6.88	29,172	$20.00
$27.78—$28.59	71,161	$28.12	6.97	—	—

$2.06—$28.59	6,529,476	$7.18	6.92	1,925,037	$2.57

We have granted options with exercise prices that differed from the fair value of our shares (or membership units, for grants prior to our conversion into a corporation) on the grant date. The following table presents information about the options granted during the years ended December 25, 2004, December 31, 2005 and December 30, 2006:

			Weighted Average
	Number of Share	Weighted Average	Fair Value at
	Options Granted	Exercise Price	Grant Date

2006:
Exercise price equaled grant date fair value of share	1,543,559	$20.37	$20.37
Exercise price less than grant date fair value of share	—	—	—

	1,543,559	$20.37	$20.37

2005:
Exercise price equaled grant date fair value of share	—	—	—
Exercise price less than grant date fair value of share	2,761,333	$4.34	$14.74

	2,761,333	$4.34	$14.74

2004:
Exercise price equaled grant date fair value of share	550,621	$2.06	$2.06
Exercise price less than grant date fair value of share	—	—	—

	550,621	$2.06	$2.06

We estimate the fair value of each option award on its grant date using the Black-Scholes-Merton closed-form option valuation formula, which uses the assumptions documented in the following table for the years ended December 24, 2004, December 31, 2005 and December 30, 2006:

	2004	2005	2006

Share (or membership unit) price on grant date	$2.06	$4.54 - $17.32	$20.00 - $28.59
Stock option exercise price	$2.06	$2.06 - $4.54	$20.00 - $28.59
Expected term	5.5 - 6.8 years	5.0 - 7.5 years	3.5 - 6.0 years
Volatility	80%	80%	75%
Risk-free interest rate	3.17% - 4.31%	3.97% - 4.41%	4.57% - 4.65%
Dividend yield	0.00%	0.00%	0.00%

We estimated our options’ expected terms, which represent our best estimate of the period of time from the grant date that we expect the options to remain outstanding. Because our stock is newly publicly traded, we do not have a meaningful observable share-price volatility; therefore, we based our estimate of the expected volatility of our future stock price on that of similar publicly-traded companies and we expect to continue to estimate our expected stock price volatility in this manner until such time as we might have adequate historical data to refer to from our own traded share prices.

The stock-based compensation expense that we recognized in our results of operations is based on the number of awards expected to ultimately vest, so the actual award amounts have been reduced for estimated forfeitures. SFAS 123(R)requires us to estimate forfeitures at the time the options are granted and revise those estimates, if necessary, in subsequent periods. We estimated forfeitures based on our historical experience with forfeitures of our options, giving consideration to whether future forfeiture behavior might be expected to differ from past behavior.

We recognize compensation cost for awards with graded vesting schedules on a straight-line basis over the requisite service periods for each separately vesting portion of the awards as if each award was, in substance, multiple awards.

The stock-based compensation expense that we charged against our results of operations on our statement of operations was as follows for the years ended December 24, 2004, December 31, 2005 and December 30, 2006 (in thousands):

	2004	2005	2006

Stock-based compensation cost included in:
Cost of sales	$63	$822	$4,160
Research and development	64	639	2,348
Selling, general and administrative	1,016	3,425	5,251
Production start-up	—	—	138

Total stock-based compensation cost	$1,143	$4,886	$11,897

The adoption of SFAS 123(R) required us to change the way we account for forfeitures of employee stock options; in accordance with the provisions of SFAS 123(R), we presented the $0.1 million impact of this change as a cumulative effect of a change in account principle on our statements of operations for the year ended December 31, 2005. The adoption of SFAS 123(R)did not have any effect on our cash flows from operating or financing activities and, since we were not a taxable entity at the time and had not had any exercises of options, did not have any effect on our income taxes. Furthermore, we did not recognize any income tax benefit for stock-based compensation during the years ended December 24, 2004 and December 31, 2005 because we were not organized as an entity subject to income tax during those periods; we did not recognize any income tax benefit for stock-based compensation during the year ended December 30, 2006 due to the valuation allowance on our deferred tax assets. At December 30, 2006, we had $29.9 million of compensation costs related to unvested option awards that remained to be recognized over a weighted average service period of 2.0 years.

Stock-based compensation cost capitalized in our inventory was $0.4 million and $0.2 million at December 31, 2005 and December 30, 2006, respectively.

During the first quarter of the year ended December 31, 2005, we adopted SFAS 123(R) using the modified retrospective method, which involves adjusting our prior consolidated financial statements for the amounts previously reported in our pro forma disclosures under SFAS 123. The following table presents the adjustments that we made to our statements of operations for the effect of the adoption of SFAS 123(R) on our previously reported consolidated financial statements for the year ended December 25, 2004 (in thousands, except per share data):

	2004
			As Reported
			and
	As Reported	Adjustments	Adjusted

Net sales	$13,522	$—	$13,522
Cost of sales	18,788	63	18,851

Gross profit (loss)	(5,266)	(63)	(5,329)

Operating expenses:
Research and development	1,176	64	1,240
Selling, general, and administrative	8,296	1,016	9,312
Production start-up costs	900	—	900

	10,372	1,080	11,452

Operating loss	(15,638)	(1,143)	(16,781)
Foreign currency gain	116	—	116
Interest expense	(100)	—	(100)
Other income (expense), net	(6)	—	(6)

Net loss	$(15,628)	$(1,143)	$(16,771)

Net loss per share—basic and diluted	$(0.36)	$(0.03)	$(0.39)

Note 14.	Income Taxes

Our 2006 annual income tax was $5.2 million. The 2006 tax rate was 56.7% which primarily reflects a full valuation allowance on our deferred tax assets of $54.9 million. In 2004 and 2005, First Solar operated as a limited liability company (LLC) and, accordingly was not subject to U.S. federal and state taxes. Instead our income was directly taxed by our owners. However, certain of non U.S. subsidiaries were subject to income taxes in their jurisdictions. On February 22, 2206, First Solar converted to a “C” corporation form of organization.

The U.S. and non-U.S. components of our loss before income taxes were as follows during the years ended December 25, 2004, December 31, 2005 and December 30, 2006 (in thousands):

	2004	2005	2006

U.S. income (loss)	$(14,083)	$(4,604)	$10,314
Non-U.S. loss	(2,688)	(1,947)	(1,134)

Income (loss) before income taxes	$(16,771)	$(6,551)	$9,180

The components of our income tax expense were as follows during the years ended December 25, 2004, December 31, 2005 and December 30, 2006 (in thousands):

	2004	2005	2006

Current expense:
Federal	$—	$—	$4,401
State	—	—	453
Foreign	—	—	352

	—	—	5,206

Deferred expense:
Federal	—	—	—
State	—	—	—

Foreign	—	—	—

Total income tax expense	$—	$—	$5,206

As a result of our status as a limited liability company and as a result of our net operating losses and a valuation allowance on all of our net deferred tax assets in those jurisdictions in which we did operate under a form of organization subject to income taxes, we did not record any income tax expense or benefit during the years ended December 25, 2004 and December 31, 2005 and did not record a deferred tax expense or benefit during the year ended December 30, 2006.

Our income tax results differ from the amount computed by applying the U.S. statutory federal income tax rate of 35% to our income or losses before income taxes for the following reasons during the years ended December 25, 2004, December 31, 2005 and December 30, 2006 (in thousands):

	2004	2005	2006

Computed income tax (benefit) expense	$(5,870)	$(2,293)	$3,213
Economic development funding benefit	—	—	(8,873)
Permanent differences	—	—	407
(Income) loss not subject to income taxes	4,929	1,611	326
Effect of state taxes	—	—	244
Effect of foreign tax rates	(124)	(91)	(53)
Other	(102)	81	(235)
Valuation allowance	1,167	692	10,177

Reported income tax expense	$—	$—	$5,206

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities calculated for financial reporting purposes and the amounts calculated for preparing our income tax returns in accordance with tax regulations and the net tax effects of operating loss and tax credit carryforwards. The items that gave rise to our deferred taxes at December 31, 2005 and December 30, 2006 were as follows (in thousands):

	2005	2006

Deferred tax assets:
Goodwill	$—	$32,694
Economic development funding	—	8,873
Share-based compensation	—	4,368
Property, plant and equipment	—	4,113
Accrued expenses	461	2,510
Net operating losses	1,321	2,433
Inventory	—	273
Other	83	230

Deferred tax assets, gross	1,865	55,494
Valuation allowance	(1,865)	(54,890)

Deferred tax assets, net of valuation allowance	—	604
Deferred tax liabilities:
Capitalized interest	—	(604)

Net deferred tax assets and liabilities	$—	$—

The ultimate realization of deferred tax assets depends on the generation of sufficient taxable income of the appropriate character and in the appropriate taxing jurisdictions during the future periods in which the related temporary differences become deductible. We determined the valuation allowance on our deferred tax assets in accordance with the provisions of SFAS 109, which require us to weigh both positive and negative evidence in order to ascertain whether it is more likely than not that deferred tax assets will be realized. We evaluated all significant available positive and negative evidence, including the existence of cumulative net losses, benefits that could be realized from available tax strategies and forecasts of future taxable income, in determining the need for a valuation allowance on our deferred tax assets. After applying the evaluation guidance of SFAS 109, we determined that it was necessary to record a valuation allowance against all of our net deferred tax assets. We will maintain this valuation allowance until sufficient positive evidence exists to support its reversal in accordance with SFAS 109.

Activity in our valuation allowance on our deferred tax assets was as follows during the years ended December 31, 2005 and December 30, 2006 (in thousands):

	2005	2006

Valuation allowance, beginning of year	$1,173	$1,865
Change in form of corporate organization	692	42,848
Additions	—	10,177

Valuation allowance, end of year	$1,865	$54,890

Upon our change in form of corporate organization on February 22, 2006, we recognized $46.2 million of net deferred tax assets and we placed a valuation allowance in that entire amount.

At December 30, 2006, we had non-U.S. net operating loss carry-forwards of $6.4 million, which have an unlimited expiration period. Our ability to use the net operating loss carryforwards is dependent on our being able to generate taxable income in future periods.

Pro forma information

On February 22, 2006, we changed our status from a limited liability company and were thereafter subject to corporate federal and state income taxes as a subchapter C corporation. Because we had been a limited liability company, we had not reflected deferred taxes in our consolidated financial statements, except for deferred tax assets at certain non-U.S. subsidiaries that were subject to local income tax requirements and upon which we recorded full valuation allowances. Our statement of operations does not include a pro forma presentation calculated in accordance with SFAS 109 for income taxes that would have been recorded had we been a subchapter C corporation because we would have provided a full valuation allowance on all of our net deferred tax assets and therefore would not have recorded a tax provision.

Note 15.	Income (Loss) Per Share

The calculation of basic and diluted income (loss) per share for the years ended December 25, 2004, December 31, 2005 and December 30, 2006 is as follows (in thousands, except per share amounts):

	2004	2005	2006

Basic net income (loss) per share
Numerator:
Income (loss) before cumulative effect of changes in accounting principle	$(16,771)	$(6,551)	$3,974
Cumulative effect of change in accounting Principle	—	89	—

Net income (loss)	$(16,771)	$(6,462)	$3,974

Denominator:
Weighted-average common stock outstanding	39,129	44,244	55,651
Effect of rights issue	4,069	4,602	659

Weighted-average shares used in computing net income (loss) per share	43,198	48,846	56,310

Diluted net income (loss) per share
Denominator:
Weighted-average shares used in computing basic net income per share	43,198	48,846	56,310
Add stock options outstanding	—	—	1,945

Weighted-average shares used in computing diluted net income (loss) per share	43,198	48,846	58,255

	2004	2005	2006

Per share information—basic and diluted:
Income (loss) per share before cumulative effect of change in accounting principle	$(0.39)	$(0.13)	$0.07
Cumulative effect of change in accounting principle	—	0.00	—

Income (loss) per share	$(0.39)	$(0.13)	$0.07

The following outstanding options were excluded from the computation of diluted net income (loss) per share as they had an antidilutive effect (in thousands):

	2004	2005	2006

Options to purchase common stock	2,693	3,522	3,363

Note 16.	Statement of Cash Flows

Following is a reconciliation of net loss to net cash provided by or used in operating activities for the years ended December 25, 2004, December 31, 2005 and December 30, 2006 (in thousands):

	2004	2005	2006

Net income (loss)	$(16,771)	$(6,462)	$3,974
Adjustment to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	1,944	3,376	10,210
Stock-based compensation	1,143	4,797	11,897
Loss on disposal of property and equipment	—	—	314
Non-cash interest	51	90	394
Non-cash loss	234	27	45
Changes in operating assets and liabilities:
Accounts receivable	(2,486)	3,295	(28,149)
Inventories	(2,124)	(2,861)	(9,742)
Prepaid expenses and other current assets	(226)	(1,074)	(6,689)
Other non-current assets	—	—	142
Accounts payable and accrued expenses	3,050	3,852	17,028

Total adjustments	1,586	11,502	(4,550)

Net cash provided by (used in) operating activities	$(15,185)	$5,040	$(576)

Note 17.	Segment and Geographical Information

SFAS 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for the manner in which companies report in their financial statements information about operating segments, products, services, geographic areas and major customers. The method of determining what information to report is based on the way that management organizes the operating segments within the enterprise for making operating decisions and assessing financial performance. We operate in one industry segment, which entails the design, manufacture and sale of solar electric power products, so under SFAS 131, we do not present a disaggregation of our consolidated financial results into multiple operating segments, products, or services.

The following table presents net sales for the years ended December 25, 2004, December 31, 2005 and December 30, 2006 by geographic region, which is based on the destination of the shipments (in thousands):

	2004	2005	2006

Germany	$12,800	$47,867	$128,239
All other geographic regions	722	196	6,735

Net sales	$13,522	$48,063	$134,974

The following table presents long-lived assets, excluding financial instruments, deferred tax assets and intangible assets, at December 31, 2005 and December 30, 2006 by geographic region, based on the physical location of the assets (in thousands):

	2005	2006

United States	$73,556	$98,559
Germany	222	80,309

Long-lived assets	$73,778	$178,868

Note 18.	Concentrations of Credit and Other Risks

Customer concentration. The following customers comprised 10% or more of our total net sales during the years ended December 25, 2004, December 31, 2005 and December 30, 2006 (dollars in thousands):

	2004			2005		2006
	Net Sales		% of Total	Net Sales	% of Total	Net Sales	% of Total

Customer #1		$9,209	68.1%	$21,698	45.1%	$23,023	17.1%
Customer #2	$	*	*%	$5,520	11.5%	$21,568	16.0%
Customer #3	$	*	*%	$5,483	11.4%	$25,882	19.2%
Customer #4	$	*	*%	$5,065	10.5%	$25,054	18.6%
Customer #5	$	*	*%	$5,065	10.5%	$22,353	16.6%

*	Net sales to this customer were less than 10% of our total net sales during this period.

During 2006, we entered into five-year supply agreements, with an option for a sixth year, with six customers who develop solar energy investment projects in Germany. Under these agreements, we agreed to supply the customers with modules with specified total power ratings at specified prices through the term of the contract, along with other terms and conditions.

Credit risk. Financial instruments that potentially subject us to concentrations of credit risk are primarily cash, cash equivalents and trade accounts receivable. We place cash and cash equivalents with high-credit quality institutions and limit the amount of credit risk from any one issuer. As previously noted, our sales are primarily concentrated among six customers. We monitor the financial condition of our customers and perform credit evaluations whenever deemed necessary. In addition, during the fourth quarter of 2006, we received letters of credit from five of our customers securing accounts receivable as required by our long term customer contracts. Further, effective 2007 our customer payment terms have been reduced to 10 days. We have generally not required collateral for our sales on account.

Geographic risk. Our solar modules are presently primarily made for incorporation by our customers into electricity generation projects concentrated in a single geographic region, Germany. This concentration of our sales in one geographic region exposes us to local economic risks and local risks from natural or man-made disasters.

Production. Our products include components that are available from a limited number of suppliers or sources. Shortages of essential components could occur due to interruptions of supply or increases in demand and could impair our ability to meet demand for our products. Our modules are presently produced entirely in one facility in Perrysburg, Ohio. Damage to or disruption of that facility could interrupt our business and impair our ability to generate sales.

International operations. We derive substantially all of our revenue from sales outside our country of domicile, the United States. Therefore, our financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures, long accounts receivable collection patterns and changes in regional or worldwide economic or political conditions.

Note 19.	Subsequent Events

On January 17, 2007 and February 15, 2007, we received an additional drawdowns totaling €3.0 million ($3.9 million at an assumed exchange rate of $1.30/€1.00) on the bridge loan facility and €8.4 million ($10.9 million at an assumed exchange rate of $1.30/€1.00) on the term loan facility of our credit facility from a consortium of banks led by IKB Deutsche Industriebank AG.

On February 8, 2007 and March 5, 2007, we entered into interest rate swap agreements with a financial institution under which we pay the variable amount of the three month Euribor rate and receive a fixed amounts of 4.29% and 4.25% per annum, respectively, on notional amounts of €10.7 million ($13.9 million at an assumed exchange rate of $1.30/€1.00) and €3.2 million ($4.2 million at an assumed exchange rate of $1.30//€1.00), respectively. These derivative financial instruments are cash flow hedges of the variable interest payments on drawdowns we have taken on the term loan facility of our credit facility from a consortium of banks led by IKB Deutsche Industriebank AG.

On January 24, 2007, we entered into a land lease agreement on a 17.8 hectare lot in Kulim, Malaysia, with an initial lease term of 60 years. We plan to construct a new four line 100 MW solar module manufacturing plant on the leased land. Total rental payments during the lease term will be $6.7 million. We paid $0.7 million upon entering into the lease and the remaining amounts are due in three installments of $2.0 million to be paid in 2007, 2008 and 2009. The lease agreement also provides us with a six year option to lease an adjacent 16.2 hectare lot for a lease term that would expire at the same time as the lease on the 17.8 hectare lot.

On February 26, 2007, we entered into a forward exchange contract to sell €20 million for $26.8 million at a fixed exchange rate of $1.34/€1.00. The contract will be due on February 27, 2009.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the common stock being registered hereby. All of such expenses are estimates, other than the filing and quotation fees payable to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

SEC Registration Fee		$38,079
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees and Expenses		*
NASD Filing Fee		75,500
Miscellaneous

Total	$	*

*	To be provided by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides in relevant part that a corporation may indemnify any officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our bylaws generally provide that we will indemnify our directors and officers to the fullest extent permitted by law. In addition, we have entered into an agreement with each of our directors and officers whereby we have agreed to indemnify them substantially in accordance with the indemnification provisions related to our officers and directors in our bylaws.

The registrant has obtained officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the registrant may, in such capacities, incur. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

The underwriting agreement with the underwriters will provide for the indemnification of the directors and officers of the Company who sign this registration statement and certain controlling persons against specified liabilities, including liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or any public offerings and we believe that each of these transactions was exempt from registration requirements pursuant to Section 3(a)(9) or Section 4(2) of the Securities Act of 1933, as amended, Regulation D promulgated thereunder, Rule 144A of the Securities Act of 1933, as amended, or Rule 701 of the Securities Act of 1933 pursuant to compensatory benefit plans and contracts related to compensation as provided under Rule 701. The recipients of the securities in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions.

From December 2003 through February 2005, the registrant issued options to purchase a total of 3,078,310 shares of its common stock with an exercise price of $2.06 per share to directors, officers and key employees pursuant to its 2003 Unit Option Plan. In each case, no consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of such options. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b), which relates to exemptions for offers and sales of securities pursuant to certain compensatory benefit plans.

From December 2003 through October 2004, the registrant issued an aggregate total of 41,540,250 shares of its common stock to JWMA Holdings, LLC, an “accredited investor” within the meaning of Rule 501 of the Securities Act, at a price of $2.06 per share. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Section 4(2). From March 2005 through February 2006, the registrant issued an aggregate total of 10,287,068 shares of its common stock to JWMA Holdings, LLC, an accredited investor, at a price of $4.54 per share. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Section 4(2).

From February 2005 through October 2005, the registrant issued options to purchase a total of 2,423,792 shares of its common stock with an exercise price of $4.33 per share to directors, officers and key employees pursuant to its 2003 Unit Option Plan. In each case, no consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of such options. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b), which relates to exemptions for offers and sales of securities pursuant to certain compensatory benefit plans.

During December 2005, the registrant issued options to purchase a total of 315,250 shares of its common stock with an exercise price of $4.54 per share to directors, officers and key employees pursuant to its 2003 Unit Option Plan. In each case, no consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of such options. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b), which relates to exemptions for offers and sales of securities pursuant to certain compensatory benefit plans.

Upon our change in corporate organization on February 22, 2006, we issued an aggregate of 51,827,318 shares of common stock to holders of our membership units, each of which was an accredited investor, in exchange for the contribution to us of all such membership units. In each case, these transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Section 4(2).

Also upon our change in corporate organization on February 22, 2006, our unit options became 5,246,492 share options on a one-for-one basis. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b), which relates to exemptions for offers and sales of securities pursuant to certain compensatory benefit plans.

On February 22, 2006, the registrant issued $74 million aggregate principal amount of convertible senior subordinated notes due February 22, 2011 to Goldman, Sachs & Co. On May 10, 2006, Goldman, Sachs & Co. converted all of the convertible senior subordinated notes into 4,261,457 shares of common stock and is now a stockholder. These transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Section 4(2).

From November 2006 through February 2007, the registrant issued options to purchase a total of 1,567,739 shares of its common stock with exercise prices ranging from $20.00 to $32.81 per share to executive officers, directors and employees pursuant to its 2006 Plan. In each case, no consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of such options. The transactions were conducted in reliance upon the available exemptions from the registration requirements of the Securities Act, including those contained in Section 4(2) and Rule 701 promulgated under Section 3(b), which relates to exemptions for offers and sales of securities pursuant to certain compensatory benefit plans.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Set forth below is a list of exhibits that are being filed or incorporated by reference into this prospectus:

			Incorporated by Reference
					Date of	Exhibit	Filed
Exhibit Number		Exhibit Description	Form	File No.	First Filing	Number	Herewith

1	.1*	Form of Underwriting Agreement.	—	—	—	—	—
3.1		Amended and Restated Certificate of Incorporation of First Solar Inc.	S-1/A	333-135574	9/18/06	3.1
3.2		By-Laws of First Solar Inc.	S-1/A	333-135574	11/16/06	3.1
4.1		Loan Agreement dated December 1, 2003, among First Solar US Manufacturing, LLC, First Solar Property, LLC and the Director of Development of the State of Ohio.	S-1/A	333-135574	9/18/06	4.2
4.2		Loan Agreement dated July 1, 2005, among First Solar US Manufacturing, LLC, First Solar Property, LLC and Director of Development of the State of Ohio.	S-1/A	333-135574	9/18/06	4.3
4.3		Facility Agreement dated July 27, 2006, between First Solar Manufacturing GmbH, subject to the joint and several liability of First Solar Holdings GmbH and First Solar GmbH and IKB Deutsche Industriebank AG.	S-1/A	333-135574	9/18/06	4.11
4.4		Addendum No. 1 to Facility Agreement dated July 27, 2006, between First Solar Manufacturing GmbH, subject to the joint and several liability of First Solar Holdings GmbH and First Solar GmbH and IKB Deutsche Industriebank AG.	S-1/A	333-135574	9/18/06	4.12
4.5		Waiver Letter dated June 5, 2006, from the Director of Development of the State of Ohio.	S-1/A	333-135574	10/10/06	4.16
5	.1*	Opinion of Cravath, Swaine & Moore LLP.	—	—	—	—	—
10	.1†	Framework Agreement on the Sale and Purchase of Solar Modules dated April 10, 2006, between First Solar GmbH and Blitzstrom GmbH.	S-1/A	333-135574	11/8/06	10.1

			Incorporated by Reference
					Date of	Exhibit	Filed
Exhibit Number		Exhibit Description	Form	File No.	First Filing	Number	Herewith

10	.2†	Amendment to the Framework Agreement dated April 10, 2006 on the Sale and Purchase of Solar Modules between First Solar GmbH and Blitzstrom GmbH.	10-K	001-33156	3/16/07	10.02
10	.3†	Framework Agreement on the Sale and Purchase of Solar Modules dated April 11, 2006, between First Solar GmbH and Conergy AG.	S-1/A	333-135574	11/8/06	10.2
10	.4†	Amendment to the Framework Agreement dated April 11, 2006 on the Sale and Purchase of Solar Modules between First Solar GmbH and Conergy AG.	10-K	001-33156	3/16/07	10.04
10	.5†	Framework Agreement on the Sale and Purchase of Solar Modules dated April 5, 2006, between First Solar GmbH and Gehrlicher Umweltschonende Energiesysteme GmbH.	S-1/A	333-135574	11/8/06	10.3
10	.6†	Amendment to the Framework Agreement dated April 5, 2006 on the Sale and Purchase of Solar Modules between First Solar GmbH and Gehrlicher Umweltschonende Energiesysteme GmbH.	10-K	001-33156	3/16/07	10.06
10	.7†	Framework Agreement on the Sale and Purchase of Solar Modules dated April 9, 2006, among First Solar GmbH, Juwi Holding AG, JuWi Handels Verwaltungs GmbH & Co. KG and juwi solar GmbH.	S-1/A	333-135574	11/8/06	10.4
10	.8†	Amendment to the Framework Agreement dated April 9, 2006 on the Sale and Purchase of Solar Modules among First Solar GmbH, Juwi Holding AG, JuWi Handels Verwaltungs GmbH & Co. KG and juwi solar GmbH.	10-K	001-33156	3/16/07	10.08

			Incorporated by Reference
					Date of	Exhibit	Filed
Exhibit Number		Exhibit Description	Form	File No.	First Filing	Number	Herewith

10	.9†	Framework Agreement on the Sale and Purchase of Solar Modules dated March 30, 2006, between First Solar GmbH and Phönix Sonnenstrom AG.	S-1/A	333-135574	11/8/06	10.5
10	.10†	Amendment to the Framework Agreement dated March 30, 2006 on the Sale and Purchase of Solar Modules between First Solar GmbH and Phönix Sonnenstrom AG.	10-K	001-33156	3/16/07	10.10
10	.11†	Framework Agreement on the Sale and Purchase of Solar Modules dated April 7, 2006, between First Solar GmbH and Reinecke + Pohl Sun Energy AG.	S-1/A	333-135574	11/8/06	10.6
10	.12†	Amendment to the Framework Agreement dated April 7, 2006 on the Sale and Purchase of Solar Modules between First Solar GmbH and Reinecke + Pohl Sun Energy AG.	10-K	001-33156	3/16/07	10.12
10.13		Guarantee Agreement between Michael J. Ahearn and IKB Deutsche Industriebank AG.	S-1/A	333-135574	9/18/06	10.7
10.14		Grant Decision dated July 26, 2006, between First Solar Manufacturing GmbH and InvestitionsBank des Landes Brandenburg.	S-1/A	333-135574	10/10/06	10.9
10.15		2003 Unit Option Plan.	S-1/A	333-135574	9/18/06	4.14
10.16		Form of 2003 Unit Option Plan Agreement.	S-1/A	333-135574	9/18/06	4.15
10.17		2006 Omnibus Incentive Compensation Plan.	S-1/A	333-135574	10/25/06	10.10
10.18		Amended and Restated Employment Agreement dated October 31, 2006, between First Solar Inc. and Michael J. Ahearn.	S-1/A	333-135574	11/2/06	10.22
10.19		Amended and Restated Employment Agreement dated May 3, 2007, between First Solar Inc. and George A. (“Chip”) Hambro.	10-Q	001-33156	5/8/07	10.01

			Incorporated by Reference
					Date of	Exhibit	Filed
Exhibit Number		Exhibit Description	Form	File No.	First Filing	Number	Herewith

10.20		Amended and Restated Employment Agreement dated October 31, 2006, between First Solar, Inc. and I. Paul Kacir.	S-1/A	333-135574	11/2/06	10.21
10.21		Employment Agreement dated October 31, 2006, between First Solar, Inc. and Jens Meyerhoff.	S-1/A	333-135574	11/2/06	10.20
10.22		Employment Agreement dated November 1, 2002, between First Solar, Inc. and Kenneth M. Schultz.	S-1/A	333-135574	10/25/06	10.14
10.23		Employment Agreement dated March 12, 2007 between First Solar, Inc. and Bruce Sohn.	10-K	001-33156	3/16/07	10.24
10.24		Form of Change in Control Severance Agreement.	S-1/A	333-135574	10/25/06	10.15
10.25		Guaranty dated February 5, 2003.	S-1/A	333-135574	10/25/06	10.16
10.26		Form of Director and Officer Indemnification Agreement.	S-1/A	333-135574	10/25/06	10.17
10.27		Reclamation and Recycling Indemnification Policy.	S-1/A	333-135574	10/25/06	10.18
21.1		List of Subsidiaries of First Solar, Inc.	—	—	—	—	X
23	.1*	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).	—	—	—	—	—
23.2		Consent of Independent Registered Public Accounting Firm.	—	—	—	—	X

*	To be filed by amendment.

†	Confidential treatment has been requested and granted for portions of this exhibit.

ITEM 17.	UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes the following:

(1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of these securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Phoenix, Arizona on July 19, 2007.

First Solar, Inc.

By:	/s/ JENS MEYERHOFF

Name:	Jens Meyerhoff
Title:	Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Michael J. Ahearn and Jens Meyerhoff, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ MICHAEL J. AHEARN Michael J. Ahearn	Chief Executive Officer and Director (Principal Executive Officer)	July 19, 2007

/s/ JENS MEYERHOFF Jens Meyerhoff	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	July 19, 2007

/s/ JAMES F. NOLAN James F. Nolan	Director	July 19, 2007

/s/ J. THOMAS PRESBY J. Thomas Presby	Director	July 19, 2007

/s/ BRUCE SOHN Bruce Sohn	Director	July 19, 2007

/s/ PAUL H. STEBBINS Paul H. Stebbins	Director	July 19, 2007

/s/ MICHAEL SWEENEY Michael Sweeney	Director	July 19, 2007